SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2005

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Discloseable Transaction Circular issued by PCCW Limited dated July 8, 2005;
2.	Composite Offer and Response Document issued by PCCW Mobile Holding No. 2 Limited and SUNDAY Communications Limited dated July 8, 2005 and related Forms of Acceptance; and
3.	Joint Announcement issued by PCCW Limited and SUNDAY Communications Limited dated July 7, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: July 15, 2005	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in PCCW Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability)
 (Stock Code: 0008)

DISCLOSEABLE TRANSACTION
RELATING TO
(1) CONDITIONAL SALE AND PURCHASE AGREEMENTS
RELATING TO 1,790,134,000 ORDINARY SHARES IN
SUNDAY COMMUNICATIONS LIMITED
AND
(2) MANDATORY UNCONDITIONAL CASH OFFER BY
CITIGROUP GLOBAL MARKETS ASIA LIMTIED
FOR AND ON BEHALF OF THE OFFEROR FOR ALL THE ISSUED
SHARE CAPITAL IN SUNDAY COMMUNICATIONS LIMITED
OTHER THAN THOSE SHARES ALREADY OWNED OR
AGREED TO BE ACQUIRED BY THE OFFEROR
AND TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF
SUNDAY COMMUNICATIONS LIMITED

A letter from the board of directors of PCCW Limited is set out on pages 5 to 16 of this circular.

8 July 2005

CONTENTS

Page

Definitions	1

Letter from the Board	5

Appendix — General Information	17

— i —

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context otherwise requires:

“acting in concert”	shall have the meaning set out in the Takeovers Code

“ADSs”	American depositary shares of SUNDAY, evidenced by American depositary receipts, each ADS representing 100 SUNDAY Shares

“Agreements”	the First Agreement and the Second Agreement

“associate(s)”	shall have the meaning set out in Rule 1.01 of the Listing Rules

“Citigroup”	Citigroup Global Markets Asia Limited (a subsidiary of Citibank Inc.), a company incorporated in Hong Kong with limited liability, which is a deemed licensed corporation under the SFO licenced to carry on Types 1 (dealing in securities), 4 (advising on securities), 6 (advising on corporate finance) and 7 (providing automated trading services) of the regulated activities, being the financial adviser to the Company and the Offeror in respect of the Offer

“Company”	PCCW Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange

“Company Announcement”	the announcement of the Company dated 13 June 2005 relating to (1) conditional sale and purchase agreements relating to 1,790,134,000 SUNDAY Shares, (2) possible mandatory cash offer by Citigroup on behalf of the Offeror for all the issued share capital in SUNDAY other than the SUNDAY Shares already owned or agreed to be acquired by the Offeror and parties acting in concert with it and (3) discloseable transaction of the Company

“Company Group”	the Company and its subsidiaries

“Companies Law”	the Companies Law (2004 Revision) of the Cayman Islands

“Composite Offer Document”	the document to be jointly issued by or on behalf of the Offeror and SUNDAY to all SUNDAY Shareholders and SUNDAY Option Holders in accordance with the Takeovers Code containing, inter alia, the terms and conditions of the Offer, the advice of the independent financial adviser to the independent board committee of SUNDAY in respect of the Offer, and the advice of the independent board committee of SUNDAY to the Independent SUNDAY Shareholders and the SUNDAY Option Holders in relation to the Offer

DEFINITIONS

“connected person”	shall have the meaning set out in Rule 14A.11 of the Listing Rules

“DCL”	Distacom Communications Limited, a private company incorporated in Hong Kong with limited liability and the direct registered and beneficial owner of the entire issued share capital of Distacom HK

“disinterested SUNDAY Shares”	SUNDAY Shares other than those owned by the Offeror or persons acting in concert with it

“Distacom HK”	Distacom Hong Kong Limited, a company incorporated in Hong Kong with limited liability and the seller of the First Sale Shares under the First Agreement

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates

“First Agreement”	the conditional sale and purchase agreement between Distacom HK, DCL and the Company in relation to the sale and purchase of the First Sale Shares dated 13 June 2005

“First Sale Shares”	an aggregate of 1,380,000,000 SUNDAY Shares, representing approximately 46.15 percent of the issued share capital of SUNDAY

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Huawei Tech.”	Huawei Tech. Investment Co., Limited, a shareholder of SUNDAY

“Independent SUNDAY Shareholders”	the SUNDAY Shareholders other than the Offeror and parties acting in concert with it

“Joint Announcement”	the joint announcement of the Company and SUNDAY dated 22 June 2005 relating to (1) conditional sale and purchase agreements relating to 1,790,134,000 SUNDAY Shares (2) mandatory unconditional cash offer by Citigroup on behalf of the Offeror for all the issued share capital in SUNDAY other than those shares already owned or agreed to be acquired by the Offeror and parties acting in concert with it (3) discloseable transaction of the Company (4) delay in despatch of the offer document and the discloseable transaction circular of the Company and (5) appointment of independent financial adviser to the independent board committee of SUNDAY

DEFINITIONS

“Latest Practicable Date”	28 June 2005, being the latest practicable date prior to the issue of this circular for the purposes of ascertaining certain information contained herein

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Offer”	the mandatory unconditional cash offer for all the issued SUNDAY Shares (including any SUNDAY Shares that may fall to be issued under any SUNDAY Share Option prior to the close of such offer) not already owned by or agreed to be acquired by the Offeror, at the Offer Price to be made by Citigroup on behalf of the Offeror in accordance with the Takeovers Code and the related cash offer to be made by Citigroup on behalf of the Offeror in accordance with the Takeovers Code for the Outstanding SUNDAY Share Options

“Offer Price”	HK$0.65 per SUNDAY Share

“Offeror”	PCCW Mobile Holding No. 2 Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly owned subsidiary of the Company

“Outstanding SUNDAY Share Options”	27,515,831 SUNDAY Share Options granted pursuant to the SUNDAY Share Option Scheme and outstanding as at the Latest Practicable Date, conferring rights to subscribe for 27,515,831 SUNDAY Shares at prices ranging from HK$1.01 to HK$3.05

“public”	shall have the meaning set out in Rule 1.01 of the Listing Rules

“Sale Shares”	collectively, the First Sale Shares and the Second Sale Shares

“Second Agreement”	the conditional sale and purchase agreement between Townhill, USI and the Company in relation to the sale and purchase of the Second Sale Shares dated 13 June 2005

“Second Sale Shares”	an aggregate of 410,134,000 SUNDAY Shares, representing approximately 13.72 percent of the issued share capital of SUNDAY

“SFC”	the Securities and Futures Commission of Hong Kong

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time

“Shareholders”	the shareholders of the Company

DEFINITIONS

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“SUNDAY”	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and on NASDAQ National Market in the United States of America

“SUNDAY Group”	SUNDAY and its subsidiaries

“SUNDAY Option Holders”	holders of the Outstanding SUNDAY Share Options

“SUNDAY Share(s)”	ordinary share(s) of HK$0.10 each in the issued share capital of SUNDAY, trading in board lots of 1,000 on the Main Board of the Stock Exchange

“SUNDAY Share Options”	the share option(s) granted under the SUNDAY Share Option Scheme

“SUNDAY Share Option Scheme”	the share option scheme of SUNDAY approved and adopted on 1 March 2000

“SUNDAY Shareholders”	holders of SUNDAY Shares

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers in force from time to time

“Townhill”	Townhill Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability and the seller of the Second Sale Shares under the Second Agreement

“USI”	USI Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange, and the direct or indirect owner of the entire issued share capital of Townhill

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability)
 (Stock Code: 0008)
Executive Directors:	Registered Office:
Li Tzar Kai, Richard (Chairman)	39th Floor, PCCW Tower
So Chak Kwong, Jack	TaiKoo Place, 979 King’s Road
(Deputy Chairman and Group Managing Director)	Quarry Bay
Yuen Tin Fan, Francis (Deputy Chairman)	Hong Kong
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert
Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO
Zhang Chunjiang
Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz

8 July 2005

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
RELATING TO
(1) CONDITIONAL SALE AND PURCHASE AGREEMENTS
RELATING TO 1,790,134,000 ORDINARY SHARES IN
SUNDAY COMMUNICATIONS LIMITED AND

LETTER FROM THE BOARD

(2) MANDATORY UNCONDITIONAL CASH OFFER BY
CITIGROUP GLOBAL MARKETS ASIA LIMTED
FOR AND ON BEHALF OF THE OFFEROR FOR ALL THE ISSUED
SHARE CAPITAL IN SUNDAY COMMUNICATIONS LIMITED
OTHER THAN THOSE SHARES ALREADY OWNED OR
AGREED TO BE ACQUIRED BY THE OFFEROR
AND TO CANCEL ALL OUTSTANDING SHARE OPTIONS
OF SUNDAY COMMUNICATIONS LIMITED

INTRODUCTION

     On 13 June 2005, under the Company Announcement, the Company announced that it had entered into the First Agreement with Distacom HK as vendor and DCL as guarantor for Distacom HK, and the Second Agreement with Townhill as vendor and USI as guarantor for Townhill, whereby the Company conditionally agreed to purchase (or procure the purchase by one of its wholly owned subsidiaries) and Distacom HK and Townhill respectively conditionally agreed to sell 1,380,000,000 and 410,134,000 SUNDAY Shares under the First Agreement and the Second Agreement, for the respective considerations of HK$897,000,000 and HK$266,587,100.

     On 22 June 2005, under the Joint Announcement, the Company further announced that the First Agreement and the Second Agreement had each been duly completed on 22 June 2005. On completion of the Agreements, the Offeror acquired 1,380,000,000 SUNDAY Shares from Distacom HK under the First Agreement and 410,134,000 SUNDAY Shares from Townhill under the Second Agreement.

     Other than the Agreements, the Company Group has not engaged in any dealings in any SUNDAY Shares in the six-month period immediately preceding the Latest Practicable Date. So far as the Company is aware and except as disclosed herein, the Company and persons acting in concert with it currently do not own any interest in SUNDAY other than the Sale Shares acquired under the Agreements. Following completion of the Agreements, the Offeror and the parties acting in concert with it are interested in an aggregate of 1,790,134,000 SUNDAY Shares, representing approximately 59.87 percent of the existing issued share capital of SUNDAY as at the Latest Practicable Date. In addition, a wholly owned subsidiary of Cheung Kong (Holdings) Limited and a private company controlled by Mr Li Ka Shing, each of which is presumed under the Takeovers Code to be acting in concert with the Company, hold respectively 19,854,000 SUNDAY Shares (representing approximately 0.66 percent of the existing issued share capital of SUNDAY) and 5,127,000 SUNDAY Shares (representing approximately 0.17 percent of the existing issued share capital of SUNDAY), which were acquired by them between April 2000 and February 2003. Under Rule 26.1 of the Takeovers Code, following completion of the Agreements, the Offeror is required to make a mandatory unconditional cash offer for all the SUNDAY Shares not already owned or agreed to be acquired by the Offeror and the unconditional cash offer in consideration of the cancellation of all Outstanding SUNDAY Share Options pursuant to Rule 13 of the Takeovers Code. Accordingly, as announced under

LETTER FROM THE BOARD

the Joint Announcement, Citigroup, for and on behalf of the Offeror, will make the Offer for all the issued SUNDAY Shares other than those already owned or agreed to be acquired by the Offeror, and will also offer to pay a cash amount to the SUNDAY Option Holders for each Outstanding SUNDAY Share Option held by them in consideration of their agreeing to cancel their Outstanding SUNDAY Share Options.

     The entering into of the Agreements and the Offer constitute a discloseable transaction for the Company under Rule 14.06(2) of the Listing Rules. The purpose of this circular is to provide the Shareholders with details of the Agreements, the Offer and other information in compliance with the requirements of the Listing Rules.

THE FIRST AGREEMENT

Date:

13 June 2005

Parties:

Vendor:	Distacom HK, the principal business of which was investment holding in SUNDAY

Purchaser:	PCCW Mobile Holding No. 2 Limited, which is the Offeror and a wholly owned subsidiary of the Company

Guarantor for the vendor:	DCL, the direct registered and beneficial owner of the entire issued share capital of Distacom HK

First Sale Shares:

     The Company conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 SUNDAY Shares, representing approximately 46.15 percent of the issued share capital of SUNDAY as at the Latest Practicable Date.

     The First Agreement provides for the First Sale Shares to be acquired free from all liens, charges, encumbrances, equities and adverse interests and with all rights attached or accruing thereto.

Consideration:

     The consideration for the First Sale Shares amounts to HK$897,000,000 (equivalent to HK$0.65 per SUNDAY Share) and was paid under the First Agreement by the Offeror in cash on completion of the First Agreement. The consideration was settled from the internal resources of the Company Group.

     As a result of negotiations between the Company and Distacom HK, and taking into account the historic financial performance of SUNDAY and the market price of the SUNDAY Shares, the consideration was negotiated and determined on an arm’s length basis between the Company and Distacom HK.

LETTER FROM THE BOARD

Condition:

     Completion was subject to there being no breach of the representations and warranties set out in the First Agreement prior to completion of the First Agreement.

Completion:

     As announced by the Company on 22 June 2005 under the Joint Announcement and referred to in more detail below, completion of the First Agreement took place on 22 June 2005 in accordance with the terms of the First Agreement.

THE SECOND AGREEMENT

Date:

13 June 2005

Parties:

Vendor:	Townhill, the principal business of which was investment holding in SUNDAY

Purchaser:	PCCW Mobile Holding No. 2 Limited, which is the Offeror and a wholly owned subsidiary of the Company

Guarantor for the vendor:	USI, the direct or indirect owner of the entire issued share capital of Townhill

Second Sale Shares:

     The Company conditionally agreed to purchase (or procure the purchase by one of its wholly owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 SUNDAY Shares, representing approximately 13.72 percent of the issued share capital of SUNDAY as at the Latest Practicable Date.

     The Second Agreement provides for the Second Sale Shares to be acquired free from all liens, charges, encumbrances, equities and adverse interests and with all rights attached or accruing thereto.

Consideration:

     The consideration for the Second Sale Shares amounts to HK$266,587,100 (equivalent to HK$0.65 per SUNDAY Share) and was paid under the Second Agreement by the Offeror in cash on completion of the Second Agreement. The consideration was settled from the internal resources of the Company Group.

     As a result of negotiations between the Company and Townhill, and taking into account the historic financial performance of SUNDAY and the market price of the SUNDAY Shares, the consideration was negotiated and determined on an arm’s length basis between the Company and Townhill and the price per SUNDAY Share was the same as that paid under the First Agreement.

LETTER FROM THE BOARD

Conditions:

Completion of the Second Agreement was subject to:

(a)	there being no breach of the representations and warranties set out in the Second Agreement prior to completion of the Second Agreement; and

(b)	the boards of directors of USI and Townhill having approved the entry into and performance of the Second Agreement.

Completion:

     As announced by the Company on 22 June 2005 under the Joint Announcement and referred to in more detail below, completion of the Second Agreement took place on 22 June 2005 in accordance with the terms of the Second Agreement.

     To the best knowledge, information and belief of the directors of the Company, Distacom HK, DCL, Townhill and USI, and each of their respective ultimate beneficial shareholders, are independent of, and not connected with, the directors, the chief executive and the substantial shareholders of the Company and its subsidiaries or an associate of any of them. In this connection, an associate of an independent non-executive director of the Company has held a small shareholding in USI, representing approximately 0.76 percent of the issued share capital of USI, since September 1993. USI is a public company and has its shares listed on the Stock Exchange.

COMPLETION OF THE AGREEMENTS ON 22 JUNE 2005 AND CHANGE OF
COMPOSITION OF THE BOARDS OF DIRECTORS OF SUNDAY AND ITS SUBSIDIARIES

     As announced by the Company on 22 June 2005 under the Joint Announcement, the First Agreement and the Second Agreement were each duly completed on 22 June 2005 in accordance with the terms of the respective Agreements. On completion of the Agreements, the Offeror acquired 1,380,000,000 SUNDAY Shares from Distacom HK under the First Agreement and 410,340,000 SUNDAY Shares from Townhill under the Second Agreement. Accordingly, following completion of the Agreements, the Offeror and the parties acting in concert with it are interested in an aggregate of 1,790,134,000 SUNDAY Shares, representing approximately 59.87 percent of the existing issued share capital of SUNDAY as at the Latest Practicable Date. In addition, a wholly owned subsidiary of Cheung Kong (Holdings) Limited and a private company controlled by Mr Li Ka Shing, each of which is presumed under the Takeovers Code to be acting in concert with the Company, hold respectively 19,854,000 SUNDAY Shares (representing approximately 0.66 percent of the existing issued share capital of SUNDAY) and 5,127,000 SUNDAY Shares (representing approximately 0.17 percent of the existing issued share capital of SUNDAY), which were acquired by them between April 2000 and February 2003.

     Pursuant to resolutions passed by the board of directors of SUNDAY, Alexander Anthony Arena, Chan Wing Wa, Kwok Yuen Man, Marisa, Chow Ding Man, Chan Kee Sun, Tom and Hui Hon Hing, Susanna, each designated for appointment by the Company, have been appointed as additional directors of SUNDAY with effect from the date of despatch of the Composite Offer Document. In

LETTER FROM THE BOARD

addition, with effect from the same date, Alexander Anthony Arena, Kwok Yuen Man, Marisa and Hui Hon Hing, Susanna have been appointed as additional directors of other members of the SUNDAY Group pursuant to resolutions passed by the board of directors of the relevant subsidiaries of SUNDAY.

     Pursuant to the Agreements, each of Richard John Siemens, William Bruce Hicks, Kuldeep Saran, Kenneth Michael Katz, Edward Wai Sun Cheng and Andrew Chun Keung Leung have tendered letters of resignation as directors of SUNDAY and, where relevant, other members of the SUNDAY Group. Such resignations will take effect from the first closing date of the Offer or such earlier date as the Executive may permit.

     Mandarin Communications Limited (a wholly owned subsidiary of SUNDAY), SUNDAY and Huawei Tech. entered into a Facility Agreement on 13 May 2004 and the Amendment and Restatement Agreement on 15 November 2004 for the provision of an equipment supply facility, a general facility and a 3G performance bond facility. As of 31 May 2005, the SUNDAY Group had total outstanding borrowings of HK$799,244,000, represented by HK$374,244,000 of equipment supply facility and HK$425,000,000 of general facility, and a performance bond of HK$210,746,000 provided to The Office of the Telecommunications Authority through drawdown of the 3G performance bond facility.

     Under the terms of the Facility Agreement (as amended by the Amendment and Restatement Agreement) with Huawei Tech., the cessation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as directors involved in the management of SUNDAY other than by reason of death, disability, removal by shareholders or dismissal for cause may constitute an event of default unless a waiver to such term is granted by Huawei Tech.. As referred to above, each of these individuals will resign as directors of SUNDAY with effect from the first closing date of the Offer, which is expected to be on or around 29 July 2005. Failure to comply with this covenant may entitle Huawei Tech. to accelerate the maturity of the outstanding amounts under the Facility Agreement and, if not repaid, to exercise their security rights over substantially all of the SUNDAY Group’s assets. SUNDAY and the Company are considering various alternatives available to them to prevent such event of default occurring, including the possibility of requesting a waiver from Huawei Tech

     The Company will comply with the disclosure obligations under Rule 13.19 of the Listing Rules, if applicable.

MANDATORY UNCONDITIONAL CASH OFFER OBLIGATION

     Other than the Agreements, the Company Group has not engaged in any dealings in any SUNDAY Shares in the six-month period immediately preceding the Latest Practicable Date. So far as the Company is aware, the Company and persons acting in concert with it currently do not own any interest in SUNDAY other than the Sale Shares acquired under the Agreements and except that a wholly owned subsidiary of Cheung Kong (Holdings) Limited and a private company controlled by Mr Li Ka Shing, each of which is presumed under the Takeovers Code to be acting in concert with the Company, hold respectively 19,854,000 SUNDAY Shares (representing approximately 0.66 percent of the existing issued share capital of SUNDAY) and 5,127,000 SUNDAY Shares (representing approximately 0.17 percent of the existing issued share capital of SUNDAY), which were acquired by

LETTER FROM THE BOARD

them between April 2000 and February 2003. As a result of completion of the Agreements, the Offeror now holds an aggregate of 1,790,134,000 SUNDAY Shares, representing approximately 59.87 percent of the issued share capital of SUNDAY as at the Latest Practicable Date and accordingly is required to make a mandatory unconditional cash offer pursuant to Rule 26.1 of the Takeovers Code. Accordingly, as announced under the Joint Announcement, Citigroup, for and on behalf of the Offeror, will make the Offer to acquire all the issued SUNDAY Shares not already owned by or agreed to be acquired by the Offeror, and will also offer to pay a cash amount to the SUNDAY Option Holders for each Outstanding SUNDAY Share Option held by them in consideration for their agreeing to cancel their Outstanding SUNDAY Share Options, on the following basis:

For each SUNDAY Share	HK$0.65 in cash

For each Outstanding SUNDAY Share Option	HK$0.001 in cash

     The Offer Price in respect of the SUNDAY Shares is the same as the price paid for each SUNDAY Share purchased under the First Agreement and the Second Agreement. The Offer Price in respect of the SUNDAY Shares represents:

(a)	the closing price of HK$0.65 per SUNDAY Share as quoted on the Stock Exchange on the Latest Practicable Date;

(b)	a premium of approximately 22.64 percent to the closing price of HK$0.53 per SUNDAY Share as quoted on the Stock Exchange on 10 June 2005, being the last trading day prior to the suspension of trading of the SUNDAY Shares on 13 June 2005;

(c)	a premium of approximately 29.61 percent to the average closing price of HK$0.5015 per SUNDAY Share for the last 10 trading days up to and including 10 June 2005;

(d)	a premium of approximately 35.84 percent to the average closing price of HK$0.4785 per SUNDAY Share for the last 30 trading days up to and including 10 June 2005; and

(e)	a premium of approximately 176.24 percent to the audited consolidated net asset value of SUNDAY of approximately HK$0.2353 per SUNDAY Share as stated in the annual report of SUNDAY as at 31 December 2004.

     The consideration of HK$0.001 for the cancellation of each Outstanding SUNDAY Share Option is nominal, since the exercise prices of the Outstanding SUNDAY Share Options, in a range from HK$1.01 to HK$3.05, exceed the Offer Price in respect of the SUNDAY Shares.

     The highest and lowest closing prices of SUNDAY Shares as quoted on the Stock Exchange during the six-month period preceding the last trading date prior to the suspension of trading of the SUNDAY Shares on 13 June 2005 were HK$0.58 per SUNDAY Share on 23 February 2005 and HK$0.40 per SUNDAY Share on 12 January 2005, respectively.

     As a result of completion of the Agreements on 22 June 2005, the Offer became an unconditional offer.

LETTER FROM THE BOARD

Total consideration

     Based on information provided by SUNDAY for the preparation of the Composite Offer Document and public information so far available to the Company, as at the Latest Practicable Date, there were 2,990,000,000 SUNDAY Shares in issue (inclusive of 24,417,000 SUNDAY Shares represented by the ADSs). Based on such number of SUNDAY Shares in issue and the Offer Price of HK$0.65 per SUNDAY Share, the entire issued share capital of SUNDAY is valued at HK$1,943,500,000 under the Offer (assuming that no Outstanding SUNDAY Share Options as at the Latest Practicable Date would be exercised). Apart from the 27,515,831 Outstanding SUNDAY Share Options referred to above, there were no other options, warrants or conversion rights affecting the SUNDAY Shares outstanding as at the Latest Practicable Date. Assuming the Offer is accepted in full by the SUNDAY Shareholders and the SUNDAY Option Holders and none of the Outstanding SUNDAY Share Options as at the Latest Practicable Date will be exercised and accordingly no further SUNDAY Shares will be issued pursuant thereto, at the Offer Price of HK$0.65 per SUNDAY Share and HK$0.001 per Outstanding SUNDAY Share Option, the total amount payable by the Offeror under the Offer will be HK$779,940,416.

     Citigroup, the financial adviser to the Company and the Offeror, is satisfied that sufficient financial resources are available to the Offeror to meet full acceptance of the Offer.

Effect of accepting the Offer

     By accepting the Offer, the SUNDAY Shareholders will sell their SUNDAY Shares and all rights attaching to them as at 13 June 2005, including the right to receive all dividends and other distributions, if any, declared, made or paid on or after that date. In respect of the Outstanding SUNDAY Share Options, by accepting the Offer, the SUNDAY Option Holders will agree to cancel their Outstanding SUNDAY Share Options for the consideration set out above.

Payment

     Payment in cash in respect of the acceptances of the Offer will be made within 10 days of the date on which the relevant documents of title are received by the Offeror (in the case of SUNDAY Shares) or SUNDAY (in the case of Outstanding SUNDAY Share Options) to render each such acceptance complete and valid.

SHAREHOLDING STRUCTURE OF SUNDAY BEFORE AND AFTER COMPLETION OF THE AGREEMENTS

	Issued SUNDAY Shares immediately before completion of the Agreements			Issued SUNDAY Shares immediately following completion of the Agreements

	(No. of shares)%			(No. of shares)%

Distacom HK	1,380,000,000		46.15	—		—
Townhill	410,134,000		13.72	—		—
Huawei Tech.	296,416,000	(1)	9.91	296,416,000	(2)	9.91
The Offeror	—		—	1,790,134,000		59.87
Public	903,450,000		30.22	903,450,000		30.22

Total	2,990,000,000		100	2,990,000,000	(3)	100

LETTER FROM THE BOARD

Notes:

(1)	Shareholding interest as at 14 June 2005, based on disclosure of interests by substantial shareholders made under the SFO and made available at the website of the Stock Exchange.

(2)	Assuming no acquisitions or disposals of SUNDAY Shares by Huawei Tech. since 14 June 2005.

(3)	Inclusive of 24,417,000 SUNDAY Shares represented by the ADSs and assuming no new issues or repurchases of SUNDAY Shares by SUNDAY from the Latest Practicable Date.

INFORMATION ON THE COMPANY AND THE OFFEROR

     The principal activities of the Company Group are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and elsewhere in the People’s Republic of China.

     The Offeror, PCCW Mobile Holding No. 2 Limited, is a wholly owned subsidiary of the Company, established under the laws of the British Virgin Islands on 17 June 2005. The Offeror is a special purpose vehicle established for the acquisition of the Sale Shares under the Agreements and to make the Offer. Except for the Sale Shares acquired under the Agreements, and loan facilities of up to approximately HK$1,964,000,000 made available to it by the Company Group to finance its obligations in connection with the purchase of the Sale Shares and the Offer, the Offeror has no other material assets or liabilities.

INFORMATION ON THE SUNDAY GROUP

     The SUNDAY Group is a developer and provider of wireless communications and data services in Hong Kong, and a 3G licence holder. It began commercial operations with GSM 1800 wireless services in 1997 and is partnering with Huawei Technologies Co., Ltd. for its 3G services. Prior to completion of the Agreements, SUNDAY’s major shareholders were Distacom HK, Townhill and Huawei Tech.. The SUNDAY Shares are listed on the Stock Exchange and on NASDAQ National Market in the United States of America.

INTENTION OF THE COMPANY REGARDING SUNDAY’S BUSINESS

     The Company, the parent company of the Offeror, intends that SUNDAY Group will continue with its existing core business of development and provision of wireless communications and data services in Hong Kong. In addition, the Company will conduct a review of the financial position and operations of the SUNDAY Group in due course with a view to strengthening its operations and future development.

LETTER FROM THE BOARD

COMPULSORY ACQUISITION OR MAINTAINING THE LISTING STATUS OF SUNDAY

     If the Offeror acquires the prescribed percentage of the SUNDAY Shares (being not less than 90 percent of the SUNDAY Shares affected by the Offer) as required by Section 88 of the Companies Law and is permitted to do so under Rule 2.11 of the Takeovers Code, the Offeror intends to consider availing itself of the powers of compulsory acquisition under Section 88 of the Companies Law.

     Pursuant to Rule 2.11 of the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatize SUNDAY by means of the Offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Companies Law, acceptances of the Offer and purchases (in each case of the disinterested SUNDAY Shares) made by the Offeror and persons acting in concert with it during the period of four months after posting of the Composite Offer Document total 90 percent of the disinterested SUNDAY Shares.

     According to Rule 15.6 of the Takeovers Code, since the Offeror intends to consider availing itself of the powers of compulsory acquisition under the Companies Law to compulsorily acquire those SUNDAY Shares not acquired by the Offeror under the Offer, the Offer may not remain open for acceptance for more than four months from the posting of the Composite Offer Document, unless the Offeror has by that time become entitled to exercise the powers of compulsory acquisition available to it under the Companies Law, in which event the Offeror must do so without delay.

     If the level of acceptances reaches the prescribed level (being not less than 90 percent of the SUNDAY Shares affected by the Offer) under Section 88 of the Companies Law and Rule 2.11 of the Takeovers Code permits a compulsory acquisition and the Offeror proceeds with the privatization of SUNDAY and withdrawal of listing of SUNDAY Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules, as announced under the Joint Announcement, SUNDAY will apply for a suspension of dealings in the SUNDAY Shares from the close of the Offer up to the withdrawal of listing of SUNDAY Shares from the Stock Exchange.

     In the event that the Offeror does not effect the compulsory acquisition of the remaining SUNDAY Shares, whether by reason of not having acquired the requisite percentage as required under the Companies Law or otherwise, the Offeror may either:

(a)	seek a withdrawal of listing of SUNDAY Shares from the Stock Exchange in accordance with the requirements of Rule 6.12 of the Listing Rules and Rule 2.2 of the Takeovers Code; or

(b)	take such steps as are necessary to ensure, or procure SUNDAY to take such steps as are necessary to ensure, that SUNDAY maintains an adequate public float so as to comply with the applicable requirements of the Listing Rules.

     The requirements of Rule 6.12 of the Listing Rules referred to in paragraph (a) above include the approval of the withdrawal of the listing by the SUNDAY Shareholders other than any controlling shareholder, director or chief executive of SUNDAY or their respective associates, by way of a resolution passed by a majority of at least 75 percent of the votes cast at the relevant shareholders’

LETTER FROM THE BOARD

meeting, and not voted against by more than 10 percent of the votes attaching to the shares permitted to vote at such meeting. Rule 2.2 of the Takeovers Code provides that neither the Offeror nor any persons acting in concert with the Offeror may vote at the meeting of SUNDAY Shareholders convened in accordance with the Listing Rules. Rule 2.2 of the Takeovers Code further requires that the resolution to approve the delisting must be subject to approval by at least 75 percent of the votes attaching to the disinterested SUNDAY Shares that are cast either in person or by proxy at a duly convened meeting of the holders of the disinterested SUNDAY Shares, the number of votes cast against the resolution is not more than 10 percent of the voting rights attaching to all disinterested SUNDAY Shares and the Offeror is entitled to exercise, and exercises, its rights of compulsory acquisition. As at the Latest Practicable Date, the Offeror has not decided whether to maintain the listing of SUNDAY on the Stock Exchange or to privatize SUNDAY.

OTHER TAKEOVERS CODE IMPLICATIONS

     Pursuant to the Takeovers Code, as announced under the Joint Announcement, SUNDAY has appointed ING Bank N.V. as an independent financial adviser to advise the independent board committee of SUNDAY, which has been established to advise the Independent SUNDAY Shareholders in respect of the Offer.

     The Composite Offer Document setting out, inter alia, the terms and conditions of the Offer together with the form of acceptance and transfer of the SUNDAY Shares and the form of acceptance and cancellation for the Outstanding SUNDAY Share Options and incorporating the letter of advice from the independent board committee of SUNDAY in respect of the Offer and the letter of advice from ING Bank N.V. as independent financial adviser to the independent board committee of SUNDAY in respect of the Offer, have been or will be sent to the SUNDAY Shareholders and the SUNDAY Option Holders on or around the same date as this circular on the basis that the Executive has agreed to extend the date of despatch of the Composite Offer Document to 8 July 2005 which is the same date as the extended deadline for the despatch of this circular granted by the Stock Exchange pursuant to the extension application made by the Company to the Stock Exchange as announced under the Joint Announcement.

REASONS FOR ENTERING INTO THE AGREEMENTS

     The principal activities of the Company Group are the provision of local and international telecommunications services, internet and interactive multimedia services.

     The Company believes that the entering into of the Agreements is an important strategic step in the Company’s future development and will allow the Company Group to enter the wireless communications, data services and 3G market in Hong Kong. It would also allow the Company Group to expand its product and service offerings into the mobile market, and cross sell such products and services so as to improve its ability to serve customer needs. This would diversify the Company Group’s existing business and enhance growth prospects. It would also enable the Company to progress its planning towards fixed-mobile convergence services in the future; and cements its ability to be China Netcom Group’s preferred mobile partner in the People’s Republic of China.

LETTER FROM THE BOARD

     The Company Group anticipates that substantial operating synergies can be achieved in various areas including without limitation the costs of operating shops, back office administration, call centres and corporate overhead. It also anticipates that the customer base of SUNDAY would be complementary to the customer base of the Company Group.

     This development would require substantial effort as the Company Group moves forward as an integrated telecommunication provider offering both fixed and mobile services and to add value to shareholders through this transaction.

     As, following completion of the Agreements, the Company has acquired a greater than fifty percent interest in the issued share capital of SUNDAY, the operations and results of SUNDAY will be consolidated in the accounts of the Company in future.

     The directors of the Company believe that the terms of each of the Agreements are fair and reasonable and in the interests of the Shareholders as a whole.

FINANCIAL EFFECTS OF ENTERING INTO THE AGREEMENTS

     The published audited consolidated net asset value of SUNDAY as at 31 December 2004 amounted to HK$703,448,000. The published audited consolidated profit after tax and extraordinary items of SUNDAY for financial years ended 31 December 2003 and 31 December 2004 were approximately HK$27,172,000 and HK$5,544,000, respectively. On the basis that the Sale Shares represent approximately 59.87 percent of the issued share capital of SUNDAY as at the Latest Practicable Date, the net asset value attributable to the Sale Shares as at 31 December 2004 amounted to approximately HK$421,154,000, and the profit after tax and extraordinary items attributable to the Sale Shares for the financial years ended 31 December 2003 and 31 December 2004 amounted to approximately HK$16,268,000 and HK$3,319,000, respectively.

     Following completion of the First Agreement, the Second Agreement and the mandatory unconditional cash offer, the Company owns more than 50 percent of the equity interest in SUNDAY. Hence, the results, assets and liabilities of SUNDAY will be consolidated into the financial statements of the Company. The Company considers that following the acquisition, the Company Group’s earning base has been enlarged while its assets and liabilities have increased.

     Your attention is drawn to the general information contained in the Appendix hereto.

Yours faithfully,
By Order of the Board
PCCW Limited
Alexander Anthony Arena
Director

APPENDIX	GENERAL INFORMATION

(1) RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts the omission of which would make any statement herein misleading.

(2) DIRECTORS’ AND CHIEF EXECUTIVE’S INTERESTS AND SHORT POSITIONS IN THE SHARES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

     As at the Latest Practicable Date, the interests and short positions of the Directors and the chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under section 352 of the SFO were as follows:

(A) Long Positions in Shares

		Number of ordinary shares			Number of underlying shares held under equity derivatives		Percent of issued share capital
Name of Director/ chief executive	Personal interests	Family interests	Corporate interests	Other interests		Total

Li Tzar Kai, Richard	—	—	38,456,600	1,746,122,668	3,490,018	1,788,069,286	26.62%
			(Note 1(a))	(Note 1(b))	(Note 1(c))

So Chak Kwong, Jack	2,161,000	—	—	—	19,822,000	21,983,000	0.33%
					(Note 3)

Yuen Tin Fan, Francis	—	—	—	—	20,068,000	20,068,000	0.30%
					(Note 2)

Peter Anthony Allen	253,200	—	—	—	4,629,200	4,882,400	0.07%
					(Note 2)

Alexander Anthony	760,000	—	—	—	15,800,200	16,560,200	0.25%
Arena					(Note 4)

Chung Cho Yee, Mico	1,176,260	18,455	—	—	14,390,400	15,585,115	0.23%
		(Note 5)			(Note 2)

Lee Chi Hong, Robert	992,600	511	—	—	6,000,000	6,993,111	0.10%
	(Note 6(a))	(Note 6(b))			(Note 2)

Sir David Ford	—	—	—	—	4,000,000	4,000,000	0.06%
					(Note 2)

APPENDIX	GENERAL INFORMATION

					Number of underlying shares held under equity derivatives		Percent of issued share capital
		Number of ordinary shares
Name of Director/ chief executive	Personal interests	Family interests	Corporate interests	Other interests		Total

Prof Chang Hsin-kang	64,000	—	—	—	—	64,000	0.001%

Dr The Hon Li Kwok	600,000	—	—	—	—	600,000	0.01%
Po, David

Notes:

1	.	(a)	Of these shares, Pacific Century Diversified Limited (“PCD”), a wholly-owned subsidiary of Chiltonlink Limited, held 4,709,600 shares and Eisner Investments Limited held 33,747,000 shares. Li Tzar Kai, Richard owns 100 percent of Chiltonlink Limited and Eisner Investments Limited.

		(b)	These interests represented:

			(i)	a deemed interest in 36,726,857 shares held by Yue Shun Limited, a subsidiary of Hutchison Whampoa Limited (“HWL”). Cheung Kong (Holdings) Limited (“Cheung Kong”) through certain subsidiaries held more than one-third of the issued share capital of HWL. Li Tzar Kai, Richard was a beneficiary of certain discretionary trusts which held interests in Cheung Kong and HWL. Li Tzar Kai, Richard was also interested in one-third of the issued share capital of two companies, which owned all the shares in the trustee companies which acted as trustees of such discretionary trusts. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 36,726,857 shares held by Yue Shun Limited;

			(ii)	a deemed interest in 20,354,286 shares held by Pacific Century Group Holdings Limited (“PCGH”). Li Tzar Kai, Richard was the founder of certain trusts which held 100 percent interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 20,354,286 shares held by PCGH;

			(iii)	a deemed interest in 1,526,094,301 shares held by Pacific Century Regional Developments Limited (“PCRD”), a company in which PCGH had, through certain wholly-owned subsidiaries including Anglang Investments Limited, Pacific Century Group (Cayman Islands) Limited, Pacific Century International Limited and Borsington Limited, an aggregate 75.33 percent interest. Li Tzar Kai, Richard was the founder of certain trusts which held 100 percent interests in PCGH. Accordingly, Li Tzar Kai, Richard was deemed, under the SFO, to have an interest in the 1,526,094,301 shares held by PCRD; and

			(iv)	a deemed interest in 162,947,224 shares held by a collective investment scheme in which PCD (a corporation 100 percent controlled by Li Tzar Kai, Richard - see above) was a holder.

		(c)	This number represents interests under listed equity derivatives arising through corporations controlled by PCGH in which Li Tzar Kai, Richard was deemed interested as the founder of certain trusts which held 100 percent of PCGH and comprises:

			(i)	an interest in 679,000 underlying shares held by PCRD in the form of 67,900 American depositary receipts (“ADRs”), each representing 10 shares; and

APPENDIX	GENERAL INFORMATION

(ii)	an interest in respect of 2,811,018 underlying shares arising as a result of the holding of an aggregate of US$14,000,000 of convertible bonds issued by a wholly-owned subsidiary of the Company which were held by PCGH and a wholly-owned subsidiary of Pacific Century Insurance Holdings Limited (“PCIHL”) (a company in which PCRD had a 46.73 percent interest) and were convertible into 2,811,018 shares.

2.	These interests represented the interests in underlying shares in respect of share options granted by the Company to these directors as beneficial owners, the details of which are set out in paragraph (D) below.

3.	These interests represented So Chak Kwong, Jack’s beneficial interest in: (i) 4,322,000 underlying shares which will be transferred to him in two equal annual installments commencing from the second anniversary of his employment with the Company pursuant to an agreement made with PCD which constituted unlisted physically settled equity derivatives; and (ii) 15,500,000 underlying shares in respect of share options granted by the Company to So Chak Kwong, Jack as beneficial owner, the details of which are set out in paragraph (D) below.

4.	These interests represented Alexander Anthony Arena’s beneficial interest in: (i) 200 underlying shares held in the form of 20 ADRs which constituted listed equity derivatives; and (ii) 15,800,000 underlying shares in respect of share options granted by the Company to Alexander Anthony Arena as beneficial owner, the details of which are set out in paragraph (D) below.

5.	These shares were held by the spouse of Chung Cho Yee, Mico.

6.	(a) These shares were held jointly by Lee Chi Hong, Robert and his spouse.

(b) These shares were held by the spouse of Lee Chi Hong, Robert.

(B) Short Positions in the Shares and Underlying Shares of the Company

     Under the SFO, Li Tzar Kai, Richard was deemed as at the Latest Practicable Date to have short positions held pursuant to equity derivatives in respect of an aggregate of 390,720,763 underlying shares, representing 5.82 percent of the total issued share capital of the Company, details of which are as follows:

(a)	a short position in respect of 386,398,763 underlying shares (such shares being beneficially held by PCRD) which arose under certain unlisted physically settled equity derivatives issued by PCRD pursuant to which the derivative holders have the right to call for the delivery of 386,398,763 shares. Li Tzar Kai, Richard’s deemed short position arose as the founder of certain trusts which held 100 percent of PCGH of which PCRD is a controlled corporation under the SFO; and

(b)	through PCD (a corporation 100 percent controlled by Li Tzar Kai, Richard - see above) a short position in respect of 4,322,000 underlying shares which arose under an agreement entered into with So Chak Kwong, Jack, such interest constituted, for the purposes of the SFO, a short position of a corporation controlled by Li Tzar Kai, Richard under an unlisted physically settled equity derivative pursuant to which such shares will be transferred to So Chak Kwong, Jack in two equal annual instalments commencing from the second anniversary of his employment with the Company.

APPENDIX	GENERAL INFORMATION

(C)		Long Positions in the Shares of Associated Corporations

	(a)	PCCW Capital Limited

PCGH and a subsidiary of PCIHL held, respectively, US$4,000,000 and US$10,000,000 of convertible bonds issued by PCCW Capital Limited, an associated corporation of the Company. Accordingly, Li Tzar Kai, Richard was deemed to have an aggregate interest in US$14,000,000 of convertible bonds issued by PCCW Capital Limited by virtue of being the founder of certain trusts which held 100 percent of PCGH.

	(b)	Pacific Century Premium Developments Limited (“PCPD”)

Number of
underlying
	Number of ordinary shares				shares held		Percent of
Name of Director/	Personal	Family	Corporate	Other	under equity		issued share
chief executive	interests	interests	interests	interests	derivatives	Total	capital
So Chak Kwong, Jack	—	—	—	—	5,000,000	5,000,000	0.21%
Chung Cho Yee, Mico	—	—	—	—	5,000,000	5,000,000	0.21%

     The above interests represented the interests in underlying shares in respect of share options granted by PCPD to these Directors as beneficial owners pursuant to its share option scheme, the details of which as at the Latest Practicable Date were as follows:
Number of
Name of Director/		Exercisable	Exercise	options
chief executive	Date of grant	period	price	outstanding
	(Note 1)	(Note 1)	HK$

So Chak Kwong, Jack	12.20.2004	12.20.2004	to	2.375	5,000,000
		12.19.2014

Chung Cho Yee, Mico	12.20.2004	12.20.2004	to	2.375	5,000,000
		12.19.2014

Notes:

1.	All dates are shown month/day/year.

2.	These options fully vested on the date of grant.

APPENDIX	GENERAL INFORMATION

(D) Directors’ Rights to Acquire Shares of the Company

     As at the Latest Practicable Date, the Directors’ interests in share options of the Company which remain outstanding are summarised below:

Number of
Name of Director/	Date of	Vesting	Exercisable	Exercise	options
chief executive	grant	period	period	price	outstanding
	(Note)	(Note)	(Note)	HK$

So Chak Kwong, Jack	07.25.2003	07.25.2004	to	07.25.2004	to	4.3500	12,000,000
		07.25.2006		07.23.2013

	02.08.2005	02.08.2006	to	02.08.2006	to	4.4750	3,500,000
		02.08.2007		02.07.2009

Yuen Tin Fan, Francis	08.28.1999	08.17.2000	to	08.17.2003	to	11.7800	2,134,000
		08.17.2004		08.17.2009

	08.26.2000	08.26.2001	to	08.26.2001	to	60.1200	3,200,000
		08.26.2005		08.26.2010

	02.20.2001	08.26.2001	to	08.26.2001	to	16.8400	3,200,000
		08.26.2005		01.22.2011

	07.25.2003	07.25.2004	to	07.25.2004	to	4.3500	8,534,000
		07.25.2006		07.23.2013

	02.08.2005	02.08.2006	to	02.08.2006	to	4.4750	3,000,000
		02.08.2007		02.07.2009

Peter Anthony Allen	08.28.1999	08.17.2000	to	08.17.2000	to	11.7800	272,000
		08.17.2002		08.17.2009

	08.26.2000	08.26.2001	to	08.26.2001	to	60.1200	178,600
		08.26.2005		08.26.2010

	02.20.2001	08.26.2001	to	08.26.2001	to	16.8400	178,600
		08.26.2005		01.22.2011

	07.25.2003	07.25.2004	to	07.25.2004	to	4.3500	2,000,000
		07.25.2006		07.23.2013

	02.08.2005	02.08.2006	to	02.08.2006	to	4.4750	2,000,000
		02.08.2007		02.07.2009

Alexander Anthony	08.28.1999	08.17.2000	to	08.17.2000	to	11.7800	3,200,000
Arena		08.17.2004		08.17.2009

	08.26.2000	08.26.2001	to	08.26.2001	to	60.1200	1,600,000
		08.26.2005		08.26.2010

	02.20.2001	08.26.2001	to	08.26.2001	to	16.8400	1,600,000
		08.26.2005		01.22.2011

	07.25.2003	07.25.2004	to	07.25.2004	to	4.3500	6,400,000
		07.25.2006		07.23.2013

	02.08.2005	02.08.2006	to	02.08.2006	to	4.4750	3,000,000
		02.08.2007		02.07.2009

APPENDIX	GENERAL INFORMATION

Number of
Name of Director/	Date of	Vesting	Exercisable	Exercise	options
chief executive	grant	period	period	price	outstanding
	(Note)	(Note)	(Note)	HK$

Chung Cho Yee, Mico	08.28.1999	08.17.2000	to	08.17.2001	to	11.7800	3,575,200
		08.17.2004		08.17.2009

	08.26.2000	08.26.2001	to	08.26.2001	to	60.1200	1,060,000
		08.26.2005		08.26.2010

	02.20.2001	08.26.2001	to	08.26.2001	to	16.8400	1,060,000
		08.26.2005		01.22.2011

	07.25.2003	07.25.2004	to	07.25.2004	to	4.3500	5,695,200
		07.25.2006		07.23.2013

	02.08.2005	02.08.2006	to	02.08.2006	to	4.4750	3,000,000
		02.08.2007		02.07.2009

Lee Chi Hong, Robert	07.25.2003	07.25.2004	to	07.25.2004	to	4.3500	5,000,000
		07.25.2006		07.23.2013

	02.08.2005	02.08.2006	to	02.08.2006	to	4.4750	1,000,000
		02.08.2007		02.07.2009

Sir David Ford	07.25.2003	07.25.2004	to	07.25.2004	to	4.3500	2,000,000
		07.25.2006		07.23.2013

	02.08.2005	02.08.2006	to	02.08.2006	to	4.4750	2,000,000
		02.08.2007		02.07.2009

Note: All dates are shown month/day/year.

     Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company had any interests and short positions in the shares, underlying shares and debentures of the Company or any associated corporation of the Company (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or the Model Code for Securities Transactions by Directors of Listed Issuers and which were required to be entered into the register required to be kept under section 352 of the SFO.

APPENDIX	GENERAL INFORMATION

(3) INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS REQUIRED TO BE DISCLOSED UNDER THE SFO

     As at the Latest Practicable Date, so far as is known to the Directors and the chief executive of the Company, the following persons (other than a Director or chief executive of the Company) had an interest or short position in the shares and underlying shares which fall to be disclosed to the Company under the provisions of Division 2 and 3 of Part XV of the SFO or which were required to be entered into the register required to be kept under Section 336 of the SFO or who is, directly or indirectly, interested in 10 percent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Company Group.

(A) Interests and Short Positions of Substantial Shareholders

Name of shareholder	Note	Number of shares/ underlying shares held	Percent of issued share capital

Interests
PCRD	1	1,528,781,171	22.76%
PCGH	2	1,549,938,605	23.07%
Star Ocean Ultimate Limited	3	1,549,938,605	23.07%
The Ocean Trust	3	1,549,938,605	23.07%
The Starlite Trust	3	1,549,938,605	23.07%
OS Holdings Limited	3	1,549,938,605	23.07%
Ocean Star Management Limited	3	1,549,938,605	23.07%
The Ocean Unit Trust	3	1,549,938,605	23.07%
The Starlite Unit Trust	3	1,549,938,605	23.07%
China Network Communications Group	4	1,343,571,766	20.00%
Corporation (“China Netcom”)

Short Positions
PCRD	5	386,398,763	5.75%
PCGH	5	386,398,763	5.75%
Star Ocean Ultimate Limited	5	386,398,763	5.75%
The Ocean Trust	5	386,398,763	5.75%
The Starlite Trust	5	386,398,763	5.75%
OS Holdings Limited	5	386,398,763	5.75%
Ocean Star Management Limited	5	386,398,763	5.75%
The Ocean Unit Trust	5	386,398,763	5.75%
The Starlite Unit Trust	5	386,398,763	5.75%

APPENDIX	GENERAL INFORMATION

Notes:
1.	These interests represented (i) PCRD’s beneficial interests in 1,526,094,301 shares and 679,000 underlying shares held in the form of 67,900 ADRs which constituted listed equity derivatives; and (ii) PCRD’s interests through its 46.73 percent owned subsidiary, PCIHL, in 2,007,870 underlying shares in respect of US$10,000,000 convertible bonds which constituted listed physically settled equity derivatives convertible into shares of the Company. The Directors, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen and Alexander Anthony Arena are directors of PCRD.

2.	These interests represented (i) PCGH’s beneficial interests in 20,354,286 shares and 803,148 underlying shares in respect of US$4,000,000 convertible bonds held by it which constituted listed physically settled equity derivatives convertible into shares of the Company; and (ii) PCGH’s interests through its controlled corporations (being its wholly-owned subsidiaries, Borsington Limited, Pacific Century International Limited, Pacific Century Group (Cayman Islands) Limited and Anglang Investments Limited, which together controlled 75.33 percent of PCRD) in shares and underlying shares of the Company held by PCRD (as described in Note 1 above). The Directors, Li Tzar Kai, Richard, Peter Anthony Allen and Alexander Anthony Arena are directors of PCGH.

3.	On 18 April 2004, Li Tzar Kai, Richard transferred the entire issued share capital of PCGH to Ocean Star Management Limited as trustee of The Ocean Unit Trust and The Starlite Unit Trust. The entire issued share capital of Ocean Star Management Limited was held by OS Holdings Limited. The Ocean Trust and The Starlite Trust held all units of The Ocean Unit Trust and The Starlite Unit Trust respectively. Star Ocean Ultimate Limited was the discretionary trustee of The Ocean Trust and The Starlite Trust.

4.	China Netcom indirectly holds these interests through its indirect wholly-owned subsidiary China Netcom Corporation (BVI) Limited. Zhang Chunjiang (a Director) is the President of China Netcom Group and Dr Tian Suning (a Director) is the Vice President of China Netcom.

5.	PCGH, Star Ocean Ultimate Limited, The Ocean Trust, The Starlite Trust, OS Holdings Limited, Ocean Star Management Limited, The Ocean Unit Trust and The Starlite Unit Trust were deemed to have short positions in the same underlying shares held by PCRD, under the SFO pursuant to the arrangements as described in the paragraph (2)(B)(a) under the sub-section headed “Short Positions in the Shares and Underlying Shares of the Company”.

APPENDIX	GENERAL INFORMATION

(B) Interests and Short Positions of Other Persons Required to be Disclosed under the SFO

     As at the Latest Practicable Date, the following persons (not being directors, the chief executive or substantial shareholders of the Company) had interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO:

Number of
	shares/	Percent of
	underlying	issued share
Name of shareholder	shares held	capital

Interests
Ocean Star Investment Management Limited	Note	1,549,938,605	23.07%

Short Positions
Ocean Star Investment Management Limited	Note	386,398,763	5.75%

Note:	Ocean Star Investment Management Limited was deemed interested and to have short positions under the SFO in the shares and underlying shares of the Company by virtue of it being the investment manager of The Ocean Unit Trust and The Starlite Unit Trust which together held 100 percent of PCGH (see above).

(C) Interests in Other Members of the Company Group

Name of non-wholly	Name of registered	Number of shares
owned subsidiaries of	substantial	held by substantial	Holding
the Company	shareholder(s)	shareholder(s)	percent

Unihub China Information	China Huaxin Post and	N/A	50%
Technology Company	Telecommunications
Limited	Economy Development
	Centre

Pacific CyberTrans	Huajian Digital	4,900 ordinary shares	49%
(Holdings) Co. Ltd.	Technology Co. Ltd.

PCCWERA Limited	Era Communications	2,812,500 ordinary	45%
	Company Limited	shares

ChinaBiG Limited	China United	5,961,538 ordinary	16.60%
	Telecommunications	shares
	Corp (HK) Limited

CSL United Personalcom	Tin Sing Telecom Limited	33,000 ordinary shares	33%
Limited

APPENDIX	GENERAL INFORMATION

Name of non-wholly	Name of registered	Number of shares
owned subsidiaries of	substantial	held by substantial	Holding
the Company	shareholder(s)	shareholder(s)	percent

JRM (BVI) Company	El Grande Holdings	240 ordinary shares	20%
Limited	Limited

	China Management	120 ordinary shares	10%
	Service Limited	999,880 preferred	12%
		shares

Powerbase Engines	Sybond Venture Limited	2,500 ordinary shares	29.41%
Holdings Company
Limited

PCCW (Macau), Limitada	Mappa-Macau Projects &	1 ordinary share	25%
	Promotions Agency	(issued at
	Limited	MOP$500,000)

Unihub Global Network	I-strength Developments	2,357 ordinary shares	23.57%
Technology (China)	Limited
Limited

Hoover Express Limited	Luen Yum Development	2,000 ordinary shares	20%
	Company Limited

Stable King Development	Luen Yum Development	20 ordinary shares	20%
Company Limited	Company Limited

Ocean Fine Pte Limited	Ocean Fine Industrial	15 ordinary shares	15%
	Development Limited

Unicom Yellow Pages		N/A	20%
Information Co., Ltd.

Beijing Continental Gas		N/A	10%
Co., Ltd.

		N/A	10%

	Max Matrix Development	N/A	10%
	Limited

Top Power Holdings	Realux Limited	27 ordinary shares	27%
Limited

Companion-First Top	Danta Enterprises	250,000 ordinary	25%
Limited	(International)	shares
	Corporation

APPENDIX	GENERAL INFORMATION

     Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any person (other than a Director or the chief executive of the Company) who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were required to be entered into the register required to be kept under section 336 of the SFO, or who is, directly or indirectly, interested in 10 percent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the Company or any other member of the Company Group.

(4) SERVICE CONTRACTS

     Save as otherwise disclosed below, none of the Directors of the Company had (or proposed to have), as at the Latest Practicable Date, any service contracts with any member of the Company Group (excluding contracts expiring or determinable by the employer within one year without payment of compensation, other than statutory compensation).

     So Chak Kwong, Jack entered into a service contract with the Company for a period of three years commencing on 25 July 2003. So Chak Kwong, Jack’s service contract provides for a compensation payment from the Company for early termination by the Company during the term of the contract.

APPENDIX	GENERAL INFORMATION

(5) DIRECTORS’ INTERESTS IN COMPETING BUSINESSES

     The following are interests of the Directors of the Company in businesses apart from the Company Group’s business, which compete or are likely to compete, either directly or indirectly, with the Company Group’s business:

Names of
Name of Director	companies	Nature of business	Nature of interests

Li Tzar Kai, Richard	Cheung Kong and	Property	Deemed interests in
	its subsidiaries	development and	Cheung Kong
	(“Cheung Kong	investment, hotel	(Note 1)
	Group”)	and serviced suite
operation, property
and project
management and
investment in
securities

	HWL and its	Ports and related	Certain personal and
	subsidiaries	services,	deemed interests in
	(“Hutchison Group”)	telecommunications,	HWL
		property and hotels,	(Note 2)
retail and
manufacturing and
energy and
infrastructure

Yuen Tin Fan, Francis	Kee Shing	Sale of chemicals	Non-executive
	(Holdings) Limited	and metals, property	director and deemed
	(“KSH”) and its	and security	interests of 22.84
	subsidiaries	investment	percent of KSH
through a controlled
corporation and as
founder of a trust

Chung Cho Yee, Mico	Capital Strategic	Property investment,	Non-executive
(Note 3)	Investment Limited	strategic investment	director and
	(“CSI”) and its	and securities	beneficial owner of
	subsidiaries	investment	36.54 percent of CSI

Zhang Chunjiang	China Netcom and	Note 4	President of China
	its subsidiaries		Netcom Group and
	including China		Chairman and
	Netcom Group		Executive Director
	Corporation (Hong		of CNC (HK)
Kong) Limited
(“CNC (HK”))

APPENDIX	GENERAL INFORMATION

Names of
Name of Director	companies	Nature of business	Nature of interests

Tian Suning	China Netcom and	Note 4	Vice President of
	its subsidiaries		China Netcom and
	including CNC (HK)		Vice Chairman,
Executive Director
and Chief Executive
Officer of CNC
(HK)

	AsiaInfo Holdings	Provider of high-	Chief Executive
	Inc.	quality software and	Officer and Director
solutions in the PRC

	Trend Mico	Provision of network	Director
	Incorporated	antivirus and
Internet content
security software
and services

	TCL Corporation	Manufacturer of	Independent Director
multimedia
electronics,
home electronics
appliances,
telecommunication
equipments,
information
components and
electronics
components

Fan Xingcha	Certain subsidiaries	Note 4	Director
of China Netcom
and CNC (HK)

Notes:

1.	Certain business of the Cheung Kong Group may compete with certain aspects of the business of the Company Group. Li Tzar Kai, Richard is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of Cheung Kong. Li Tzar Kai, Richard holds one-third of the issued share capital of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Cheung Kong Group.

APPENDIX	GENERAL INFORMATION

2.	Li Tzar Kai, Richard was a director of HWL and certain of its subsidiaries until 16 August 2000, the day before the acquisition of Cable & Wireless HKT Limited (now known as PCCW-HKT Limited) became effective. Certain businesses of the Hutchison Group compete with certain aspects of the business of the Company Group. Li Tzar Kai, Richard has a personal interest in 110,000 shares in HWL, and is one of the discretionary beneficiaries of certain discretionary trusts which hold units in unit trusts which in turn are interested in certain shares of HWL.

Li Tzar Kai, Richard holds one-third of the issued share capitals of two companies, which own all the shares in the trustee companies which act as trustees of such discretionary trusts and unit trusts. These trustee companies perform their functions as trustees independently without any reference to Li Tzar Kai, Richard. Notwithstanding the above, and in view of his small personal shareholding, his being a discretionary beneficiary and that the trustee companies act independently of him, the Company considers that Li Tzar Kai, Richard is not able to exert control or influence over the Hutchison Group.

3.	Chung Cho Yee, Mico holds direct personal interest in a private company, which engages in property investment or development in Repulse Bay, Hong Kong.

4.	China Netcom is a state-owned enterprise established under the laws of the PRC. It is principally engaged in the provision of telecommunications services in the PRC and is the holder of more than 70 percent of CNC (HK), whose shares are listed and traded on the Stock Exchange. CNC (HK) provides fixed-line telecommunications services including fixed-line telephone services, broadband and other Internet-related services, business and data communications services, and international telecommunications services in the PRC and Asia-Pacific region.

     In addition, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen, Alexander Anthony Arena and Lee Chi Hong, Robert are directors of certain private companies (the “Private Companies”), which are engaged in property development and investment in Hong Kong (in particular, a development called Gough Hill) and/or Japan (investments in certain residential properties and a commercial building).

     Further, Li Tzar Kai, Richard, Yuen Tin Fan, Francis, Peter Anthony Allen and Alexander Anthony Arena are directors of PCRD. PCRD acts as an investment holding company of, among others, interests in the Company and certain property development interests in Singapore and India. In addition, Li Tzar Kai, Richard has a controlling interest in some of the Private Companies. Further, he is or may be regarded as interested in PCRD and PCGH due to the interests as disclosed in the above paragraph (2)(A) under the section headed “Directors’ and Chief Executive’s Interests and Short Positions in the Shares of the Company and its Associated Corporations” in this appendix.

     The business interests of the Private Companies and PCRD in Hong Kong are not significant when compared to the business of the Company Group and it is unlikely that such businesses will compete with the property business of the Company Group. The businesses of the Private Companies and PCRD in Japan, Singapore and India, are unlikely to compete with the existing investment and development property portfolio of the Company Group.

     Notwithstanding the interests of the Directors in the companies listed above which compete, or may compete, with the business of the Company Group, the Company Group has been operating independently of, and at arms length from, the businesses of those companies.

     In addition to the companies mentioned above, the Company Group holds minority equity interests in a number of Internet-related companies in which the Company Group is entitled to appoint, and has appointed, one or more directors to the board of these companies to represent the interests of the Company Group. Some or all of these companies may compete directly or indirectly, with certain aspects of the Company Group’s business.

APPENDIX	GENERAL INFORMATION

     Other than as disclosed above, none of the Directors is interested in any business apart from the Company Group’s business, which competes or is likely to compete, either directly or indirectly, with the Company Group’s business as at the Latest Practicable Date.

(6) LITIGATION

     Save as disclosed below, as at the Latest Practicable Date, there is no litigation or claim of material importance pending or threatened against any member of the Company Group.

     Reach Networks Hong Kong Limited (“Reach Networks”) has instituted legal proceedings against Wharf T&T Limited (“Wharf”) to recover international delivery fees mistakenly paid or payable to Wharf during the period from 1996 to 1998. The amount claimed is around HK$157 million plus interest. Wharf has filed a counterclaim against Reach Networks for HK$78.5 million. Reach Networks’ action may be successful or unsuccessful and no assurance can be given that any recovery will be possible. Pursuant to the agreements for the transfer of the Company’s Internet protocol backbone operations to Reach Ltd., as part of the Company’s joint venture with Telstra Corporation Limited, the Company or its nominee retains the right to any proceeds if these proceedings are successful, and the Company or its nominee will be responsible for the conduct of these proceedings and all liabilities, costs and expenses incurred in connection with these proceedings.

     On 23 April 2002, a writ of summons was issued against PCCW-HKT Limited (“PCCW-HKT”), by New Century Infocomm Tech Co., Ltd. for PCCW-HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTN”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on 24 July 2000. The total claim against PCCW-HKT amounted to approximately HK$101 million (NT$418 million), being the purchase price of shares in TTN, contractual interest for the period from 1 January 2001 to 2 January 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance (Chapter 4 of the Laws of Hong Kong). However, this figure should be reduced by the current market value of the shares in TTN which would be transferred to PCCW-HKT in the event that the claimants are successful in their claim. A defence was filed by PCCW-HKT on 29 May 2002 and proceedings are ongoing.

     Pacific Convergence Corporation, Ltd. (“PCCL”), an indirect wholly owned subsidiary of the Company, has filed a winding up petition before the Delhi High Court in relation to Data Access (India) Limited (“Data Access”) on the basis that PCCL had lent Data Access a total amount of US$10 million under two loan agreements dated 24 May 2000 and 24 July 2000. In the winding up petition, PCCL claimed that according to the terms and conditions of the two loan agreements, the entire amounts lent to Data Access along with interest thereon was and is repayable within three years from the dates of drawing such amounts. PCCL further claimed that Data Access has admitted in its statutory filings that the amounts are overdue for repayment and Data Access has repeatedly defaulted in its repayment obligations. On 26 October 2004, at the first hearing on the winding up petition, the Delhi High Court passed ex-parte ad-interim directions restraining Data Access from alienating its assets and receivables except in the normal course of its business. The Delhi High Court also appointed the Official Liquidator attached to the Court as the Provisional Liquidator to supervise the enforcement of this order. The court has not yet rendered its decision in relation to this petition.

APPENDIX	GENERAL INFORMATION

     On 7 December 2004, PCCW-HKT Telephone Limited (“HKTC”) commenced legal proceedings in Hong Kong against Wharf T&T Limited (“Wharf”) seeking, amongst other things, a declaration that Wharf was not entitled to a repayment of sums totalling approximately HK$61.5 million owed in respect of an agreement for narrowband type II interconnection charges (the “LAL Agreement”). HKTC also seeks damages in respect of amounts which have been, and continue to be, withheld by Wharf each month under the LAL Agreement. Proceedings are at a relatively early stage and are not expected to be completed within 2005.

(7) MISCELLANEOUS

(A)	The registered office of the Company is situated at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(B)	The company secretary of the Company is Hubert Chak, MBA, BSc (ME).

(C)	The qualified accountant of the Company is Peter Anthony Allen. He is a Fellow of both the Institute of Chartered Accountants in England and Wales and the Institute of Certified Public Accountants of Singapore.

(D)	In the event of inconsistency, the English version of this circular shall prevail over the Chinese text.

Electronic Communications

     This circular in both English and Chinese is now available in printed form and on the Company’s website at www.pccw.com.

     Shareholders who have chosen to receive this circular by electronic means through the Company’s website and who, for any reason, have difficulty in receiving or gaining access to this circular will promptly upon written request to the Company’s Share Registrars, Computershare Hong Kong Investor Services Limited, be sent this circular in printed form free of charge.

     Shareholders may change their means of receipt of the Company’s corporate communications at any time, free of charge, by notice in writing to the Company’s Share Registrars at:

To PCCW Limited
c/o Share Registrars
 Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen’s Road East, Wan Chai
Hong Kong

fax: +852 2529 6087/+852 2865 0990

email: hkinfo00008@computershare.com.hk

Item 2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this composite offer document or the Offer contained herein, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in SUNDAY Communications Limited, you should at once hand this composite offer document and the accompanying form of acceptance and transfer for the Offer Shares to the purchaser(s) or transferee(s) or to the bank, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this composite offer document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this composite offer document.

COMPOSITE OFFER AND RESPONSE DOCUMENT
RELATING TO A
MANDATORY UNCONDITIONAL CASH OFFER
by
CITIGROUP GLOBAL MARKETS ASIA LIMITED
for and on behalf of
PCCW MOBILE HOLDING NO. 2 LIMITED
(Incorporated in the British Virgin Islands with limited liability)
a wholly-owned subsidiary of

PCCW Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF
SUNDAY COMMUNICATIONS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY
PCCW MOBILE HOLDING NO. 2 LIMITED)
AND
TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

Financial adviser to PCCW Limited and PCCW Mobile Holding No. 2 Limited

Citigroup Global Markets Asia Limited

Independent financial adviser to the Independent Board Committee of
SUNDAY Communications Limited

A letter from Citigroup containing, among other things, details of the terms of the Offer is set out on pages 7 to 17 of this composite offer document.

A letter from the Board is set out on pages 18 to 22 of this composite offer document.

A letter from the Independent Board Committee to the Independent Shareholders and the Option Holders is set out on pages 23 to 24 of this composite offer document. A letter of advice from ING containing its opinion and advice to the Independent Board Committee is set out on pages 25 to 50 of this composite offer document.

The procedure for acceptance and settlement of the Offer is set out in Appendix I to this composite offer document and in the accompanying form of acceptance and transfer for the Offer Shares and the form of acceptance and cancellation for the Outstanding Share Options. Acceptances of the Offer in respect of the Offer Shares must be received by Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong by no later than 4:00 p.m. on 29 July, 2005, or such later time as the Offeror may determine and announce. Acceptances of the Offer in respect of the Outstanding Share Options must be received by the Company at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong by no later than 4:00 p.m. on 29 July, 2005, or such later time as the Offeror may determine and announce.

8 July, 2005

— i —

EXPECTED TIMETABLE

Opening date of the Offer	Friday, 8 July, 2005

Latest time and date for acceptance of the Offer (Note 1)	4:00 p.m. on Friday, 29 July, 2005

Closing date of the Offer	Friday, 29 July, 2005

Announcement in respect of the closing of the Offer and
acceptances under the Offer to appear in at least one
Chinese newspaper and one English newspaper on	Monday, 1 August, 2005

Latest date for posting of remittances for the amounts
due under the Offer in respect of valid acceptances (Note 2)	Monday, 8 August, 2005

Notes:
1.	The Offer, which is unconditional, will be closed on Friday, 29 July, 2005 unless the Offeror revises or extends the Offer in accordance with the Takeovers Code. Acceptances tendered after 4:00 p.m. on Friday, 29 July, 2005 will only be valid if the Offer is revised or extended. If the Offeror decides to extend the Offer, at least 14 days’ notice in writing will be given, before the Offer is closed, to those Shareholders and Option Holders who have not accepted the Offer.

2.	Remittances in respect of the consideration payable for the Offer Shares and the Outstanding Share Options tendered under the Offer will be posted to Shareholders and Option Holders as soon as practicable, but in any event within ten days after the receipt by the Registrar or the Company (as the case may be) of the valid requisite documents from the accepting Shareholders or Option Holders (as the case may be).

3.	Acceptance of the Offer shall be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code.

All time references contained in this composite offer document refer to Hong Kong time.

DEFINITIONS

     In this composite offer document, the following expressions have the meanings respectively set opposite them unless the context otherwise requires:

“acting in concert”	shall have the meaning set out in the Takeovers Code, except that class (2) of the relevant presumptions referred to in the Takeovers Code shall be modified to exclude the directors (and their close relatives, related trusts and companies controlled by any of the directors, their close relatives or related trusts) of the subsidiaries of PCCW, as per the ruling of the Executive in respect of the Offer upon an application made on behalf of PCCW;

“ADSs”	American depositary shares of SUNDAY, evidenced by American depositary receipts (“ADRs”), each ADS representing 100 Shares;

“Agreements”	the First Agreement and the Second Agreement;

“Announcement”	the announcement dated 13 June, 2005 made by PCCW in connection with the entering into of the Agreements and the possibility of making the Offer;

“associate(s)”	shall have the meaning set out in Rule 1.01 of the Listing Rules;

“Board”	the board of Directors;

“CCASS”	the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited;

“Citigroup”	Citigroup Global Markets Asia Limited (a subsidiary of Citibank Inc.), a company incorporated in Hong Kong with limited liability, which is a deemed licensed corporation under the Securities and Futures Ordinance licenced to carry on Type 1 (dealing in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) of the regulated activities, being the financial adviser to PCCW and the Offeror in respect of the Offer;

“Companies Law”	the Companies Law (2004 Revision) of the Cayman Islands;

“composite offer document”	this composite offer and response document dated 8 July, 2005 relating to the Offer;

DEFINITIONS

“DCL”	Distacom Communications Limited, a private company incorporated in Hong Kong with limited liability and the direct registered and beneficial owner of the entire issued share capital of Distacom HK;

“Director(s)”	director(s) of SUNDAY;

“disinterested Share(s)”	Share(s) other than those which are owned by the Offeror or persons acting in concert with it, and “disinterested Shareholder(s)” shall be construed accordingly;

“Distacom HK”	Distacom Hong Kong Limited, a company incorporated in Hong Kong with limited liability and the seller of an aggregate of 1,380,000,000 Shares under the First Agreement;

“Executive”	the Executive Director of the Corporate Finance Division of the SFC or any of his delegates;

“First Agreement”	the conditional sale and purchase agreement dated 13 June, 2005 between Distacom HK, DCL and PCCW in relation to the sale and purchase of an aggregate of 1,380,000,000 Shares, representing approximately 46.15 percent of the issued share capital of SUNDAY;

“Group”	SUNDAY and its subsidiaries, and “Group Company”, “Group Companies” and “member(s) of the Group” shall be construed accordingly;

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Huawei Tech.”	Huawei Tech. Investment Co., Limited, a shareholder of SUNDAY;

“Independent Board Committee”	a committee of the Board comprising Mr. Hongqing Zheng, a non-executive Director, and Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen, the three independent non-executive Directors, constituted to advise the Independent Shareholders and the Option Holders in connection with the Offer;

“Independent Shareholders”	the Shareholders other than the Offeror and parties acting in concert with it;

DEFINITIONS

“ING”	ING Bank N.V., the independent financial adviser to the Independent Board Committee and a registered institution, under the Securities and Futures Ordinance, registered for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities;

“Latest Practicable Date”	4 July, 2005, being the latest practicable date prior to the printing of this composite offer document for ascertaining certain information referred to in this composite offer document;

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Offer”	the mandatory unconditional cash offer for all the issued Shares (including any Shares that may fall to be issued under any Share Option prior to the close of such offer), other than those Shares already owned by the Offeror, at the Offer Price, and for all the Outstanding Share Options for the consideration specified in this composite offer document, made by Citigroup for and on behalf of the Offeror in accordance with the Takeovers Code;

“Offer Period”	the period from 13 June, 2005, the date when the Announcement was made by PCCW to 4:00 p.m. on Friday, 29 July, 2005, unless the Offer is revised or extended;

“Offer Price”	HK$0.65 per Offer Share;

“Offer Share(s)”	the Share(s) subject to the Offer;

“Offeror”	PCCW Mobile Holding No. 2 Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of PCCW;

“Offeror Group” or “PCCW Group”	PCCW and its subsidiaries;

“Option Holders”	holders of the Outstanding Share Options;

“Outstanding Share Options”	27,515,831 Share Options granted pursuant to the Share Option Scheme and outstanding as at the Latest Practicable Date, conferring rights to subscribe for 27,515,831 Shares at prices of HK$1.01 or HK$3.05;

“PCCW”	PCCW Limited, a company incorporated in Hong Kong with limited liability whose shares are listed on the Stock Exchange;

DEFINITIONS

“PRC”	the People’s Republic of China, which for the purposes of this composite offer document shall exclude Hong Kong, Macau and Taiwan;

“public”	shall have the meaning set out in Rule 1.01 of the Listing Rules;

“Registrar”	Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, being the branch share registrar of SUNDAY in Hong Kong for receiving and processing acceptances of the Offer in respect of the Offer Shares;

“Relevant Period”	the period commencing on the date falling six months prior to the commencement date of the Offer Period and ending on the Latest Practicable Date;

“SEC”	United States Securities and Exchange Commission;

“Second Agreement”	the conditional sale and purchase agreement dated 13 June, 2005 between Townhill, USI and PCCW in relation to the sale and purchase of an aggregate of 410,134,000 Shares, representing approximately 13.72 percent of the issued share capital of SUNDAY;

“Securities and Futures Ordinance”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;

“SFC”	the Securities and Futures Commission of Hong Kong;

“Share Option Scheme”	the share option scheme of SUNDAY approved and adopted on 1 March, 2000;

“Share Option(s)” or “Option(s)”	the share option(s) granted under the Share Option Scheme;

“Shareholder(s)”	holder(s) of Share(s);

“Share(s)”	ordinary share(s) of HK$0.10 each in the issued share capital of SUNDAY, trading in board lots of 1,000 on the Main Board of the Stock Exchange, and a “Share” or “Shares” shall be construed accordingly;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“SUNDAY” or “Company”	SUNDAY Communications Limited, a company incorporated in the Cayman Islands with limited liability whose shares are listed on the Stock Exchange and (in the form of ADSs) on NASDAQ National Market in the United States;

DEFINITIONS

“Takeovers Code”	the Hong Kong Code on Takeovers and Mergers in force from time to time;

“Townhill”	Townhill Enterprises Limited, a company incorporated in the British Virgin Islands with limited liability and the seller of an aggregate of 410,134,000 Shares under the Second Agreement;

“United States”	United States of America;

“US Holder(s)”	means any security holder(s) in the United States; and

“USI”	USI Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange, and the direct or indirect owner of the entire issued share capital of Townhill.

LETTER FROM CITIGROUP

8 July, 2005

To the Shareholders and the Option Holders of SUNDAY

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER
BY
CITIGROUP GLOBAL MARKETS ASIA LIMITED
FOR AND ON BEHALF OF THE OFFEROR
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF
SUNDAY COMMUNICATIONS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY THE OFFEROR)
AND
TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF
SUNDAY COMMUNICATIONS LIMITED

INTRODUCTION

     It was announced by PCCW that on 13 June, 2005 it had entered into the First Agreement with Distacom HK and DCL and the Second Agreement with Townhill and USI. Pursuant to the First Agreement, PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 Shares, representing approximately 46.15 percent of the then issued share capital of SUNDAY, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per Share. Pursuant to the Second Agreement, PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 Shares, representing approximately 13.72 percent of the then issued share capital of SUNDAY, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per Share.

     Completion of the Agreements took place on 22 June, 2005 whereby the Offeror as a wholly-owned subsidiary of PCCW became the beneficial owner of a total of 1,790,134,000 Shares, representing approximately 59.87 percent of the total issued share capital of SUNDAY as at the Latest Practicable Date. The Offeror is therefore obliged under Rule 26.1 of the Takeovers Code to make a mandatory unconditional cash offer to acquire all the issued Shares, other than those already owned by the Offeror. In addition, pursuant to Rule 13 of the Takeovers Code, an unconditional cash offer to cancel all Outstanding Share Options granted by SUNDAY under the Share Option Scheme is also being made. Accordingly, Citigroup is making the Offer for and on behalf of the Offeror.

LETTER FROM CITIGROUP

     As at the Latest Practicable Date, there were 2,990,000,000 Shares in issue and 27,515,831 Outstanding Share Options. Accordingly, there are 1,199,866,000 Shares (or approximately 40.13 percent of the total issued share capital of SUNDAY) and 27,515,831 Outstanding Share Options (assuming that none of these Outstanding Share Options will be exercised on or after the Latest Practicable Date) subject to the Offer.

     In addition to the 1,790,134,000 Shares acquired by the Offeror under the Agreements, as at the Latest Practicable Date a wholly-owned subsidiary of Cheung Kong (Holdings) Limited and a private company controlled by Mr. Li Ka Shing, each of which is presumed under the Takeovers Code to be acting in concert with the Offeror, held respectively 19,854,000 Shares (representing approximately 0.66 percent of the existing issued share capital of SUNDAY) and 5,127,000 Shares (representing approximately 0.17 percent of the existing issued share capital of SUNDAY), which were acquired by them between April 2000 and February 2003. Shareholders and Option Holders should note that (although there is no agreement or understanding between the Offeror and either of the relevant companies at the date of this composite offer document) the wholly-owned subsidiary of Cheung Kong (Holdings) Limited and the private company controlled by Mr. Li Ka Shing may sell the Shares respectively held by them to the Offeror during the Offer Period, either by accepting the Offer in respect of those Shares or otherwise.

     This letter sets out the detailed terms of the Offer, together with the information on the Offeror and the intentions of PCCW and the Offeror regarding the Group. Further details of the Offer are also set out in Appendix I to this composite offer document and in the accompanying form of acceptance and transfer for the Offer Shares and the form of acceptance and cancellation for the Outstanding Share Options. Your attention is also drawn to the letter from the Board, the letter from the Independent Board Committee to the Independent Shareholders and Option Holders and the letter from ING to the Independent Board Committee contained in this composite offer document.

THE OFFER

     Citigroup is making the Offer for and on behalf of the Offeror, subject to the terms set out in this composite offer document (including, without limitation, those in Appendix I) and in the accompanying form of acceptance and transfer for the Offer Shares and the form of acceptance and cancellation for the Outstanding Share Options, to acquire all the issued Shares not already owned by the Offeror, at the Offer Price, and to offer to pay a cash amount to the Option Holders for each Outstanding Share Option held by them in consideration of their agreeing to cancel their Outstanding Share Options, on the following bases:

For each Offer Share	HK$0.65 payable in cash

For each Outstanding Share Option	HK$0.001 payable in cash

The Offer Price of HK$0.65 per Offer Share represents:

(a)	a premium of approximately 22.64 percent over the closing price of HK$0.53 per Share as quoted on the Stock Exchange on 10 June, 2005, being the last trading day before the Announcement;

LETTER FROM CITIGROUP

(b)	a premium of approximately 28.97 percent over the average closing price of HK$0.504 per Share for the last 5 trading days up to and including 10 June, 2005;

(c)	a premium of approximately 29.61 percent over the average closing price of HK$0.5015 per Share for the last 10 trading days up to and including 10 June, 2005;

(d)	a premium of approximately 35.84 percent over the average closing price of HK$0.4785 per Share for the last 30 trading days up to and including 10 June, 2005;

(e)	a premium of approximately 176.24 percent over the audited consolidated net asset value of SUNDAY of approximately HK$0.2353 per Share as stated in the annual report of SUNDAY as at 31 December, 2004; and

(f)	a premium of approximately 1.56 percent over the closing price of HK$$0.64 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

     During the Relevant Period, the highest closing price of the Shares as quoted on the Stock Exchange was HK$0.65 per Share (from 22 June, 2005 to 24 June, 2005 and 28 June, 2005) and the lowest closing price of the Shares as quoted on the Stock Exchange was HK$0.40 per Share (on 12 January, 2005).

     The Offer Price in respect of the Offer Shares, of HK$0.65 per Offer Share, is the same as the price per Share paid by the Offeror under the Agreements to acquire an aggregate of 1,790,134,000 Shares from Distacom HK and Townhill.

     By accepting the Offer in respect of their Shares, Shareholders will sell their Shares free from all liens, claims and encumbrances and with all rights attached, including the rights to receive all dividends and distributions, if any, declared, made or paid on or after 13 June, 2005, being the date of the Announcement. Acceptance of the Offer shall be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code.

     Seller’s ad valorem stamp duty at the rate of HK$1.00 for every HK$1,000 or part thereof of the greater of (i) the amount payable or (ii) the market value of the relevant Shares in respect of relevant acceptances of the Offer for the Offer Shares will be payable by the accepting Shareholders. The Offeror will pay such amount of stamp duty on behalf of and for the account of the accepting Shareholders who accept the Offer and such amount will be deducted from the amount payable to the accepting Shareholders on acceptance of the Offer.

     As at the Latest Practicable Date, there were in total 27,515,831 Outstanding Share Options held by the Option Holders under the Share Option Scheme entitling the holders thereof to subscribe for 27,515,831 new Shares at prices of HK$1.01 or HK$3.05 per Share. As at the Latest Practicable Date, there were no share options outstanding under the share option scheme adopted by SUNDAY on 22 May, 2002. Further details of the Outstanding Share Options are set out in the letter from the Board as contained in this composite offer document.

LETTER FROM CITIGROUP

     An unconditional cash offer is made to all Option Holders in accordance with the requirements under the Takeovers Code, in consideration for the surrender to the Company by the relevant Option Holders of all of their existing rights in respect of the Outstanding Share Options respectively held by them, following which such Outstanding Share Options will be cancelled and extinguished.

     The consideration of HK$0.001 for the cancellation of each Outstanding Share Options is nominal, since exercise prices of the Outstanding Share Options of HK$1.01 and HK$3.05 exceed the Offer Price of HK$0.65 per Offer Share.

     By accepting the Offer in respect of their Outstanding Share Options, the Option Holders will agree to cancel their Outstanding Share Options for the consideration set out above.

Total consideration and financial resources

     As at the Latest Practicable Date, there were 2,990,000,000 Shares in issue. Based on such number of Shares in issue and the Offer Price of HK$0.65 per Offer Share, the entire issued share capital of SUNDAY is valued at HK$1,943,500,000 under the Offer (assuming that no Outstanding Share Options would be exercised). Apart from the 27,515,831 Outstanding Share Options referred to above, there were no other options, warrants or conversion rights affecting the Shares outstanding as at the Latest Practicable Date. Assuming the Offer is accepted in full by the Shareholders and the Option Holders and none of the Outstanding Share Options as at the Latest Practicable Date will be exercised and accordingly no further Shares will be issued pursuant thereto, at the Offer Price of HK$0.65 per Offer Share and on the basis of consideration of HK$0.001 payable for cancellation of each Outstanding Share Option, the total amount payable by the Offeror under the Offer will be HK$779,940,416.

     Citigroup is satisfied that there are sufficient financial resources available to the Offeror to meet full acceptance of the Offer and for the cancellation of all the Outstanding Share Options. PCCW intends to finance the Offer from its internal resources.

Unconditional Offer

     The Offer is unconditional and is not subject to the attainment of any particular level of acceptances in respect of the Offer.

INFORMATION ON THE OFFEROR AND PCCW

     The Offeror is a company incorporated in the British Virgin Islands on 17 June, 2005 and having its registered office at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The Offeror is an investment holding company established for the purpose of making the Offer and has not conducted any business or acquired any assets, other than the acquisition of the 1,790,134,000 Shares pursuant to the Agreements. The directors of the Offeror are Winnie King Yan Siu Morrison and Lim Beng Jin.

LETTER FROM CITIGROUP

     The Offeror is a wholly-owned subsidiary of PCCW. The principal activities of the PCCW Group are the provision of local and international telecommunications services, internet and interactive multimedia services, the sale and rental of telecommunications equipment and the provision of computer, engineering and other technical services, mainly in Hong Kong; investment in, and development of, systems integration and technology-related businesses; and investment in, and development of, infrastructure and properties in Hong Kong and in the PRC.

REASONS FOR THE ENTERING INTO OF THE AGREEMENTS

     PCCW believes that entering into the Agreements is an important strategic step in PCCW’s future development and will allow the PCCW Group to enter the wireless communications, data services and 3G market in Hong Kong. It would also allow the PCCW Group to expand its product and service offerings into the mobile market, and cross sell such products and services so as to improve its ability to serve customer needs. This would diversify the PCCW Group’s existing business and enhance growth prospects. PCCW believes it would also enable it to progress its planning towards the convergence of fixed and mobile services in the future; and cements its ability to be China Netcom Group’s preferred mobile partner in the PRC.

     The PCCW Group anticipates that substantial operating synergies can be achieved in various areas including and without limitation the costs of operating retail shops, back office administration, call centres and corporate overhead. It also anticipates that the customer base of SUNDAY would be complementary to the customer base of the PCCW Group.

     This development would require substantial effort as the PCCW Group moves forward as an integrated telecommunication provider offering both fixed and mobile services and to add value to shareholders of PCCW through the Agreements and the Offer.

INTENTIONS OF PCCW AND THE OFFEROR

     PCCW and the Offeror intend that the Group will continue with its existing core business of development and provision of wireless communications and data services in Hong Kong. In addition, PCCW and the Offeror will conduct a review of the financial position and operations of the Group in due course with a view to strengthening its operations and future development.

     Subject to a review by PCCW and the Offeror of the financial position and operations of the Group, PCCW and the Offeror have no intention to re-deploy the fixed assets of the Group.

COMPULSORY ACQUISITION OR MAINTAINING THE LISTING STATUS OF SUNDAY

     If the Offeror acquires the prescribed percentage of Shares (being not less than 90 percent of the Shares affected by the Offer) as required by Section 88 of the Companies Law and is permitted to do so under Rule 2.11 of the Takeovers Code, the Offeror intends to consider availing itself of the powers of compulsory acquisition under Section 88 of the Companies Law.

LETTER FROM CITIGROUP

     Pursuant to Rule 2.11 of the Takeovers Code, except with the consent of the Executive, where the Offeror seeks to acquire or privatize SUNDAY by means of the Offer and the use of compulsory acquisition rights, such rights may only be exercised if, in addition to satisfying any requirements imposed by the Companies Law, acceptances of the Offer and purchases (in each case of the disinterested Shares) made by the Offeror and persons acting in concert with it during the period of four months after posting of this composite offer document total 90 percent of the disinterested Shares.

     According to Rule 15.6 of the Takeovers Code, since the Offeror intends to consider availing itself of the powers of compulsory acquisition under the Companies Law to compulsorily acquire those Shares not acquired by the Offeror under the Offer, the Offer may not remain open for acceptance for more than four months from the posting of this composite offer document, unless the Offeror has by that time become entitled to exercise the powers of compulsory acquisition available to it under the Companies Law, in which event the Offeror must do so without delay.

     If the level of acceptances reaches the prescribed level (being not less than 90 percent of the Shares affected by the Offer) under Section 88 of the Companies Law and Rule 2.11 of the Takeovers Code permits a compulsory acquisition and the Offeror proceeds with the privatization of SUNDAY and withdrawal of listing of Shares from the Stock Exchange pursuant to Rule 6.15 of the Listing Rules, SUNDAY will apply for a suspension of dealings in the Shares from the close of the Offer up to the withdrawal of listing of Shares from the Stock Exchange.

     In the event that the Offeror does not effect the compulsory acquisition of the remaining Shares, whether by reason of not having acquired the requisite percentage as required under the Companies Law or otherwise, the Offeror may either:

(a)	seek a withdrawal of listing of Shares from the Stock Exchange in accordance with the requirements of Rule 6.12 of the Listing Rules and Rule 2.2 of the Takeovers Code; or

(b)	take such steps as are necessary to ensure, or procure SUNDAY to take such steps as are necessary to ensure, that SUNDAY maintains an adequate public float so as to comply with the applicable requirements of the Listing Rules.

     The requirements of Rule 6.12 of the Listing Rules referred to in (a) above include the approval of the withdrawal of the listing by the independent shareholders of SUNDAY (being shareholders of SUNDAY other than any controlling shareholder, director or chief executive of SUNDAY or their respective associates) by way of a resolution passed by a majority of at least 75 percent of the votes cast at the relevant shareholders’ meeting, and not voted against by more than 10 percent of the votes attaching to the Shares permitted to vote at such meeting. Rule 2.2 of the Takeovers Code provides that neither the Offeror nor any persons acting in concert with the Offeror may vote at the meeting of SUNDAY’s shareholders convened in accordance with the Listing Rules. Rule 2.2 of the Takeovers Code further requires that the resolution to approve the delisting must be subject to approval by at least 75 percent of the votes attaching to the disinterested Shares that are cast either in person or by proxy at a duly convened meeting of the holders of the disinterested Shares, the number of votes cast against the resolution is not more than 10 percent of the voting rights attaching to all disinterested Shares and the Offeror is entitled to exercise, and exercises, its rights of compulsory acquisition.

LETTER FROM CITIGROUP

     As at the date of this composite offer document, the Offeror has not decided whether to maintain the listing of SUNDAY on the Stock Exchange or to privatize SUNDAY.

     The Stock Exchange has stated that, if less than 25 percent of the issued Shares are in public hands following close of the Offer, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or that there are insufficient numbers of Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares. In this connection, it should be noted that upon the close of the Offer, there may be insufficient public float for the Shares and therefore trading in the Shares may be suspended until a sufficient level of public float is attained.

PROPOSED CHANGE OF BOARD COMPOSITION OF SUNDAY

     Pursuant to the Agreements, Messrs. Richard John Siemens (Co-Chairman), Edward Wai Sun Cheng (Co-Chairman), William Bruce Hicks (Group Managing Director), Kuldeep Saran, Andrew Chun Keung Leung and Kenneth Michael Katz have tendered letters of resignation as directors of SUNDAY and, where relevant, other members of the Group. Such resignations will take effect from the first closing date of the Offer, being 29 July, 2005, or such earlier date as the Executive may permit. It is anticipated that Mr. William Bruce Hicks will remain employed by SUNDAY as its Chief Executive Officer following such resignation.

     Alexander Anthony Arena, Chan Wing Wa, Kwok Yuen Man, Marisa, Chow Ding Man, Gary, Chan Kee Sun, Tom and Hui Hon Hing, Susanna, each designated for appointment by PCCW, have been appointed as Directors with effect from the date of despatch of this composite offer document, being 8 July, 2005. In addition, Alexander Anthony Arena, Kwok Yuen Man, Marisa and Hui Hon Hing, Susanna have been appointed as directors of other members of the Group on the same basis.

     Mandarin Communications Limited (a wholly-owned subsidiary of SUNDAY), SUNDAY and Huawei Tech. entered into a Facility Agreement on 13 May, 2004 and the Amendment and Restatement Agreement on 15 November, 2004 for the provision of an equipment supply facility, a general facility and a 3G performance bond facility. As at 31 May, 2005, the Group had total outstanding borrowings of HK$799,244,000, represented by HK$374,244,000 of equipment supply facility and HK$425,000,000 of general facility, and a performance bond of HK$210,746,000 provided to the Office of the Telecommunications Authority through drawdown of the 3G performance bond facility.

     Under the terms of the Facility Agreement (as amended by the Amendment and Restatement Agreement) with Huawei Tech., the cessation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as Directors involved in the management of SUNDAY other than by reason of death, disability, removal by shareholders or dismissal for cause may constitute an event of default unless a waiver to such term is granted by Huawei Tech.. As referred to above, each of these individuals will resign as Directors with effect from the first closing date of the Offer, which is 29 July, 2005. Failure to comply with this covenant may entitle Huawei Tech. to accelerate the maturity of the outstanding amounts under the Facility Agreement and, if not repaid, to exercise their security rights over substantially all of the Group’s assets. SUNDAY, PCCW and the Offeror are considering various alternatives available to them to prevent such event of default occurring, including the possibility of requesting a waiver from Huawei Tech.

LETTER FROM CITIGROUP

     Subject to the above changes in the board composition of the Group, PCCW has no intention to make any material change to the existing management and employees of the Group. Except as referred to above, the Offeror believes that the aforesaid proposed change in the board composition of the Group will not have any adverse impact on the Group.

LAPSE OF OUTSTANDING SHARE OPTIONS

     Option Holders should note that:

(a)	under paragraph 5.3(c) of the Share Option Scheme, if a general offer is made to the holders of Shares, an Option Holder is entitled to exercise the Outstanding Share Options held by him or her at any time within one month after the date on which the offer becomes or is declared unconditional; and

(b)	an Outstanding Share Option which has not been exercised shall lapse automatically and shall not be exerciseable on the expiry of that period.

     The Offer in respect of the Outstanding Option Shares is unconditional with effect from the date of this composite offer document. Accordingly, any Outstanding Share Options which are not exercised before 9 August, 2005 will automatically lapse and cease to be exerciseable on that date.

FORWARD LOOKING STATEMENTS

     This composite offer document contains certain forward-looking statements. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are intended to identify forward-looking statements. These statements are not historical facts or guarantees of future performance. Actual results could differ materially from those expressed or implied in such forward-looking statements. Such forward-looking statements are based on PCCW’s current assumptions and expectations and are subject to risks and uncertainties that could significantly affect expected results. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements are discussed herein and in PCCW’s reports furnished to or filed with the SEC, including, but not limited to the section “Forward-Looking Statements” and certain other sections of PCCW’s 2004 Annual Report on Form 20-F filed with the SEC on 12 May, 2004.

FURTHER INFORMATION FOR US HOLDERS

     Investors and holders of SUNDAY’s securities are strongly advised to read any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of SUNDAY’s securities may obtain free copies of this composite offer document, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov.

LETTER FROM CITIGROUP

ACCEPTANCE AND SETTLEMENT

Procedures for acceptance

The Offer for Offer Shares

     For Shareholders, to accept the Offer in respect of your Shares, you should complete the accompanying WHITE form of acceptance and transfer for the Offer Shares in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Offer in respect of the Offer Shares. The completed WHITE form of acceptance and transfer for the Offer Shares should then be forwarded, together with the relevant Offer Share certificate(s) and/or transfer receipt(s) and/or any document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Offer Shares in respect of which you intend to accept the Offer, by post or by hand, to the Registrar at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong in an envelope marked “SUNDAY Offer” as soon as possible but in any event not later than 4:00 p.m. on Friday, 29 July, 2005, or such later time as the Offeror may determine and announce in accordance with the Takeovers Code. No acknowledgement of receipt of any form of acceptance and transfer, share certificate(s), transfer receipt(s) or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

The Offer for Outstanding Share Options

     For Option Holders, to accept the Offer in respect of your Outstanding Share Options, you should complete the accompanying YELLOW form of acceptance and cancellation for the Outstanding Share Options in accordance with the instructions printed thereon, which instructions form part of the terms and conditions of the Offer in respect of the Outstanding Share Options. The completed YELLOW form of acceptance and cancellation for the Outstanding Share Options should then be forwarded, together with the relevant letter or other document evidencing the grant of the relevant Outstanding Share Options to you and/or any document(s) of title or entitlement (and/or any satisfactory indemnity or indemnities required in respect thereof) for not less than the number of Outstanding Share Options in respect of which you intend to accept the Offer, by post or by hand, to SUNDAY at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong in an envelope marked “SUNDAY Offer” as soon as possible but in any event not later than 4:00 p.m. on Friday, 29 July, 2005, or such later time as the Offeror may determine and announce in accordance with the Takeovers Code. No acknowledgement of receipt of any form of acceptance and cancellation, grant letter or other document granting the Share Options or other document(s) of title or entitlement (and/or any satisfactory indemnity or indemnities required in respect thereof) will be given.

LETTER FROM CITIGROUP

General

     Your attention is drawn to the section headed “Further procedures for acceptance” as set out in Appendix I to this composite offer document and in the accompanying WHITE or YELLOW form.

Overseas Shareholders

     Shareholders with registered addresses outside Hong Kong should pay attention to the section headed “General” in Appendix I to this composite offer document.

ADS Holders

     ADS Holders may only accept this Offer in respect of Shares underlying such ADSs. ADS Holders should pay attention to the section headed “Information for ADS Holders” in Appendix I to this composite offer document.

Settlement

The Offer for Offer Shares

     Provided that the relevant WHITE form of acceptance and transfer for the Offer Shares and Offer Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) are valid, complete and in good order and have been received by the Registrar by no later than 4:00 p.m. on Friday, 29 July, 2005 (or such later time as the Offeror may determine and announce in accordance with the Takeovers Code), a cheque for the amount due to each of the accepting Shareholders in respect of the relevant Offer Shares tendered by them under the Offer, less seller’s ad valorem stamp duty payable by them, will be despatched to the relevant Shareholders by ordinary post at their own risk within 10 days following the date on which all the relevant documents are received by the Registrar to render such acceptance complete and valid.

The Offer for Outstanding Share Options

     Provided that the relevant YELLOW form of acceptance and cancellation for the Outstanding Share Options and the relevant letter or other document evidencing the grant of the relevant Outstanding Share Options to the accepting Option Holder and/or other document(s) of title or entitlement (and/or any satisfactory indemnity or indemnities required in respect thereof) are valid, complete and in good order and have been received by SUNDAY by no later than before 4:00 p.m. on Friday, 29 July, 2005 (or such later time as the Offeror may determine and announce in accordance with the Takeovers Code), a cheque for the amount due to each of the accepting Option Holders in respect of the relevant Outstanding Share Options tendered by them under the Offer and agreed to be cancelled will be despatched to the relevant Option Holders by ordinary post at their own risk within 10 days following the date on which all the relevant documents are received by SUNDAY to render such acceptance complete and valid.

LETTER FROM CITIGROUP

Nominee registration and despatch of payment

     To ensure equality of treatment of all Shareholders, those registered Shareholders who hold Shares as nominee for more than one beneficial owner should, as far as practicable, treat the holding of each beneficial owner separately. In order for the beneficial owners of Shares, whose investments are registered in nominee names, to accept the Offer, it is essential that they provide instructions to their nominees of their intentions with regard to the Offer.

     All documents and remittances will be sent to the Shareholders and the Option Holders through ordinary post at their own risk. These documents and remittances will be sent to them at their respective addresses as they appear in the register of members (or the register of Share Options as the case may be), or, in the case of joint Shareholders, to the Shareholder whose name appears first in the said register of members, unless otherwise specified in the relevant WHITE forms of acceptance and transfer for the Offer Shares completed and returned by the accepting Shareholders (or YELLOW forms of acceptance and cancellation for the Share Options as the case may be). None of the Offeror, the parties acting in concert with the Offeror, Citigroup, SUNDAY, the Registrar or any of their respective directors, officers, or associates or any other person involved in the Offer will be responsible for any loss or delay in transmission of such documents and remittances or any other liabilities that may arise as a result thereof.

TAXATION

     Shareholders and Option Holders are recommended to consult their own professional advisers if they are in any doubt as to the taxation implications of accepting the Offer in respect of their Shares or Share Options (as the case may be). It is emphasised that none of the Offeror, the parties acting in concert with the Offeror, Citigroup, SUNDAY, the Registrar or any of their respective directors, officers or associates or any other person involved in the Offer accepts responsibility for any taxation effects on, or liabilities of, any persons as a result of their acceptance of the Offer.

GENERAL

     Shareholders and Option Holders are advised to read carefully the letter from the Independent Board Committee to the Independent Shareholders and the Option Holders and the letter from ING to the Independent Board Committee as contained in the composite offer document before deciding whether or not to accept the Offer.

     Your attention is also drawn to the further terms of the Offer and the additional information set out in the appendices to this composite offer document.

Yours faithfully,
For and on behalf of
CITIGROUP GLOBAL MARKETS ASIA LIMITED
Frank J. Slevin
Managing Director
Head of Corporate & Investment Banking, Hong Kong

LETTER FROM THE BOARD

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)

Executive Directors:	Registered Office:
Richard John Siemens (Co-Chairman)	Century Yard
Edward Wai Sun Cheng (Co-Chairman)	Cricket Square
William Bruce Hicks (Group Managing Director)	Hutchins Drive
Kuldeep Saran	P.O. Box 2681 GT
Andrew Chun Keung Leung	George Town
Grand Cayman
Non-executive Directors:	Cayman Islands
Kenneth Michael Katz	British West Indies
Hongqing Zheng
Principal place of business:
Independent Non-executive Directors:	13th Floor, Warwick House,
John William Crawford	TaiKoo Place
Henry Michael Pearson Miles	979 King’s Road,
Robert John Richard Owen	Quarry Bay
Hong Kong

8 July, 2005

To the Shareholders and the Option Holders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER
BY
CITIGROUP GLOBAL MARKETS ASIA LIMITED
FOR AND ON BEHALF OF THE OFFEROR
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF
SUNDAY COMMUNICATIONS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY THE OFFEROR)
AND
TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF
SUNDAY COMMUNICATIONS LIMITED

INTRODUCTION

     Reference is made to the announcement issued by the Company dated 13 June, 2005, in which the Company announced that it had been informed by Distacom HK and Townhill that they, among others, had entered into the First Agreement and the Second Agreement with PCCW respectively.

LETTER FROM THE BOARD

Pursuant to the First Agreement, PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 Shares, representing approximately 46.15 percent of the then issued share capital of the Company, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per Share. Pursuant to the Second Agreement, PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 Shares, representing approximately 13.72 percent of the then issued share capital of the Company, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per Share.

     Completion of the Agreements took place on 22 June, 2005 whereby the Offeror as a wholly-owned subsidiary of PCCW became the beneficial owner of a total of 1,790,134,000 Shares, representing approximately 59.87 percent of the total issued share capital of the Company as at the Latest Practicable Date. The Offeror is therefore obliged under Rule 26.1 of the Takeovers Code to make a mandatory unconditional cash offer to acquire all the issued Shares other than those owned by the Offeror. In addition, pursuant to Rule 13 of the Takeovers Code, an unconditional cash offer to cancel all Outstanding Share Options granted by the Company under the Share Option Scheme is also being made. Accordingly, Citigroup is making the Offer for and on behalf of the Offeror.

     Mr. Richard John Siemens, Mr. William Bruce Hicks, Mr. Kuldeep Saran and Mr. Kenneth Michael Katz are directors of DCL, the holding company of Distacom HK, Mr. Edward Wai Sun Cheng is a director of USI and Mr. Andrew Chun Keung Leung is a director of certain subsidiaries of USI. As such they are not considered sufficiently independent to advise the Independent Shareholders and the Option Holders in respect of the Offer. Mr. Hongqing Zheng, a non-executive Director, Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen, the three independent non-executive Directors, have been appointed as members of the Independent Board Committee for consideration of and making of recommendations to the Independent Shareholders and the Option Holders in respect of the terms of the Offer. ING has been appointed as the independent financial adviser to advise the Independent Board Committee on the fairness and reasonableness of the terms of the Offer.

     The purpose of this composite offer document is to provide you with, among other matters, information relating to the Group, the Offeror and PCCW and the Offer as well as setting out the letter from the Independent Board Committee containing its recommendation and advice to the Independent Shareholders and the Option Holders in respect of the Offer and the letter from ING containing its advice to the Independent Board Committee in respect of the Offer.

LETTER FROM THE BOARD

THE OFFER

     Citigroup is making the Offer for and on behalf of the Offeror, subject to the terms set out in this composite offer document (including, without limitation, those in Appendix I) and in the accompanying form of acceptance and transfer for the Offer Shares and the form of acceptance and cancellation for the Outstanding Share Options, to acquire all the issued Shares not already owned by the Offeror, at the Offer Price, and to offer to pay a cash amount to the Option Holders for each Outstanding Share Option held by them in consideration of their agreeing to cancel their Outstanding Share Options, on the following bases:

For each Offer Share	HK$0.65 payable in cash

For each Outstanding Share Option	HK$0.001 payable in cash

     The Offer Price of HK$0.65 per Offer Share represents:

(a)	a premium of approximately 22.64 percent over the closing price of HK$0.53 per Share as quoted on the Stock Exchange on 10 June, 2005, being the last trading day before 13 June, 2005;

(b)	a premium of approximately 28.97 percent over the average closing price of HK$0.504 per Share for the last 5 trading days up to and including 10 June, 2005;

(c)	a premium of approximately 29.61 percent over the average closing price of HK$0.5015 per Share for the last 10 trading days up to and including 10 June, 2005;

(d)	a premium of approximately 35.84 percent over the average closing price of HK$0.4785 per Share for the last 30 trading days up to and including 10 June, 2005;

(e)	a premium of approximately 176.24 percent over the audited consolidated net asset value of SUNDAY of approximately HK$0.2353 per Share as stated in the annual report of SUNDAY as at 31 December, 2004; and

(f)	a premium of approximately 1.56 percent over the closing price of HK$0.64 per Share as quoted on the Stock Exchange on the Latest Practicable Date.

     During the Relevant Period, the highest closing price of the Shares as quoted on the Stock Exchange was HK$0.65 per Share (from 22 June, 2005 to 24 June, 2005 and 28 June, 2005) and the lowest closing price of the Shares as quoted on the Stock Exchange was HK$0.40 per Share (on 12 January, 2005).

     The Offer Price of HK$0.65 per Offer Share is the same as the price offered by the Offeror under the Agreements to acquire an aggregate of 1,790,134,000 Shares from Distacom HK and Townhill.

LETTER FROM THE BOARD

     By accepting the Offer in respect of their Offer Shares, Shareholders will sell their Offer Shares free from all liens, claims and encumbrances and with all rights attached, including the rights to receive all dividends and distributions, if any, declared, made or paid on or after 13 June, 2005, being the date of the Announcement. Acceptance of the Offer shall be irrevocable and not capable of being withdrawn, except as permitted under the Takeovers Code. By accepting the Offer in respect of their Outstanding Share Options, the Option Holders will agree to cancel their Share Options for the consideration set out above.

     Seller’s ad valorem stamp duty at the rate of HK$1.00 for every HK$1,000 or part thereof of the greater of (i) the amount payable or (ii) the market value of the relevant Shares in respect of relevant acceptances of the Offer for the Offer Shares will be payable by the accepting Shareholders. The Offeror will pay such amount of stamp duty on behalf of and for the account of the accepting Shareholders who accept the Offer and such amount will be deducted from the amount payable to the accepting Shareholders on acceptance of the Offer.

     As at the Latest Practicable Date, there were in total 27,515,831 Outstanding Share Options held by the Option Holders under the Share Option Scheme entitling the holders thereof to subscribe for 27,515,831 new Shares at prices of HK$1.01 or HK$3.05 per Share (being 14,497,236 Share Options with an exercise price of HK$1.01 and 13,018,595 Share Options with an exercise price of HK$3.05) . As at the Latest Practicable Date, there were no share options outstanding under the share option scheme adopted by SUNDAY on 22 May, 2002.

     An unconditional cash offer is made to all Option Holders in accordance with the requirements under the Takeovers Code, in consideration for the surrender to the Company by the relevant Option Holders of all of their existing rights in respect of the Outstanding Share Options respectively held by them, following which such Outstanding Share Options will be cancelled and extinguished.

     The consideration of HK$0.001 for the cancellation of each Outstanding Share Option with an exercise price per Share of HK$1.01 or HK$3.05 is, in each case, nominal, since the exercise price per Share under such Outstanding Share Options exceeds the Offer Price of HK$0.65 per Offer Share.

     The holders of Outstanding Share Options who wish to surrender their rights under their Outstanding Share Options should notify the Company in writing prior to the close of the Offer, before 4:00 p.m. on 29 July, 2005.

     The Offer is unconditional and is not subject to the attainment of any particular level of acceptances in respect of the Offer.

FURTHER INFORMATION

     Please refer to the letter from Citigroup set out in this composite offer document and Appendix I to this composite offer document for information in relation to the Offer, the making of the Offer to Shareholders and Option Holders residing in overseas countries, taxation, acceptance and settlement procedures of the Offer.

LETTER FROM THE BOARD

RECOMMENDATION

     Your attention is drawn to the letter from the Independent Board Committee set out in this composite offer document which contains its recommendation to the Independent Shareholders and the Option Holders in respect of the Offer and the letter from ING which contains its advice to the Independent Board Committee in respect of the fairness and reasonableness of the Offer, and the principal factors and reasons it has considered before arriving at its advice to the Independent Board Committee. You are also advised to read this composite offer document and the form of acceptance and transfer for the Offer Shares and the form of acceptance and cancellation for the Outstanding Share Options in respect of the acceptance and settlement procedures of the Offer.

Yours faithfully,
For and on behalf of the Board of
SUNDAY COMMUNICATIONS LIMITED
William Bruce Hicks
Group Managing Director

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
Executive Directors:	Registered Office:
Richard John Siemens (Co-Chairman)	Century Yard
Edward Wai Sun Cheng (Co-Chairman)	Cricket Square
William Bruce Hicks (Group Managing Director)	Hutchins Drive
Kuldeep Saran	P.O. Box 2681 GT
Andrew Chun Keung Leung	George Town
Grand Cayman
Non-executive Directors:	Cayman Islands
Kenneth Michael Katz	British West Indies
Hongqing Zheng
Principal place of business:
Independent Non-executive Directors:	13th Floor, Warwick House,
John William Crawford	TaiKoo Place
Henry Michael Pearson Miles	979 King’s Road,
Robert John Richard Owen	Quarry Bay
Hong Kong

8 July, 2005

To the Independent Shareholders and the Option Holders

Dear Sir or Madam,

MANDATORY UNCONDITIONAL CASH OFFER
BY
CITIGROUP GLOBAL MARKETS ASIA LIMITED
ON BEHALF OF THE OFFEROR
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF
SUNDAY COMMUNICATIONS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY THE OFFEROR)
AND
TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF
SUNDAY COMMUNICATIONS LIMITED

     We refer to the composite offer and response document issued jointly by the Offeror and the Company to the Shareholders and the Option Holders dated 8 July, 2005 (the “composite offer document”) of which this letter forms part. Terms defined in the composite offer document shall have the same meanings in this letter unless the context otherwise requires.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

     We have been appointed by the Board to form the Independent Board Committee to consider the terms of the Offer and to make recommendations to the Independent Shareholders and the Option Holders in connection with the Offer.

     We have considered whether the Offer is fair and reasonable so far as the Independent Shareholders and the Option Holders are concerned. ING has been appointed as the independent financial adviser to advise us in respect of the above.

     We wish to draw your attention to the letter from the Board, the letter from Citigroup and the letter from ING as set out in this composite offer document. Having considered the principal factors and reasons considered by, and the advice of, ING as set out in its letter of advice, we consider that the terms of the Offer are fair and reasonable so far as the Independent Shareholders and the Option Holders are concerned. Accordingly, we recommend the Independent Shareholders and the Option Holders to accept the Offer.

Yours faithfully,
Independent Board Committee

Mr. Hongqing Zheng	Mr. John William Crawford
Non-executive Director	Independent Non-executive Director

Mr. Henry Michael Pearson Miles	Mr. Robert John Richard Owen
Independent Non-executive Director	Independent Non-executive Director

LETTER FROM ING

39/F One International Finance Center
1 Harbour View Street, Central
Hong Kong

8 July, 2005

To the Independent Board Committee of
SUNDAY Communications Limited

Dear Sirs,

MANDATORY UNCONDITIONAL CASH OFFER
BY
CITIGROUP GLOBAL MARKETS ASIA LIMITED
FOR AND ON BEHALF OF THE OFFEROR
TO ACQUIRE ALL THE ISSUED SHARES IN THE CAPITAL OF
SUNDAY COMMUNICATIONS LIMITED
(OTHER THAN THOSE SHARES ALREADY OWNED BY THE OFFEROR)
AND
TO CANCEL ALL OUTSTANDING SHARE OPTIONS OF
SUNDAY COMMUNICATIONS LIMITED

     We refer to our engagement to advise the Independent Board Committee with respect to the Offer, details of which are contained in the composite offer and response document dated 8 July, 2005 to the Shareholders and the Option Holders of which this letter forms a part (the “composite offer document”). ING has been retained by the Company as the independent financial adviser to advise the Independent Board Committee as to whether or not the terms of the Offer are fair and reasonable so far as the Independent Shareholders and the Option Holders are concerned.

     ING is independent from, and not connected with, any of the Company, the substantial shareholder of the Company, the Offeror and any party acting, or presumed to be acting, in concert with the Offeror, and is accordingly considered qualified to give independent advice in respect of the Offer. Apart from normal professional fees payable to us in connection with this engagement, no arrangements exist whereby we will receive any fees or benefits from the Company, the substantial shareholder of the Company, the Offeror or any party acting, or presumed to be acting, in concert with the Offeror.

     The terms used in this letter shall have the same meanings as defined elsewhere in the composite offer document unless the context otherwise requires.

LETTER FROM ING

     In accordance with Rule 2.1 of the Takeovers Code, an Independent Board Committee comprising Mr. Hongqing Zheng, a non-executive Director, Mr. John William Crawford, Mr. Henry Michael Pearson Miles and Mr. Robert John Richard Owen, the three independent non-executive Directors, has been set up to consider and advise the Independent Shareholders and the Option Holders on the terms of the Offer. Mr. Richard John Siemens, Mr. William Bruce Hicks, Mr. Kuldeep Saran and Mr. Kenneth Michael Katz are directors of DCL, the holding company of Distacom HK; Mr. Edward Wai Sun Cheng is a director of USI and Mr. Andrew Chun Keung Leung is a director of certain subsidiaries of USI, the ultimate beneficial owner of the entire issued share capital of Townhill Enterprises Limited. As such they are not considered sufficiently independent to advise the Independent Shareholders and the Option Holders in respect of the Offer.

     Our recommendation is based solely on publicly available information and other information provided to us by the Company and its management. In formulating our recommendation, we have relied on the Directors to ensure that the information and facts supplied to us by the Company are true, accurate and complete in all material respects. We have also assumed that all information, representations and opinions contained or referred to in the composite offer document were true at the time they were made and continued to be true at the date of the composite offer document and, accordingly, we have relied on them.

     We have been advised by the Directors that no material facts have been withheld or omitted from the information provided and referred to in the composite offer document and we are not aware of, nor do we suspect that, any facts or circumstances which would render the information provided and the representations made to us untrue, inaccurate or misleading in any material respects.

     The Directors have jointly and severally accepted full responsibility for the accuracy of the information contained in the composite offer document (other than that relating to the PCCW Group) and, having made all reasonable enquiries, have confirmed that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in the composite offer document misleading. The directors of the Offeror have all declared in a responsibility statement set out in Appendix III “General Information” of the composite offer document that they are jointly and severally fully responsible for the accuracy of the information contained in the composite offer document (other than information relating to the Group and the Directors).

     We have not independently verified such information but, nevertheless, have made such enquiry and exercised such judgment as we deemed necessary and we found no reason to doubt the reliability of the information.

LETTER FROM ING

PRINCIPAL FACTORS AND REASONS CONSIDERED

     In formulating our recommendation and giving our advice to the Independent Board Committee, we have considered the following principal factors and reasons:

1.   Background to the Offer

     The Company is a public company incorporated in the Cayman Islands. The Group is a developer and provider of wireless communications and data services in Hong Kong, and a third generation (“3G”) licence holder. It began commercial operations with GSM 1800 wireless services in 1997 and is now rolling out 3G services in Hong Kong. The Company is listed on the Stock Exchange and on NASDAQ National Market in the United States of America.

     On 13 June, 2005, the Company announced that it had been informed by Distacom HK and Townhill that they, among others, had entered into the First Agreement and the Second Agreement with PCCW, respectively. Pursuant to the First Agreement, PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Distacom HK conditionally agreed to sell an aggregate of 1,380,000,000 Shares, representing approximately 46.15 percent of the then issued share capital of the Company, for the consideration of HK$897,000,000 in cash, being a price of HK$0.65 per Share. Pursuant to the Second Agreement, PCCW conditionally agreed to purchase (or procure the purchase by one of its wholly-owned subsidiaries) and Townhill conditionally agreed to sell an aggregate of 410,134,000 Shares, representing approximately 13.72 percent of the then issued share capital of the Company, for the consideration of HK$266,587,100 in cash, being a price of HK$0.65 per Share.

     Completion of the Agreements took place on 22 June, 2005 pursuant to which the Offeror, as a wholly-owned subsidiary of PCCW, became the beneficial owner of an aggregate of 1,790,134,000 Shares, representing approximately 59.87 percent of the total issued share capital of the Company as at the Latest Practicable Date. The Offeror is therefore obliged under Rule 26 of the Takeovers Code to make an unconditional mandatory cash offer to acquire all the issued Shares other than those already owned by the Offeror. In addition, pursuant to Rule 13 of the Takeovers Code, an unconditional offer to cancel all Outstanding Share Options granted by the Company under the Share Option Scheme is also being made.

     As at the Latest Practicable Date, there were 2,990,000,000 Shares in issue and 27,515,831 Outstanding Share Options. Accordingly, there are 1,199,866,000 Shares (or approximately 40.13 percent of the total issued share capital of the Company) and 27,515,831 Outstanding Share Options (assuming that none of these Outstanding Share Options will be exercised on or after the Latest Practicable Date) subject to the Offer.

LETTER FROM ING

     Citigroup is making the Offer on behalf of the Offeror, subject to the terms set out in this composite offer document (including, without limitation, those in Appendix I) and in the accompanying form of acceptance and transfer for the Offer Shares and the form of acceptance and cancellation for the Share Options, to acquire all the issued Shares not already owned by the Offeror, at the Offer Price, and to offer to pay a cash amount to the Option Holders for each Share Option held by them in consideration of their agreeing to cancel their Share Options, on the following basis:

For each Share	HK$0.65 payable in cash

For each Share Option	HK$0.001 payable in cash

     The Offer Price of HK$0.65 per Share is the same as the price per Share paid by the Offeror under the First Agreement and the Second Agreement to acquire the Shares from Distacom HK and Townhill, respectively.

     Further terms and conditions of the Offer, including the procedures for acceptances, are set out in the “Letter from Citigroup” in the composite offer document.

2.   Financial Performance of the Group

     As set out in the section of the composite offer document headed “Intentions of PCCW and the Offeror” in the letter from Citigroup, PCCW and the Offeror intend that the Company will continue with its existing core business of development and provision of wireless communications and data services in Hong Kong. In addition, PCCW and the Offeror will conduct a review of the financial position and operations of the Group in due course with a view to strengthening its operations and future development.

     In order to formulate an opinion, we therefore believe that it is necessary, inter alia, to evaluate the terms of the Offer based on the historical financial performance of the Company.

     The Company was incorporated in 1999 in the Cayman Islands and the Shares have been listed on the Stock Exchange and on NASDAQ National Market in the United States of America since March 2000. As at the Latest Practicable Date, the Company had a market capitalisation of approximately HK$1,914 million.

     A summary of the audited consolidated results of the Group for each of the three financial years ended 31 December, 2004 and the audited consolidated financial statements of the Group for each of the two financial years ended 31 December, 2004 are set out in Appendix II of the composite offer document.

     The Company’s core activity is the provision of mobile telephony services in Hong Kong, which generated approximately 89 percent of its turnover for the year ended 31 December, 2004. As at 31 December, 2004, the Company had approximately 684,000 subscribers or 8.4 percent subscriber market share in Hong Kong. For the three financial years ended 31 December, 2004, the Company’s

LETTER FROM ING

mobile subscriber base grew at a compound average growth rate of 7.5 percent per annum, or from approximately 551,000 subscribers as at 31 December, 2001 to approximately 603,000, 660,000 and 684,000 subscribers as at 31 December, 2002, 2003 and 2004, respectively. Annual subscriber growth rates for the years ended 31 December, 2002, 2003 and 2004 were 9.4 percent, 9.5 percent and 3.6 percent respectively. As at 31 December, 2004, the number of cellular subscribers as a percentage of the total population in Hong Kong (“cellular penetration rate”) amounted to approximately 119 percent. Because the cellular penetration rate in Hong Kong already exceeds 100 percent, we believe potential future market subscriber growth is limited.

     The subscriber market share for the Group for the years ended 31 December, 2002, 2003 and 2004 declined from 9.7 percent to 9.2 percent and 8.4 percent, respectively. Based on the highly competitive market environment of Hong Kong, characterised by a relatively high number of operators compared to other markets and high cellular penetration rate, it is uncertain whether the Group will be able to maintain or increase its market share.

LETTER FROM ING

     Table 1 below sets out the Group’s summary profit and loss accounts and subscriber numbers for the three years ended 31 December, 2002, 2003 and 2004:

Table (1): Summary Profit & Loss Accounts

	Year ended 31 December,
	2002 HK$m	2003 HK$m	2004 HK$m

Mobile services revenues	1,218	1,150	1,032
Sales of mobile phones & accessories	115	109	127
Others	9	1	—

Total turnover	1,342	1,260	1,159
Cost of sales and services	(334)	(330)	(357)

Gross profit	1,008	930	802
Gross profit margin	75%	74%	69%
Other revenues	2	4	3
Operating expenses	(796)	(619)	(544)

EBITDA	214	315	261
EBITDA margin	16%	25%	23%
Depreciation	(256)	(233)	(229)
Finance costs, net of interest income	(56)	(50)	(26)
Share of losses of joint venture	(19)	(5)	0

Profit/(Loss) for the year	(117)	27	6

Net profit/(loss) margin	-8.7%	2.2%	0.5%

Subscribers (’000)	603	660	684
% increase	9.4%	9.5%	3.6%
Post-paid ARPU (HK$ per month)	209	201	180
% decrease	-4.6%	-3.8%	-10.4%

Source: Annual reports and accounts of SUNDAY

     Despite its subscriber growth, turnover of the Group decreased from HK$1,342 million in 2002 to HK$1,260 million in 2003 and HK$1,159 million in 2004, representing year-on-year decreases of 6.2 percent and 8.0 percent, respectively. These decreases were primarily a result of reductions in service revenues (which contribute almost 90 percent of revenues) due to aggressive price competition in the market. Service revenues decreased from HK$1,218 million in 2002 to HK$1,150 million in 2003 and to HK$1,032 million in 2004, representing year-on-year decreases of 5.5 percent and 10.3 percent, respectively.

LETTER FROM ING

LETTER FROM ING

     Table 2 below sets out the revenue, earnings before interest, tax, depreciation and amortisation (“EBITDA”) and net profit breakdown of the Company’s business in the last 3 fiscal years:

Table (2): EBITDA and Net Profit Breakdown

	Year ended 31 December,
	2002 HK$m	2003 HK$m	2004 HK$m

2G revenue	1,342	1,260	1,159
% decrease	-5.6%	-6.1%	-8.0%
3G revenue	—	—	—

Total revenue	1,342	1,260	1,159

% decrease	-5.6%	-6.1%	-8.0%

EBITDA
2G EBITDA	214	315	302
% increase/(decrease)		47.2%	-4.1%
3G EBITDA	—	—	(41)

Total EBITDA	214	315	261

% increase/(decrease)		47.2%	-17.1%

Net profit/(loss)
2G net profit/(loss)	(117)	27	49
% increase		nm	81.5%
3G net profit/(loss)	—	—	(43)

Total net profit	(117)	27	6

% decrease		nm	-77.8%

Source: Annual reports and accounts of SUNDAY

     The Group’s EBITDA for the year ended 31 December, 2004 was HK$261 million, representing a decrease of approximately 17 percent as compared with the previous year. Such decrease was mainly attributable to the continuing decrease in service revenue resulting from aggressive price-based market competition and 3G start-up costs. Excluding the latter, the Group’s EBITDA for the 2G business during the same period was HK$302 million, representing a decrease of approximately 4 percent as compared with the previous year.

LETTER FROM ING

     We note that Company has only been able to achieve marginal profitability during the last two years, having made losses in all the other years since incorporation. Net profit attributable to Shareholders declined from HK$27 million for the year ended 31 December, 2003 to HK$6 million for the year ended 31 December, 2004.

The decline in net profits for the most recent financial year was attributable to two main factors:

  Decreases in average revenue per subscriber per month (“ARPU”). Aggressive price promotions and heavy handset subsidies by operators continued to negatively impact the long-term profitability of the industry. Such pricing strategies resulted in a general increase in voice traffic but an overall decrease in revenues due to lower ARPU. Post-paid ARPU (ARPU earned from each contract-based subscriber) for the Company has continued to decline from HK$209 in 2002 to HK$201 in 2003 and to HK$180 in 2004, representing year-on-year decreases of 3.8 percent and 10.4 percent, respectively. Although the migration towards 3G services is expected to increasingly drive higher value-added usage, including data usage, to support ARPU levels, there can be no assurance that ARPUs will improve in the future. Prices for mobile services have varied significantly in the past and future price competition could have a negative effect on the future financial performance of the Group; and

  3G start-up costs. During the year ended 31 December, 2004, the Company began preparation for the target launch of their 3G services in 2005. As a result, the Company incurred roll-out costs of approximately HK$43 million during the year ended 31 December, 2004 in this regard.

     We note that in the Chairman’s statement in the 2004 Annual Report of the Group, it is reported that “the market will remain competitive in 2005 and [the Company] will also face further 3G roll-out costs, which will affect profitability in the short term.”

     We note, however, that operating expenses (excluding depreciation) for the Group in the year ended 31 December, 2004 declined by 12 percent to HK$544 million and decreased marginally as a percentage of mobile service revenue from 54 percent to 53 percent as compared with the previous year. This reduction in operating expenses has been achieved despite the 3G start-up costs. Salary and related costs decreased by 15 percent and 13 percent during the year ended 31 December, 2003 and 2004, respectively, despite an increase in headcount, as the Group established an operations centre in lower-cost Shenzhen in 2002.

     With regards to the financial or trading position of the Company since 31 December, 2004, the date to which the latest audited financial statements of the Company were made up, we note that in the section headed “Material Change” in Appendix II to the composite offer document, it is stated that “Mandarin Communications Limited (a wholly-owned subsidiary of SUNDAY), SUNDAY and Huawei Tech. entered into a Facility Agreement on 13 May, 2004 and the Amendment and Restatement Agreement on 15 November, 2004 for the provision of an equipment supply facility, a general facility and a 3G performance bond facility. As of 31 May, 2005, the Group had total outstanding borrowings

LETTER FROM ING

of HK$799,244,000, represented by HK$374,244,000 of equipment supply facility and HK$425,000,000 of general facility, and a performance bond of HK$210,746,000 provided to the Office of the Telecommunications Authority through drawdown of the 3G performance bond facility.

     Under the terms of the Facility Agreement (as amended by the Amendment and Restatement Agreement) with Huawei Tech., the cessation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as Directors involved in the management of SUNDAY other than by reason of death, disability, removal by shareholders or dismissal for cause may constitute an event of default unless a waiver to such term is granted by Huawei Tech.. Each of these individuals will resign as Directors with effect from the first closing date of the Offer, which is 29 July, 2005. Failure to comply with this covenant may entitle Huawei Tech. to accelerate the maturity of the outstanding amounts under the Facility Agreement and, if not repaid, to exercise their security rights over substantially all of the Group’s assets. SUNDAY, PCCW and the Offeror are considering various alternatives available to them to prevent such event of default occurring, including the possibility of requesting a waiver from Huawei Tech.

     Save as disclosed above, the Board is not aware of any material changes in the financial or trading position or prospects of the Group subsequent to 31 December, 2004, the date to which the latest audited consolidated financial statements of the Group were made up.”

     Based on the information received, which is supplied to us by the Company, we have no reason to believe that this statement is incorrect and therefore we believe it is appropriate for us to rely on this statement in formulating our opinion.

3.   Market Trading Performance of the Shares

     As the Company is listed on the Stock Exchange, its Share price should, in theory, reflect the prevailing market assessment of its fair value which will be discussed in the following sections.

3.1.   Market price of the Shares

     Set out below is a chart of historical daily closing market prices and trading volumes of the Shares for the 12-month period starting from 11 June, 2004 to 10 June, 2005, being the last trading day immediately prior to the date of the Announcement.

LETTER FROM ING

Chart (a): One Year Share Price Performance from 11 June, 2004 to 10 June, 2005

Notes:
(1)	Daily volume is calculated as the aggregate of the volume transacted for the Shares on that day.

(2)	Daily Share price is, on market days when the Shares are traded, the last transacted price of the Shares on that day and, on market days when the Shares are not traded, the closing Share price from the last traded day.

     We observe from chart (a) that the Shares traded at a discount to the Offer Price during the entire 12-month period starting on 11 June, 2004 and ending on 10 June, 2005. More specifically, the Offer Price represents a premium of approximately 30.6 percent to the volume weighted average Share price (“VWAP”) of HK$0.498 for the one year period ending on 10 June, 2005.

     We set out below the following trading statistics for the period from 11 June, 2004 to 10 June, 2005 (the “Pre-Announcement Period”), and for the period from 14 June, 2005 to the Latest Practicable Date (the “Post-Announcement Period”):

LETTER FROM ING

Table (3): Pre-Announcement Period

Closing Market Prices	Price (HK$)	Premium of Offer Price for the Shares to market price

Last transacted price prior to the date of the Announcement
on Monday 13 June, 2005	0.530	22.6%
Highest price in the 12 month prior to the Announcement
(23 February, 2005)	0.580	12.1%
Lowest price in the 12 month prior to the Announcement
(12 January, 2005)	0.400	62.5%
30-day average price for the period prior to the date of the
Announcement (See Note)	0.478	35.8%
60-day average price for the period prior to the date of the
Announcement (See Note)	0.468	38.9%
90-day average price for the period prior to the date of the
Announcement (See Note)	0.484	34.2%
180-day average price for the period prior to the date of the
Announcement (See Note)	0.464	40.0%

Source:	Datastream

Note:	Based on the daily average last transacted prices of the Shares during the last 30, 60, 90 and 180 days immediately prior to the date of the Announcement, as the case may be.

     Based on the trading statistics during the Pre-Announcement Period, as shown in the table above, we note that the Offer Price represents a premium of between 34.2 percent and 40.0 percent to the average prices for the 30, 60, 90 and 180 trading day periods immediately prior to the date of the Announcement. We further note that the Offer Price represents a 12.1 percent premium to the highest closing price in the Pre-Announcement period.

LETTER FROM ING

Table (4): Post-Announcement Period

Closing Market Prices	Price (HK$)	Premium of Offer Price for the Shares to market price

Last transacted price on 14 June, 2005, being the first
trading day after the date of the Announcement	0.630	3.1%
Last transacted price as of the Last Practicable Date	0.640	1.6%
Highest price since the Announcement date	0.650	0.0%
Lowest price since the Announcement date	0.630	3.1%
Source: Datastream

     Based on the trading statistics during the Post-Announcement Period, shown in the table above, we note that the Offer Price represents a slight premium to the last transacted price of the Shares on the first trading day after the Announcement and the Shares have been trading in a narrow range of HK$0.64 and HK$0.65 since completion of the First and Second Agreements.

     Shareholders should note that the past trading performance of the Shares should not in anyway be relied upon as an indication of its future trading performance.

3.2. Trading liquidity of the Shares

Table (5): Trading Volumes

Average Daily Trading Volumes	Number of Shares (’000)	As a percentage of Issued share capital of SUNDAY(Note 1)

30-days (Note 2)	4,639	0.16%
60-day (Note 2)	3,198	0.11%
90-day (Note 2)	4,845	0.16%
180-day (Note 2)	4,316	0.14%
Post-Announcement Period	23,098	0.77%

Source: Datastream

Notes:

(1)	Based on issued share capital of 2,990,000,000 as at the Latest Practicable Date.

(2)	On market days where the Shares are not traded the volume is assumed to be zero.

LETTER FROM ING

     We note that the trading volume of the Shares during the Pre-Announcement Period was relatively low, with average trading volumes of approximately 0.14 percent of the issued Share capital over the 180-day period prior to the Announcement. The Company had a public free float of approximately 40.13 percent of total issued Share capital as at the Latest Practicable Date. We note that the average trading volumes during the Post-Announcement Period is considerably higher than the average trading volumes during the Pre-Announcement Period.

     We are of the view that it is unlikely that the relatively active trading volumes in the Shares recorded during the Post-Announcement Period will continue after the Offer period. Given the relatively low level of liquidity of the Shares in the Pre-Announcement Period and the likelihood of a reduction in the public free float of the Shares as a result of the Offer, Independent Shareholders would unlikely be able to sell a significant number of their Shares in the market without depressing the market price of the Shares. The Offer as such represents an alternative avenue to the open market for Shareholders seeking to realise their investment in a significant number of Shares.

     Independent Shareholders should note that if sufficient acceptances of the Offer are received, Independent Shareholders who have not accepted the Offer might be subject to compulsory purchase by the Offeror, or if upon the closing of the Offer less than 25 percent of the issued Shares is held in public hands, the Stock Exchange has indicated it will consider exercising its discretion to suspend trading in the Shares. The Offeror has not given any indication of its intention to maintain the listing status of the Shares. Please also see section 8.3 of this letter headed “Compulsory acquisition and withdrawal of the listing of the Company”.

3.3. Comparison to the Hang Seng Index and SmarTone

     For informational purposes only, we set out below the relative share price performance of the Company against the benchmark Hang Seng Index (the “HSI”) and SmarTone Telecommunications Holding Limited (“SmarTone”) during the Pre-Announcement Period. We have compared the HSI and SmarTone share performance with the Company’s Share price, as HSI is the main indicator of the share performance for listed stocks in Hong Kong, reflecting general trends of the market and as SmarTone is the closest comparable to Sunday as a listed pure Hong Kong cellular operator with a 3G license.

LETTER FROM ING

Chart (b): Relative Share Price Performance of SUNDAY against Hang Seng Index and
SmarTone

Source: Datastream

     As illustrated in the graph above, the Company’s Share price has underperformed the HSI during the Pre-Announcement Period. We believe that an important factor which contributed to the underperformance relative to the HSI was the continued competitive situation in the Hong Kong mobile market (with operators offering large handset subsidies and discounted tariffs to attract new customers, leading to continuing pressure on revenues and profits) and general investor concerns with the risks and relative costs associated with the Company’s intended launch of 3G services. Comparing to SmarTone, the Share price has underperformed for most the Pre-Announcement Period, also taking into account that SmarTone has paid out dividend of HK$0.52 per share over this period. This relative Share price performance, we believe, reflected SmarTone’s comparatively larger market share in terms of number of subscribers, stronger balance sheet and higher profitability and dividend pay-outs. However, we do note that SmarTone’s share price has also underperformed compared to the HSI, we believe, for the same reasons as mentioned before.

4.   Comparable Company Analysis

     For the purpose of assessing the Offer Price, we have reviewed the valuation statistics of the Company implied by the Offer Price and compared them with the selected comparable companies (the “Comparables”), whose services largely consist of mobile communication services in developed Asian markets, which we consider to be broadly comparable to the Company. The Comparables have been selected after taking into consideration, inter alia, their scope of business and their operating environment, relative to the Company.

LETTER FROM ING

     While comparative company analysis can reflect current market sentiment towards the sector and provide guidance on valuation, we note that the analysis does not take into account differences in accounting policies and standards as well as differences in local regulations and/or tax treatments, nor does it take into account possible unique characteristic(s) of the different companies. No adjustments have been made to account for these differences. As such, any comparison serves for illustration purposes only.

In our assessment of the Offer Price, we have considered the following multiples:

  Price earnings ratio (“PER”)

  Enterprise value to EBITDA (“EV/EBITDA” or “EBITDA Multiple”)

  Price to book (“P/B”) multiple

     Although these multiples may not necessarily fully reflect the fundamental value of wireless operators, they often provide a useful insight into their relative performance.

     All multiples have been computed on a historical basis, using financial data obtained from their respective latest publicly available financial interim statements and/or annual reports. Valuation multiples for the Company implied by the Offer are based on the Offer Price. The historical multiples for the Comparables are based on their respective closing prices as at the Latest Practicable Date.

LETTER FROM ING

Table (6): Comparable Multiples

					Price	Net debt/(cash)
				EV/	to book	as percent
Comparables	Country	PER(1)		EBITDA(2)	ratio(3)	of book value

New World Mobile	Hong Kong	4.04		3.23	nm	(133%)
SmarTone	Hong Kong	10.90		4.96	1.42	(11%)
China Resources Peoples	Hong Kong	7.11		3.80	1.82	3%
Far EasTone	Taiwan	11.22		5.57	2.25	21%
Taiwan Mobile	Taiwan	8.35		7.12	2.00	34%
KTF	Korea	14.98		4.48	1.33	99%
SK Telecom	Korea	8.86		3.84	2.08	11%
MobileOne	Singapore	14.69		7.69	5.27	34%
StarHub	Singapore	nm	(4)	13.08	4.73	22%
Average		10.02		5.97	2.61	9%
Average
(ex-high and low outliers)		10.19		5.35	2.38	16%

SUNDAY	Hong Kong	325.00		9.30	2.76	68%

Notes:

(1)	PER for the Comparables is calculated as the share price as at the Latest Practicable Date divided by earnings per share for the financial year ended 31 December, 2004. PER for the Company is calculated as the Offer Price divided by earnings per Share for the financial year ended 31 December, 2004.

(2)	EV/EBITDA for the Comparables is calculated as enterprise value as at the Latest Practicable Date divided by the EBITDA for the financial year ended 31 December, 2004. EV/EBITDA for the Company is calculated as enterprise value based on the Offer Price divided by EBITDA for the financial year ended 31 December, 2004.

(3)	Price to book for the Comparables is calculated as share price as at the Latest Practicable Date divided by the audited book value per share at 31 December, 2004 except for New World Mobile which is based on unaudited book value per share at 31 December, 2004. Price to book for the Company is calculated based on the Offer Price divided by the audited consolidated equity book value per Share at 31 December, 2004.

(4)	“nm” denotes not meaningful as the Company incurred losses for the year ended 31 December, 2004.

LETTER FROM ING

     The underlying data for deriving the valuation parameters in table (6) is set out in table (7) There may be some rounding differences when multiplying the figures set out below to derive the comparable multiples:

Table (7)

							Book
	Share	Market	Net Debt/				Value Per
	Price(1)	Capitalisation	(cash)(3)	EV	EBITDA(4)	EPS(5)	Share(6)
Comparables	(LC)(2)	(LC m)	(LC m)	(LC m)	(LC m)	(LC)	(LC)

New World Mobile	HK$1.05	83	1,355	1,438	446	0.26	(12.90)
SmarTone (7)	HK$8.55	4,983	(392)	4,591	926	0.78	6.00
China Resources
Peoples	HK$2.70	2,008	28	2,036	535	0.38	1.49
Far EasTone	TWD40.50	156,843	14,322	171,165	30,754	3.61	18.00
Taiwan Mobile	TWD32.80	161,898	27,199	189,097	26,570	3.93	16.40
KTF	KRW23,000	4,233,548	3,150,896	7,384,445	1,647,949	1,535	17,288
SK Telecom	KRW180,000	14,809,860	785,312	15,595,172	4,059,112	20,307	86,623
MobileOne	SGD2.16	2,120	137	2,258	293	0.15	0.41
StarHub	SGD1.91	4,059	193	4,251	325	(0.02)	0.40

SUNDAY	HK$0.65	1,944	478	2,422	261	0.002	0.24

Sources: Annual and interim reports, Datastream

Notes:

(1)	All share prices are as at the Latest Practicable Date except in the case of the Company, for which the Offer Price was used.

(2)	LC denotes local currency.

(3)	Net debt/(cash) as of 31 December, 2004.

(4)	EBITDA for the Comparables is based on the audited financial statements for the financial year ended 31 December, 2004 except for New World Mobile which is based on unaudited financial statements for the same period.

(5)	EPS denotes earnings per share. EPS for the Comparables is based on the audited financial statements for the financial year ended 31 December, 2004 except for New World Mobile which is based on unaudited financial statements for the same period.

(6)	Book value per share for the Comparables is based on the audited financial statements for the financial year ended 31 December, except for New World Mobile which is based on unaudited financial statements.

(7)	SmarTone’s financial results have been adjusted to reflect the aggregate results for the twelve months period ended 31December, 2004 due to the company having a fiscal year ending 30 June, 2004.

LETTER FROM ING

4.1. PER

     PER is one of the most commonly used benchmarks for valuing companies. The PER for the Company and the Comparables is calculated by dividing the respective share price as at the Latest Practicable Date by the respective earnings per share for the year ended 31 December, 2004.

     For illustration purposes only, as shown in table (6), the Company’s PER of 325 times based on the Offer Price represents a very significant premium over the average PER of the Comparables of 10.02 times. However, we note that the Company’s PER is inflated by its low net profit for the year ending 31 December, 2004 of approximately HK$6 million, which represented a net profit margin of less than 0.5 percent.

4.2. EBITDA multiple

     The EBITDA multiple, calculated as market capitalisation plus net debt or less net cash divided by EBITDA for the year is a common benchmark used for the valuation of telecommunication companies as it eliminates the differences in capital structures and depreciation policies between the different selected comparable companies. In table (6), the EV/EBITDA for the Comparables are calculated by dividing the respective enterprise value as at the Latest Practicable Date by the respective EBITDA for the year ended 31 December, 2004.

     For illustration purposes only, we note that the Company’s EV/EBITDA, based on the Offer Price of 9.30 times represents a premium of 55.6 percent to the average EBITDA Multiple of the Comparables of 5.97 times, and a premium of 73.7 percent to the average EV/EBITDA excluding the highest and lowest outliers, of 5.35 times.

4.3. Price to book multiple

     For illustration purposes we note from table (6) that the P/B of the Company based on the Offer Price of 2.76 times represents a premium of approximately 5.8 percent to the average P/B of the Comparables of 2.61 times, a premium of approximately 16.0 percent to the P/B of the Comparables excluding the highest and the lowest outliers, of 2.38 times and a premium of 70.6 percent to the P/B of the Hong Kong Comparables of 1.62 times.

5. Comparison to Past Transactions

     We have reviewed acquisitions of telecommunications companies in Asia over the past two years (“Past Transactions”). We have selected these transactions as they comprised the acquisition of significant equity stakes in which cash consideration was offered, characteristics similar to those in the Offer. We have set out in table (8) a comparison of the premiums represented by the cash consideration offered for these Past Transactions to that of the Offer.

     We acknowledge that there were other acquisitions of telecommunications companies in the region, however, they were not selected for the purpose of comparison with the Offer primarily because either they involved non-listed companies or their transaction details were not publicly available.

LETTER FROM ING

     We would like to highlight that the Past Transactions must each be judged on their own commercial and financial merits. The premium that any acquirer is prepared to pay in any particular takeover depends on various factors such as the potential synergy that the offeror can gain from its investment in the target company, the presence of competing bids for the target company, prevailing market conditions, attractiveness and profile of the target company’s underlying business and assets, size of consideration, existing level of control in the target company, general economic and business risks. This analysis merely serves as a general indication of the relevant premia/discounts paid in the telecommunications industry.

     Based on the comparison set out in table (8), we believe that considering the wide divergence in the offer statistics of the Past Transactions, both in premia/discounts as well as the stakes acquired, limited conclusions may be drawn from such comparison.

     Therefore, any comparison of the Offer with the Past Transactions is for illustration purposes only. Conclusions drawn from the comparisons made may not necessarily reflect any perceived market valuation for the Company.

     For illustration purposes only, we note from the Past Transactions that the average share price premium offered for the Past Transactions over the prevailing average share prices, as shown in table (8), are consistently lower than the premium offered in the case of the Offer.

Table (8): Past Transactions

		Globe	Hanaro
Target companies	PCCW Ltd	Telecom	Telecom	Celcom	SmarTone	Avg.	SUNDAY

Date of	20 January,	13 October,	29 August,	3 April,	30 December,		13 June,
announcement	2005	2003	2003	2003	2002		2005

Country of target	Hong Kong	Philippines	South Korea	Malaysia	Hong Kong		Hong Kong

Stake acquired	20.0%	24.8%	39.6%	52.1%	21.1%		60.0%

Offer price	HK$5.90	PHP680	KRW3,200	RM2.75	HK$8.50		HK$0.65

Offeror	China	Singapore	AIG/	Telekom	Sun Hung Kai		PCCW
	Netcom	Telecom/	Newbridge	Malaysia	Properties
		Ayala Corp	Capital/
TVG

Last transacted	HK$4.70	PHP725	KRW3,330	RM2.69	HK$8.25		HK$0.53
price prior to
announcement

LETTER FROM ING

		Globe	Hanaro
Target companies	PCCW Ltd	Telecom	Telecom	Celcom	SmarTone	Avg.	SUNDAY

Premium/(discount)	26%	-6%	-4%	2%	3%	4%	23%
of offer price to
last transacted
price prior to
announcement

30-day average	HK$4.83	PHP684	KRW2,932	RM2.60	HK$8.64		HK$0.48
closing
price (Note)

Premium/(discount)	22%	-1%	9%	6%	-2%	7%	36%
of offer price to
30-day average
price

60-day average	HK$4.82	PHP669	KRW2,975	RM2.57	HK$8.48		HK$0.47
closing
price (Note)

Premium/(discount)	22%	2%	8%	7%	0%	8%	39%
of offer price to
60-day average
price

90-day average	HK$4.90	PHP662	KRW2,866	RM2.53	HK$8.30		HK$0.48
closing
price (Note)

Premium/(discount)	20%	3%	12%	9%	2%	9%	34%
of offer price to
90-day average
price

180-day average	HK$5.09	PHP613	KRW2,808	RM2.43	HK$8.58		HK$0.46
closing
price (Note)

Premium/(discount)	16%	11%	14%	13%	-1%	11%	40%
of offer price to
180-day average
price

Source:	Bloomberg, Datastream and shareholders’ circulars

Note:	Based on the daily average last transacted prices of the shares on the pre-announcement trading day and during the 30, 60, 90 and 180 trading days immediately prior to the announcement date, as the case may be. Share prices are historical prices unadjusted for bonus and rights issues.

LETTER FROM ING

6. Net Asset value

     The consolidated net asset value (“NAV”) of the Group, based on the audited consolidated balance sheet as at 31 December, 2004, amounted to HK$703.4 million or approximately HK$0.235 per Share, based on 2,990 million Shares in issue as at 31 December, 2004. The Offer Price represents a premium of approximately 176 percent to the NAV per Share as at 31 December, 2004.

     A chart of the daily historical price-to-book multiple (“P/B Multiple”) for the Shares for the Pre-Announcement period is set out below:

Chart (c): Price to Book Multiple

Source:    Datastream

     We observe from Chart (c) that the Company’s P/B Multiple has largely remained in a band between 1.8 times and 2.2 times. This is significantly below the ratio of 2.76 times based on the Offer Price.

7. Dividend

     We note that since incorporation in 1999, the Company has yet to pay out any dividends to its Shareholders. Given the continuing competitive environment and further roll-out costs related to 3G services, the Company’s profitability may continue to be under pressure in the short-term. There can be no assurances that the Company would be in a position to pay dividends in the future.

LETTER FROM ING

8.	Other Considerations

8.1.	Alternative offer from third parties

The Hong Kong market currently has six facilities-based mobile service providers, which is higher than most other countries in Asia and relatively high given Hong Kong’s comparatively small population. Taking into account the consolidation of the telecommunications market in many other countries and foregoing characteristics of the Hong Kong market, a future offer for the Company from a third party or the Company participating in consolidation cannot be ruled out. However, as at the Latest Practicable Date, we are not aware of any third party offer being made for the Company or the Company participating in any consolidation.

     The Independent Shareholders should furthermore note that the Offer is unconditional and PCCW beneficially owns 59.87 percent of the issued Share capital following completion of the First Agreement and the Second Agreement. Therefore, an alternative offer for the Shares is unlikely to be forthcoming without the support of the Offeror. The Offeror has indicated that the acquisition is an important strategic step in PCCW’s future development to enter the wireless communications, data services and 3G market in Hong Kong.

8.2.	Majority control

As at the Latest Practicable Date, the Offeror is the beneficial owner of 1,790,134,000 Shares, representing 59.87 percent of the issued and paid-up share capital of the Company. Regardless of the outcome of the Offer, the Offeror has already gained majority ownership over the Company. This will enable the Offeror to exercise statutory control over the Company. Statutory control will put the Offeror in a position to be able to pass all ordinary resolutions on matters in which the Offeror does not have an interest and which are tabled for shareholders’ approval at a general meeting of shareholders of the Company.
8.3.	Compulsory acquisition and withdrawal of the listing of the Company

The Letter from Citigroup states amongst others that:

	•	the Offer is unconditional and is not subject to the attainment of any particular level of acceptances in respect of the Offer;

	•	if the Offeror acquires not less than 90 percent of the Shares affected by the Offer and is permitted to do so under the Takeover Code, the Offeror intends to consider availing itself of the powers of compulsory purchase provisions of the Companies Law which would permit the Offeror to compulsorily acquire the balance of the Shares at the Offer Price;

	•	in such event, and subject to compliance with the applicable provisions of the Takeovers Code and the Listing Rules, the listing of the Shares will be withdrawn from the Stock Exchange;

LETTER FROM ING

•	in the event that the Offeror does not effect the compulsory acquisition of the remaining Shares, whether by reason of not having acquired the requisite percentage as required under the Company Law or otherwise, the Offeror may either:

	(i)	seek a withdrawal of listing of the Shares from the Stock Exchange; or

	(ii)	take such steps as are necessary to ensure, or procure the Company to take such steps as are necessary to ensure, that the Company maintains an adequate public float so as to comply with the applicable requirements of the Listing Rules; and

•	the Stock Exchange has indicated that if, following the closing of the Offer, less than 25 percent of the issued Shares are in public hands, or if the Stock Exchange believes that a false market exists or may exist in the trading of Shares or that there are insufficient Shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealings in the Shares.

     Based on the filing of disclosure of interests published on the Stock Exchange website, we note that of the aggregate 1,199,866,000 Shares affected by the Offer, Huawei Tech. holds 296,416,000 Shares as at the Latest Practicable Date, representing 9.91 percent of the total issued Shares or 24.7 percent of the Shares affected by the Offer. We further note that Huawei Tech., a supplier and creditor of the Company, has increased its holding by 35,000,000 Shares subsequent to the Announcement. We are not aware of the intentions of Huawei Tech. with respect to the Offer.

     The Independent Board Committee should advise the Independent Shareholders to note that upon completion of the Offer, there is likely to be a decrease in the free float of the Shares, depending on the level of acceptances, which will have a negative impact on the trading liquidity of the Shares. It may therefore be difficult for Shareholders to sell significant number of Shares through the open market. The Offer, as such, represents an alternative avenue to the open market for Shareholders seeking to realise their investment in a significant number of Shares. If sufficient acceptances of the Offer are received, Independent Shareholders who have not accepted the Offer might be subject to compulsory purchase by the Offeror.

CONCLUSIONS AND RECOMMENDATION

     Having considered the above principal factors and reasons, we draw your attention to the following key factors, which should be read in conjunction with, and interpreted, in the full context of this letter, in arriving at our conclusions:

1.	The Company’s financial performance has been adversely affected by aggressive price based competition in the Hong Kong market and the start-up costs of its 3G services. The Company has only been marginally profitable in the last two years ended 31 December, 2004, having made losses in all the other years since its incorporation in 1999. We further note that in the Chairman’s statement in the 2004 Annual Report of the Company, it is stated that “the market will remain competitive in 2005 and [the Company] will also face further 3G roll-out costs, which will affect profitability in the short term.”

LETTER FROM ING

2.	The Company’s subscriber market share for the years ended 31 December, 2002, 2003 and 2004 declined steadily from 9.7 percent to 9.2 percent and 8.4 percent, respectively while its post-paid ARPU declined from HK$209 in 2002 to HK$201 in 2003 and to HK$180 in 2004, representing year-on-year decreases of 3.8 percent and 10.4 percent, respectively.

3.	The Offer Price represents a premium of 22.6 percent and 36.0 percent, respectively, to the closing price of the Shares on the trading day immediately prior to the Announcement and to the average closing share price of the Shares for the 30 trading days before the Announcement.

4.	The Shares have traded consistently below the Offer Price in the one-year period prior to the date of the Announcement and the Offer Price represents a 30.6 percent premium to the 12-month VWAP of the Shares.

5.	The Offer Price represents 9.30 times the Company’s EBITDA in 2004, which is at a premium of approximately 55.6 percent to the average EV/EBITDA traded by the Comparables as at the Latest Practicable Date.

6.	The Offer Price represents a P/B of 2.76 times the NAV per Share of the Company as at 31 December, 2004. The Offer Price also represents a premium of 5.8 percent and 16.0 percent to the average P/B of the Comparables and the average P/B of the Comparables excluding the highest and lowest outliers, respectively, as at the Latest Practicable Date.

7.	The share price premium offered for the Past Transactions over the prevailing average share prices as shown in table (8) of the section headed “Comparison to Past Transactions” are consistently lower than the premium offered in the case of the Offer.

8.	Since incorporation in 1999, the Company has yet to pay out any dividends to its Shareholders. Given the continuing competitive environment and further roll-out costs related to 3G services, the Company’s profitability may continue to be under pressure in the short-term and there can be no assurance that the Company would be in a position to pay dividends in the future.

9.	As a result of the completion on 22 June, 2005 of the First Agreement and the Second Agreement, the Offeror has obtained a controlling interest of approximately 59.87 percent of the issued Share capital of the Company. Under such circumstances, any competing take-over offer is unlikely to be forthcoming without the support of the Offeror. The Offeror has indicated that the acquisition is an important strategic step in PCCW’s future development to enter the wireless communications, data services and 3G market in Hong Kong. As at the Latest Practicable Date, there is no publicly available evidence of an alternative offer for the Company.

     Based on the above, and as of the date of this letter, we consider the Offer fair and reasonable as far as the Independent Shareholders of the Company are concerned and recommend that the Independent Board Committee advise the Independent Shareholders to accept the Offer.

LETTER FROM ING

OFFER TO OPTION HOLDERS

     The Company confirms that as at the Latest Practicable Date, there were 27,515,831 Outstanding Share Options issued pursuant to the Share Option Scheme and held by certain continuous contract employees which entitle them to subscribe in cash for 27,515,831 new Shares at exercise prices of HK$1.01 or HK$3.05 per Share at anytime before the period between January and May 2010 as set out in the following table:

Table (9): Outstanding Options as at the Latest Practicable Date

		Premium of
		exercise price
		over the last	Premium of	Number
		traded price of	exercise price	of Shares
	Exercise	HK$0.53 on	over the	under
Exercise period*	price	10 June, 2005	Offer Price	Option
	HK$

23 March, 2000 to 22 March, 2010	3.05	475.5%	369.2%	12,862,666
31 May, 2000 to 30 May, 2010	1.01	90.6%	55.4%	13,206,730
31 May, 2000 to 30 May, 2010	3.05	475.5%	369.2%	155,929
19 January, 2001 to 18 January, 2010	1.01	90.6%	55.4%	1,290,506

				27,515,831

Source: Annual reports and accounts of the Company

* The Outstanding Share Options will lapse on 9 August, 2005. See below.

     The Outstanding Share Options are not transferable. We note that, under the terms of the Share Option Scheme, if a general offer is made to all the holders of Shares and such offer becomes or is declared unconditional, the grantee shall be entitled to exercise the options at any time within one month after the date on which such offer becomes or is declared unconditional and after the expiry of such period, the options will lapse. As the Offer is unconditional and was made on 8 July, 2005, the Outstanding Share Options will lapse on 9 August, 2005.

     The exercise prices of the Outstanding Share Options of HK$3.05 and HK$1.01 per Share represent premia of approximately 475.5 percent and 90.6 percent, respectively, to the closing price of Shares of HK$0.53 on 10 June, 2005 being the last trading day immediately prior to the Announcement.

LETTER FROM ING

     Based on the Offer Price, the Outstanding Share Options have a negative intrinsic value. Therefore, the consideration of HK$0.001 per Share payable for the surrender of rights under the outstanding Options with an exercise price per Share from HK$1.01 to HK$3.05 is a nominal amount.

     Based on the above, we consider the cancellation price for the Outstanding Share Options fair and reasonable in so far as the Option Holders are concerned. Therefore, we recommend that the Independent Board Committee advise the Option Holders to accept the Offer.

Yours faithfully,
For and on behalf of
ING Bank N.V.
Malcolm E.O. Brown
Managing Director

APPENDIX I	FURTHER TERMS OF THE OFFER

FURTHER PROCEDURES FOR ACCEPTANCE

(a)	If your Shares or the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title in respect of your Share(s) is/are in your name, and you wish to accept the Offer in respect of your Shares, you must send the duly completed form of acceptance and transfer together with the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar by no later than 4:00 p.m. on Friday, 29 July, 2005, or such later time as the Offeror may determine and announce in accordance with the Takeovers Code.

(b)	If your Shares or the Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title in respect of your Shares is/are registered in the name of a nominee company or some name other than your own, and you wish to accept the Offer, you must:

	(i)	lodge your Share certificate(s) and/or transfer receipts and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) (if any) with the nominee company, or other nominee, with instructions authorising it to accept the Offer in respect of your Shares on your behalf and requesting it to deliver the form of acceptance and transfer duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar by no later than 4:00 p.m. on Friday, 29 July, 2005, or such later time as the Offeror may determine and announce in accordance with the Takeovers Code; or

	(ii)	arrange for the Shares to be registered in your name by SUNDAY through the Registrar, and send the form of acceptance and transfer duly completed together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof) to the Registrar, and then follow the procedure set out in paragraph (a) above; or

	(iii)	if your Shares have been lodged with your broker/custodian bank through CCASS, instruct your broker/custodian bank to authorise HKSCC Nominees Limited to accept the Offer in respect of your Shares on your behalf on or before the deadline set by HKSCC Nominees Limited, which is normally the business day immediately preceding the latest date on which acceptances of the Offer in respect of the Offer Shares must be received by the Registrar. In order to meet the deadline set by HKSCC Nominees Limited, you should check with your broker/custodian bank for the exact timing on processing of your instructions and submit your instructions to your broker/custodian bank as required by them; or

	(iv)	if your Shares have been lodged with your Investor Participant Account with CCASS, authorise your instructions via the CCASS Phone System or CCASS Internet System on or before the deadline set by CCASS, which is normally the business day immediately preceding the latest date on which acceptances of the Offer in respect of the Offer Shares must be received by the Registrar. In order to meet the deadline set by CCASS, you should check with CCASS for the exact timing on processing your instructions via the CCASS Phone System or CCASS Internet System.

APPENDIX I	FURTHER TERMS OF THE OFFER

(c)	If you have lodged (a) transfer(s) of any of your Shares for registration in your name and have not yet received your certificate(s), and you wish to accept the Offer in respect of your Shares, you should nevertheless complete the relevant form(s) of acceptance and transfer and deliver it/them to the Registrar together with the transfer receipt(s) duly signed by yourself. Such action will be deemed to be an authority to Citigroup and/or the Offeror or their respective agent(s) to collect from SUNDAY or the Registrar on your behalf the Share certificate(s) when issued and to deliver such certificate(s) to the Registrar as if it was/they were delivered to the Registrar with the form(s) of acceptance and transfer.

(d)	If your Share certificate(s) and/or transfer receipts and/or other document(s) of title in respect of your Shares is/are not readily available and/or is/are lost and you wish to accept the Offer in respect of your Shares, the form of acceptance and transfer should nevertheless be completed and delivered to the Registrar together with a letter stating that you have lost one or more of your Share certificate(s) and/or transfer receipts and/or other document(s) of title or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title should be forwarded to the Registrar as soon as possible thereafter. If you have lost your Share certificate(s), you should also write to the Registrar for the form of a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Registrar.

(e)	Acceptances will be subject to validation and stamping (as the case may be) before the consideration payable in respect thereof will be despatched to the persons entitled to it provided that the consideration shall be despatched no later than the tenth day after the date on which all the relevant documents are received by the Registrar to render acceptance of the Offer complete and valid.

(f)	Subject to the terms of the Takeovers Code, acceptance(s) of the Offer may, at the discretion of the Offeror, be treated as valid even if not accompanied by the relevant Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or a satisfactory indemnity or indemnities in respect thereof), but, in such cases, the cheque(s) for the consideration due will not be despatched until the Share certificate(s) and/or transfer receipt(s) and/or other document(s) of title (and/or a satisfactory indemnity or indemnities in respect thereof) has/have been received by the Registrar or the company secretary of SUNDAY, as the case may be.

(g)	No acknowledgement of receipt of any form(s) of acceptance, Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or a satisfactory indemnity or indemnities in respect thereof) will be given.

(h)	The address of the Registrar is Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(i)	Any Option Holder who wishes to accept the Offer for Outstanding Share Options should sign and return the YELLOW form of acceptance and cancellation accompanying the composite offer document sent to him or her together with the relevant letter or other document evidencing the grant of the relevant Outstanding Share Options to him or her and/or other document(s) of title or entitlement (and/or any satisfactory indemnity or indemnities required in respect thereof)

APPENDIX I	FURTHER TERMS OF THE OFFER

relating to the relevant Outstanding Share Options to SUNDAY at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong by no later than 4:00 p.m. on Friday, 29 July, 2005 (or such later time as the Offeror may decide and announce in accordance with the Takeovers Code).

(j)	The provisions of paragraphs (e), (f) and (g) above shall also apply to acceptances of the Offer in respect of Outstanding Share Options, as if references in those paragraphs to the Registrar were references to the Company and as if references to share certificate(s) and/or transfer receipts were references to the relevant letter or other document evidencing the grant of the relevant Outstanding Share Options to the accepting Option Holder.

(k)	If the letter or other document evidencing the grant of your Outstanding Share Options and/or other document(s) of title in respect of your Outstanding Share Options is/are not readily available and/or is/are lost and you wish to accept the Offer in respect of your Outstanding Share Options, the form of acceptance and cancellation should nevertheless be completed and delivered to the Company together with a letter stating that you have lost one or more of the letters or other documents evidencing the grant of your Outstanding Share Options and/or other document(s) of title or that it/they is/are not readily available. If you find such document(s) or if it/they become(s) available, the relevant letter or other document evidencing the grant of your Outstanding Share Options and/or any other document(s) of title should be forwarded to the Company as soon as possible thereafter. If you have lost the letter or other document evidencing the grant of your Outstanding Share Options, you should also write to the Company for the form of a letter of indemnity which, when completed in accordance with the instructions given, should be returned to the Company.

ACCEPTANCE PERIOD

     Unless the Offer is revised or extended in accordance with the Takeovers Code, the Offer will expire at 4:00 p.m. on Friday, 29 July, 2005.

ANNOUNCEMENTS

(a)	As required under Rule 19 of the Takeovers Code, by 6:00 p.m. on the day of the close of the Offer (or such later time and/or date as the Executive may in exceptional circumstances agree), the Offeror must inform the Executive and the Stock Exchange of its decision in relation to the revision, extension or expiry of the Offer. Further, the Offeror must publish a teletext announcement through the Stock Exchange by 7:00 p.m. on the same day stating whether the Offer has been closed, revised or extended. An announcement to that effect must be republished in accordance with Rule 12.2 of the Takeovers Code on the next business day. Such announcement will specify the total number of Shares and rights over Shares:-

	(i)	for which acceptances of the Offer have been received;

	(ii)	held, controlled or directed by the Offeror or persons acting in concert with it before the Offer Period; and

APPENDIX I	FURTHER TERMS OF THE OFFER

(iii) acquired or agreed to be acquired during the Offer Period by the Offeror or any persons acting in concert with it.

The announcement will also include the details of voting rights, rights over Shares, derivatives and arrangements as required in Rule 3.5(c), (d) and (f) of the Takeovers Code. The announcement will also specify the percentages of the relevant classes of share capital, and the percentages of voting rights, represented by these numbers.

(b)	As required under the Takeovers Code, all announcements in relation to the Offer in respect of which the Executive has confirmed it has no further comments, will be republished as paid announcements in at least one leading English language newspaper and one leading Chinese language newspaper published daily and circulating generally in Hong Kong. Copies of all documents will be delivered to the Executive and the Stock Exchange (Listing Division) in electronic form, in accordance with their respective requirements from time to time for publication of their respective websites.

(c)	If the Offer is extended or revised, the announcement of such extension or revision will either state the next closing date or state that the Offer will remain open until further notice, in which case at least 14 days’ notice will be given before the Offer is closed to those Shareholders and Option Holders who have not accepted the Offer. If the Offer is extended or revised, it will remain open for acceptance for a period of not less than 14 days following the date of the announcement of the extension or the date on which the revised offer document is posted (as the case may be) and, unless previously extended or revised, shall be closed at 4:00 p.m. on the subsequent closing date. In any case where the Offer is revised, the benefit of any revision of the Offer in respect of the Offer Shares will be available to any Shareholder who has previously accepted the Offer in respect of the Offer Shares and the benefit of any revision of the Offer in respect of the Outstanding Share Options will be available to any Option Holder who has previously accepted the Offer in respect of the Outstanding Share Options. The execution by or on behalf of any Shareholder who has previously accepted the Offer in respect of the Offer Shares of any WHITE form of acceptance and transfer shall be deemed to constitute acceptance of the revised Offer in respect of the Offer Shares. The execution by or on behalf of any Option Holder who has previously accepted the Offer in respect of the Outstanding Share Options of any YELLOW form of acceptance and cancellation shall be deemed to constitute acceptance of the revised Offer in respect of the Outstanding Share Options.

RIGHT OF WITHDRAWAL

     As the Offer is unconditional, acceptances by the Shareholders under the Offer shall be irrevocable and shall not be capable of being withdrawn, except as permitted under the Takeovers Code.

GENERAL

(a)	All communications, notices, forms of acceptance and transfer for the Offer Shares, Share certificates, transfer receipts, forms of acceptance and cancellation for the Outstanding Share Options, other documents of title or entitlement (or indemnities) or remittances to be delivered

APPENDIX I	FURTHER TERMS OF THE OFFER

by or sent to or from Shareholders or Option Holders will be delivered by or sent to or from them, or their designated agents, at their own risk, and none of the Offeror, PCCW, Citigroup, SUNDAY, the Registrar or any of their respective directors, officers or associates, or any other person involved in the Offer accepts any liability for any loss in postage or any other liabilities that may arise as a result.

(b)	The provisions set out in the accompanying WHITE form of acceptance and transfer and the YELLOW form of acceptance and cancellation form part of the Offer.

(c)	The accidental omission to despatch this composite offer document and/or the WHITE form(s) of acceptance and transfer in respect of the Offer Shares or the YELLOW form of acceptance and cancellation in respect of the Outstanding Share Options or any of them to any person to whom the Offer is made will not invalidate the Offer in any way. The deliberate omission, if any, to despatch the composite offer document and/or the WHITE form of acceptance and transfer in respect of the Offer Shares or the YELLOW form of acceptance and cancellation in respect of the Outstanding Share Options to any Overseas Holders (as defined below) as referred to in paragraph (m) below in this section will not invalidate the Offer in any way.

(d)	The Offer and all acceptances thereof will be governed by and construed in accordance with the laws of Hong Kong. Execution of a WHITE form of acceptance and transfer in respect of the Offer Shares or the YELLOW form of acceptance and cancellation in respect of the Outstanding Share Options by or on behalf of a Shareholder or Option Holder, respectively, will constitute such Shareholder ’s or Option Holder ’s (as the case may be) agreement that the courts of Hong Kong shall have exclusive jurisdiction to settle any dispute which may arise in connection with the Offer.

(e)	Due execution of the WHITE form of acceptance and transfer in respect of the Offer Shares or the YELLOW form of acceptance and cancellation in respect of the Outstanding Share Options will constitute an authority to any directors of the Offeror or such person or persons as the Offeror may direct to complete and execute any document on behalf of the person accepting the Offer and to do any other act that may be necessary or expedient for the purposes of vesting in the Offeror or such person or persons as it may direct the Offer Shares or canceling the Outstanding Share Options (as the case may be), in respect of which such person has accepted the Offer.

(f)	Acceptance of the Offer for Offer Shares by any person(s) will be deemed to constitute a warranty by such person(s) to the Offeror that the Offer Shares acquired under the Offer are sold by any such person(s) free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights attaching thereto including the rights to receive all dividends or other distributions, if any, declared, paid or made on the Offer Shares on or after 13 June, 2005, being the date of the Announcement.

(g)	Acceptance of the Offer with respect to any Outstanding Share Options by any persons will be deemed to constitute a warranty by such persons that they have the absolute right and power to surrender such Outstanding Share Options and such Outstanding Share Options are free from all liens, charges, claims, equities, encumbrances and third party rights of whatsoever nature (other than those restrictions imposed by SUNDAY thereon at the time of grant thereof).

APPENDIX I	FURTHER TERMS OF THE OFFER

(h)	Each Shareholder by whom, or on whose behalf, a WHITE form of acceptance and transfer in respect of the Offer Shares is executed irrevocably undertakes, represents, warrants and agrees to and with the Offeror and Citigroup (so as to bind him, his personal representatives, heirs, successors and assigns) to the following effect that (i) the Offeror shall be entitled to direct the exercise of any votes and any and all other rights and privileges (including the right to requisition the convening of a general meeting of SUNDAY) attaching to any Shares (“Acceptance Shares”), (ii) SUNDAY will be authorised by the holder of Acceptance Shares to send any notice which may be required to be sent to him as a Shareholder to the Offeror at the address of the Registrar, and (iii) the Offeror will be authorised by such Shareholder to sign any consent to short notice of general meetings and separate class meetings on his behalf and/or to execute a form of proxy in respect of such Acceptance Shares appointing any person determined by the Offeror to attend general meetings and separate class meetings of SUNDAY (and any adjournments thereof) and to exercise the votes attaching to such Acceptance Shares on his behalf, and will also (subject as aforesaid) constitute the agreement of such Shareholder not to exercise any of such rights without the consent of the Offeror and the irrevocable undertaking of such Shareholder not to appoint a proxy for or to attend general meetings or separate class meetings and, subject as aforesaid, to the extent such Shareholder has previously appointed a proxy, other than the Offeror or its nominee or appointee, for or to attend general meetings or separate class meetings, such Shareholder expressly revokes such appointment from the date of execution of the form of acceptance and transfer.

(i)	Payment of the consideration under the Offer will be implemented in full in accordance with the Takeovers Code without regard to any lien, right of set-off, counterclaim or other analogous right to which the Offeror may otherwise be, or claim to be, entitled against the accepting Shareholder or Option Holder.

(j)	Seller’s ad valorem stamp duty arising in connection with acceptance of the Offer, amounting to HK$1.00 for every HK$1,000 (or part thereof) of the greater of (i) the consideration payable or (ii) the market value of the relevant Shares in respect of any acceptance and transfer tendered under the Offer for the Offer Shares, will be payable by accepting Shareholders. The Offeror will pay such amount of stamp duty on behalf of the accepting Shareholders and such amount will be deducted from the amount due to such accepting Shareholders under the Offer.

(k)	The Offeror intends to consider availing itself of the compulsory acquisition power under the provisions of Section 88 of the Companies Law to compulsorily acquire the Shares not tendered under the Offer.

(l)	References to the Offer in this composite offer document and in the WHITE forms of acceptance and transfer in respect of the Offer Shares and the YELLOW forms of acceptance and cancellation in respect of the Outstanding Share Options shall include any extension and revision thereof. If any closing date of the Offer is extended, any reference in this composite offer document, the WHITE form of acceptance and transfer in respect of the Offer Shares or the YELLOW form of acceptance and cancellation in respect of the Outstanding Share Options to the closing date shall, except where the context otherwise requires, be deemed to refer to the closing date as so extended.

APPENDIX I	FURTHER TERMS OF THE OFFER

(m)	The making and availability of the Offer outside Hong Kong, or to any Shareholder or Option Holder who has a registered address in a jurisdiction outside Hong Kong or who is a citizen or resident of any jurisdiction(s) outside Hong Kong (“Overseas Holder”), may be affected by the laws of the relevant jurisdictions. Overseas Holders should fully acquaint themselves with and observe any applicable legal requirements. It is the responsibility of any Overseas Holder wishing to accept the Offer to satisfy himself as to the full observance of the laws and regulatory requirements of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes or other requisite payments due in such jurisdiction. Acceptance of the Offer by any person or persons holding Offer Shares or Outstanding Share Options will be deemed to constitute a warranty by such person that such person is permitted under all applicable laws to receive and accept the Offer, and any revision thereof, and such acceptance shall be valid and binding in accordance with all applicable laws. Any such Overseas Holder will be responsible for any such transfer or other taxes or other requisite payments by whomsoever payable and the Offeror, Citigroup and any person acting on behalf of any of them shall be fully indemnified and held harmless by such Overseas Holder for any such transfer or other taxes as the Offeror or Citigroup (or any person acting on behalf of any of them) may be required to pay.

(n)	The attention of Overseas Holders and any person (including, without limitation any nominee, custodian or trustee) who may have an obligation to forward this composite offer document outside Hong Kong is drawn to paragraph (m) above in this section and to the relevant provisions in the WHITE form of acceptance and transfer in respect of the Offer Shares and the YELLOW form of acceptance and cancellation in respect of the Outstanding Share Options. The availability of the Offer to any such person may be affected by the laws of the relevant jurisdiction.

(o)	Subject to the Takeovers Code, the Offeror and Citigroup reserve the right to notify any matter (including the making of the Offer) to all or any Shareholder(s) or Option Holder(s) with a registered address(es) outside Hong Kong or whom the Offeror or Citigroup knows to be nominees, trustees or custodians for such person by announcement or paid advertisement in any daily newspaper published or circulated in Hong Kong in which case such notice shall be deemed to have been sufficiently given notwithstanding any failure by any such Shareholder or Option Holder to receive or see such notice, and all references in this composite offer document to notice in writing shall be construed accordingly.

(p)	Subject to the Takeovers Code, the provisions of paragraph (m) above in this section and/or any other terms of the Offer relating to Overseas Holders may be waived, varied or modified as regards specific Shareholder(s) or Option Holder(s) or on a general basis by the Offeror in its absolute discretion.

(q)	In making their decision, Shareholders and Option Holders must rely on their own examination of the Offeror and SUNDAY and the terms of the Offer, including the merits and risks involved. The contents of this composite offer document, including any general advice or recommendations contained herein, and the WHITE form of acceptance and transfer in respect of the Offer Shares and the YELLOW form of acceptance and cancellation in respect of the Outstanding Share Options are not to be construed as legal or business advice. Shareholders and Option Holders

APPENDIX I	FURTHER TERMS OF THE OFFER

should consult with their own lawyer or financial adviser for legal or financial advice. Additionally, this composite offer document does not include any information with respect to United States taxation. Shareholders and Option Holders who may be subject to tax in the United States are urged to consult their tax adviser regarding the United States (Federal or State) or other tax consequences of owning and disposing of Offer Shares or surrendering Outstanding Share Options.

(r)	The Offer and this composite offer document are made in accordance with the Takeovers Code.

(s)	The English text of this composite offer document and of the forms of acceptance shall prevail over the Chinese text for the purpose of interpretation.

INFORMATION FOR US HOLDERS

     The Offer described in this composite offer document is made for the securities of a Cayman Islands company that is also subject to the laws and regulations of Hong Kong, the jurisdiction of its primary trading market. It is important that US Holders understand that the Offer is subject to disclosure requirements in Hong Kong that are quite different from those in the United States.

     You should be aware that the Offeror may purchase securities other than through the Offer, such as in open market purchases, to the extent permitted under the applicable laws of Hong Kong, the Cayman Islands and other jurisdictions, including applicable exemptions from Rule 14e-5 under the United States Securities Exchange Act of 1934, as amended. At the current time, the Offeror has no intention of engaging in such open market purchases at any time that the market price for the Shares is above the Offer Price. If the market price becomes lower than the Offer Price, the Offeror will determine at that time whether to make open market purchases of Shares. Any such purchases by the Offeror will be disclosed in Hong Kong on the business day following any purchase. Any required disclosures will also be made in submissions furnished to the SEC. These submissions will be available from the SEC’s website at www.sec.gov.

     The composite offer document will be furnished to the SEC but will not be reviewed by it. The composite offer document will not be filed with or reviewed by any other state securities commission or United States regulatory authority and none of the foregoing authorities have passed upon or endorse the merits of the Offer or the accuracy, adequacy or completeness of the composite offer document. Any representation to the contrary is a criminal offence in the United States.

     It may be difficult for you to enforce your rights and any claim you may have arising under United States federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a United States court’s judgment.

APPENDIX I	FURTHER TERMS OF THE OFFER

INFORMATION FOR ADS HOLDERS

     The ADSs are quoted on NASDAQ and trade under the symbol “SDAY”. The ADRs representing the ADSs are issued pursuant to a deposit agreement with The Bank of New York acting as depositary (the “Deposit Agreement”). Each ADR represents the right to receive 100 Shares from the custodian for the ADSs. The custodian is The Hongkong and Shanghai Banking Corporation Limited.

     If you own ADSs, you may accept this Offer only in respect of the Shares underlying your ADSs. ADS holders who wish to accept this Offer must, pursuant to the terms of the Deposit Agreement, deliver or arrange to be delivered to the Depositary the ADR that represents such ADS, pay the appropriate fee to the Depositary, and withdraw the Shares represented by such ADSs. Once the former holder of ADSs has obtained Shares, such holder is capable of accepting the Offer in respect of the Shares by following the procedures set forth in this composite offer document in Appendix I, provided it is otherwise eligible to accept the Offer.

     In order to deliver the ADRs and withdraw the underlying shares, a holder should contact the Depositary at +1 888 BNY ADRS (+1 888 269 2377).

     ADS holders who surrender their ADRs and withdraw the Shares represented by their ADSs for the purposes of accepting the Offer may incur certain fees and expenses stipulated in the Deposit Agreement, including taxes and governmental charges payable in connection with such surrender and withdrawal. If you wish to surrender your ADRs, you should contact your stockbroker, financial adviser or the depositary for more detailed information regarding the relevant fees and charges involved.

     You should be aware that, according to the Deposit Agreement, in certain instances, non-payment of such applicable fees may cause the Depositary to delay or refuse to execute certain transactions on behalf of the ADS holder. Such delay could affect your ability to accept this Offer before the close of this Offer.

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

1.	THREE-YEAR FINANCIAL SUMMARY

     Set out below is a summary of the consolidated profit and loss account for each of the three years ended 31 December, 2004 and the consolidated balance sheets as at 31 December, 2002, 2003 and 2004 as extracted from the Group’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong and complying with accounting standards issued by the Hong Kong Institute of Certified Public Accountants for each of the three years ended 31 December, 2004.

     The three-year financial summary presents the consolidated profit and loss account for each of the three years ended 31 December, 2004 and the consolidated balance sheets as at 31 December, 2002, 2003 and 2004. The Group has not declared and paid dividends during those periods.

     The three-year financial summary presents the consolidated profit and loss account for each of the three years ended 31 December, 2004 and the consolidated balance sheets as at 31 December, 2002, 2003 and 2004 are extracted from the Group’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong (“HKGAAP”) and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants for those period. The Group has no exception/extraordinary items/minority interests during the periods and there is no requirement under HKGAAP to present negative statement in the audited accounts.

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

Consolidated Profit and Loss Account

	For the year ended 31 December,
	2004	2003	2002
	HK$’000	HK$’000	HK$’000

Mobile services	1,031,689	1,150,570	1,227,399
Sales of mobile phones and accessories	126,920	109,471	115,291

Turnover	1,158,609	1,260,041	1,342,690
Cost of inventories sold and services provided	(356,479)	(330,069)	(334,485)

Gross profit	802,130	929,972	1,008,205

Other revenues	3,058	4,550	1,917
Network costs	(255,744)	(270,070)	(303,577)
Depreciation	(228,645)	(233,293)	(256,393)
Rent and related costs	(38,264)	(46,284)	(61,074)
Salaries and related costs	(128,889)	(152,020)	(243,890)
Advertising, promotion and other selling costs	(82,636)	(105,976)	(127,798)
Other operating costs	(39,126)	(45,020)	(60,078)

Profit/(Loss) from operations	31,884	81,859	(42,688)

Interest income	218	2,526	3,553
Finance costs	(26,300)	(52,787)	(59,520)
Share of losses from a joint venture	(258)	(4,426)	(18,609)

Profit/(Loss) for the year	5,544	27,172	(117,264)

Earnings/(Loss) per share (basic and diluted)	0.2 cents	0.9 cents	(3.9 cents)

EBITDA	260,529	315,152	213,705

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

Consolidated Balance Sheet

	As at 31 December,
	2004	2003	2002
	HK$’000	HK$’000	HK$’000

Non-current assets
Fixed assets	1,228,316	1,101,899	1,213,897
Investment in a joint venture	—	—	3,322
Prepayment of 3G licence fees	41,667	91,667	141,667
Restricted cash deposits	1,130	1,699	1,682

	1,271,113	1,195,265	1,360,568

Current assets
Inventories	13,868	11,621	9,995
Trade receivables	73,665	81,069	87,409
Prepayment of 3G licence fees	50,000	50,000	50,000
Deposits, prepayments and other receivables	108,831	82,677	96,355
Restricted cash deposits	—	209,643	156,939
Bank balances and cash	114,565	102,413	49,577

	360,929	537,423	450,275

Current liabilities
Trade payables	60,227	71,600	56,348
Other payables and accrued charges	205,841	152,791	171,313
Subscriptions received in advance	68,847	87,567	123,469
Current portion of long-term loans	—	296,368	238,629

	334,915	608,326	589,759

Net current assets/(liabilities)	26,014	(70,903)	(139,484)

	1,297,127	1,124,362	1,221,084

Financed by:
Share capital	299,000	299,000	299,000
Reserves	404,448	398,904	371,732

Shareholders’ equity	703,448	697,904	670,732

Long-term liabilities
Long-term loans	592,740	425,000	546,825
Subscriptions received in advance	939	1,458	3,527

	593,679	426,458	550,352

	1,297,127	1,124,362	1,221,084

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

2.	FINANCIAL INFORMATION

     Set out below are the consolidated profit and loss account of the Group for each of the two years ended 31 December, 2004 and the consolidated balance sheets as at 31 December, 2004 and 2003 together with the relevant notes thereto as extracted from the Company’s audited accounts prepared in accordance with accounting principles generally accepted in Hong Kong and complying with accounting standards issued by the Hong Kong Institute of Certified Public Accountants, as set out in the Company’s 2004 annual report.

Consolidated Profit and Loss Account
For the year ended 31 December, 2004

		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000

Mobile services		132,739	1,031,689	1,150,570
Sales of mobile phones and accessories		16,330	126,920	109,471

Turnover	4	149,069	1,158,609	1,260,041
Cost of inventories sold and services provided	5	(45,865)	(356,479)	(330,069)

Gross profit		103,204	802,130	929,972
Other revenues		393	3,058	4,550
Network costs		(32,905)	(255,744)	(270,070)
Depreciation	15	(29,418)	(228,645)	(233,293)
Rent and related costs		(4,923)	(38,264)	(46,284)
Salaries and related costs	13	(16,583)	(128,889)	(152,020)
Advertising, promotion and other selling costs		(10,632)	(82,636)	(105,976)
Other operating costs		(5,034)	(39,126)	(45,020)

Profit from operations	4, 6	4,102	31,884	81,859
Interest income		28	218	2,526
Finance costs	7	(3,384)	(26,300)	(52,787)
Share of losses from a joint venture	16	(33)	(258)	(4,426)

Profit for the year	9	713	5,544	27,172

Earnings per share (basic and diluted)	10	0.02 cents	0.2 cents	0.9 cents

EBITDA	11	33,520	260,529	315,152

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

Consolidated Balance Sheet
As at 31 December, 2004

		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000
Non-current assets
Fixed assets	15	158,038	1,228,316	1,101,899
Investment in a joint venture	16	—	—	—
Prepayment of 3G licence fees	17	5,361	41,667	91,667
Restricted cash deposits	18	145	1,130	1,699

		163,544	1,271,113	1,195,265

Current assets
Inventories	19	1,784	13,868	11,621
Trade receivables	20	9,478	73,665	81,069
Prepayment of 3G licence fees	17	6,433	50,000	50,000
Deposits, prepayments and other receivables		14,003	108,831	82,677
Restricted cash deposits	18	—	—	209,643
Bank balances and cash		14,740	114,565	102,413

		46,438	360,929	537,423

Current liabilities
Trade payables	21	7,749	60,227	71,600
Other payables and accrued charges		26,484	205,841	152,791
Subscriptions received in advance		8,858	68,847	87,567
Current portion of long-term loans	23	—	—	296,368

		43,091	334,915	608,326

Net current assets/(liabilities)		3,347	26,014	(70,903)

		166,891	1,297,127	1,124,362

Financed by:
Share capital	22	38,470	299,000	299,000
Reserves		52,037	404,448	398,904

Shareholders’ equity		90,507	703,448	697,904

Long-term liabilities
Long-term loans	23	76,263	592,740	425,000
Subscriptions received in advance		121	939	1,458

		76,384	593,679	426,458

		166,891	1,297,127	1,124,362

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

Company Balance Sheet
As at 31 December, 2004

		2004	2004	2003
	Notes	US$’000	HK$’000	HK’$00

Non-current assets
Investments in subsidiaries	29	302,213	2,348,891	2,360,501

Current assets
Prepayments and other receivables		149	1,163	530
Bank balances and cash		10	77	77

		159	1,240	607
Current liabilities
Other payables and accrued charges		163	1,269	2,129

Net current liabilities		(4)	(29)	(1,522)

		302,209	2,348,862	2,358,979
Financed by:

Share capital	22	38,470	299,000	299,000
Reserves		263,739	2,049,862	2,059,979

Shareholders’ equity		302,209	2,348,862	2,358,979

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

Statements of Changes in Shareholders’ Equity
For the year ended 31 December, 2004

Group

	Share capital	Reserve arising from the Reorganisation	Share premium	Accumulated losses	Total shareholders equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

As at 1 January, 2003	299,000	1,254,000	2,124,424	(3,006,692)	670,732
Profit for the year	—	—	—	27,172	27,172

As at 31 December, 2003	299,000	1,254,000	2,124,424	(2,979,520)	697,904

As at 1 January, 2004	299,000	1,254,000	2,124,424	(2,979,520)	697,904
Profit for the year	—	—	—	5,544	5,544

As at 31 December, 2004	299,000	1,254,000	2,124,424	(2,973,976)	703,448

Company

		Share capital	Share premium	Accumulated losses	Total shareholders’ equity
		HK$’000	HK$’000	HK$’000	HK$’000

As at 1 January, 2003		299,000	2,124,424	(55,044)	2,368,380
Loss for the year		—	—	(9,401)	(9,401)

As at 31 December, 2003		299,000	2,124,424	(64,445)	2,358,979

As at 1 January, 2004		299,000	2,124,424	(64,445)	2,358,979
Loss for the year		—	—	(10,117)	(10,117)

As at 31 December, 2004		299,000	2,124,424	(74,562)	2,348,862

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

Consolidated Cash Flow Statement
For the year ended 31st December 2004

		2004	2004	2003
	Notes	US$’000	HK$’000	HK$’000

Net cash inflow from operating activities	24(a)	23,791	184,907	241,914

Investing activities
Advance to a joint venture		(33)	(258)	(1,104)
Purchases of fixed assets		(18,449)	(143,387)	(73,409)
Proceeds from disposals of fixed assets		21	163	66
Decrease/(Increase) in restricted cash deposits		27,046	210,212	(52,721)
Payment of financing costs	7	(593)	(4,611)	—

Net cash inflow/(outflow) from investing activities		7,992	62,119	(127,168)

Net cash inflow before financing		31,783	247,026	114,746

Financing activities	24(b)
Repayment of bank loans		(30,879)	(240,000)	(180,000)
Repayment of vendor loans — Nortel	23	(61,928)	(481,324)	(134,550)
Repayment of long-term vendor loans — Huawei	23	(9,650)	(75,000)	—
Increase in vendor loans — Nortel	23	—	—	252,778
Increase in long-term vendor loans — Huawei	23	73,713	572,917	—
Payment of deferred charges		(1,475)	(11,467)	—
Capital element of finance lease payments		—	—	(138)

Net cash outflow from financing		(30,219)	(234,874)	(61,910)

Increase in cash and cash equivalents		1,564	12,152	52,836
Cash and cash equivalents at 1 January		13,176	102,413	49,577

Cash and cash equivalents at 31 December		14,740	114,565	102,413

Analysis of balances of cash and cash equivalents
Bank balances and cash		14,740	114,565	102,413

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

Notes to the Accounts

1	BASIS OF PREPARATION

     The accounts have been prepared under the historical cost convention and in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

2	RECENTLY ISSUED ACCOUNTING STANDARDS

     The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards and related interpretations (“new HKFRSs”) which are effective for accounting periods beginning on or after 1 January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31 December, 2004. The Group has already commenced an assessment of the impact of these new HKFRSs but is not yet in a position to state whether these new HKFRSs would have a significant impact on its results of operations and financial position.

3	PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below.

	(a)	Group accounting

(i) Consolidation

The consolidated accounts of the Group incorporate the accounts of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to govern the financial and operating policies; to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meetings of the board of directors. The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the Company’s balance sheet, the investments in subsidiaries are stated at cost less provision for any impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

	(ii)	Joint venture

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

     The consolidated profit and loss account includes the Group’s share of the results of the joint venture for the year, and the consolidated balance sheet includes the Group’s share of the net assets of the joint venture.

     When an indication of impairment exists, the carrying amount of the investment in joint venture is assessed and written down immediately to its recoverable amount.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

	(b)	Revenue recognition

The Group recognises revenues on the following bases:

(i) Mobile services

Revenue from mobile services comprises connection fees and fees for usage of the Group’s network and facilities by SUNDAY subscribers and international calls by such subscribers from mobile phones. Connection fee revenue is recognised when received upon completion of activation services. Subscribers pay monthly fees for usage of the Group’s network and facilities which include an agreed minimum amount of free airtime available for local and international calls. Fees for airtime in excess of the agreed minimum and international calls are charged based on usage. Revenue for usage of the Group’s network and facilities is recognised in the period in which usage of such network and facilities is provided and collectibility can be reasonably assured. Revenue in respect of international calls and mobile airtime in excess of the minimum agreed amount is recognised when the respective calls are made and collectibility can be reasonably assured.

Subscriptions received in advance comprises pre-paid subscription fees received from subscribers and the up-front subscription fees received from subscribers upon purchase of mobile phones. They are for provision of mobile airtime and access to the Group’s network for an agreed period of time in accordance with the terms of the sales and services agreements and are deferred and amortised on the straight-line basis over the agreed period, except for prepaid subscription fees from pre-paid mobile services which are recognised as revenue based on usage of the Group’s network and facilities.

(ii) Sales of mobile phones and accessories

Revenue from sales of mobile phones and accessories is recognised when the mobile phones and accessories are delivered to customers and collectibility can be reasonably assured. Where a customer signs a sales and services agreement in connection with the purchase of a mobile phone and accessories from the Group and the provision of mobile services, revenue in respect of the service element of the agreement is recognised based on the fair value of the service element, which is the price the Group charges to customers who subscribe for mobile services only, without purchase of a mobile phone and accessories. The remainder of the total revenues from the agreement is allocated to revenue from sale of the mobile phone and accessories.

(iii) Interest income

Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

	(c)	Subscriber acquisition costs

The direct costs of acquisition of subscribers, which comprise the loss on sales of mobile phones and accessories to the Group and commission expenses, are expensed as incurred. Revenue and cost of sales in respect of sales of mobile phones and accessories are included in revenue from sales and cost of sales of mobile phones and accessories, respectively. Commission expenses are included in advertising, promotion and other selling costs.

	(d)	Advertising and promotion costs

Advertising and promotion costs are charged to the consolidated profit and loss account as incurred.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

(e)	Warranty costs

     The Group is provided with warranties from certain manufacturers in respect of such manufacturers’ defects on mobile phones and accessories. The Group provides warranties to customers upon sales of such mobile phones and accessories with similar terms and conditions to the warranties offered by the manufacturers.

(f)	Borrowing costs

     Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalised as part of the cost of that asset.

     All other borrowing costs are charged to the consolidated profit and loss account in the year in which they are incurred.

(g)	Employee benefits

	(i)	Employee leave entitlements

Employee entitlements to annual leave are recognised as they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

	(ii)	Bonus plans

The expected bonus payments are recognised as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

	(iii)	Retirement benefit costs

The Group’s contributions to the defined contribution retirement schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to vesting fully in the contributions. The assets of the schemes are held separately from those of the Group in independently administered funds of the respective schemes.

(h)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are only recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising from depreciation on fixed assets, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

(i)  Fixed assets

     Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation of fixed assets is calculated to write off their cost over their estimated useful lives, using the straight-line basis. Estimated useful lives are summarised as follows:

Network equipment	Shorter of 10 years or lease period of 1 to 3 years
Computer equipment	Shorter of 5 years or lease period of 1 to 3 years
Leasehold improvements	Lease period of 2 to 10 years
Furniture and fixtures	5 years
Office equipment	5 years
Motor vehicles	5 years

     The cost of the network equipment comprises (i) the purchase cost of network assets and equipment and direct expenses in respect of the development of the network; and (ii) the minimum annual fees payable prior to the launch of 3G commercial services, and are depreciated over the shorter of the remaining 3G licence period or their estimated useful lives.

     Major costs incurred in restoring fixed assets to their normal working condition are charged to the consolidated profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

     At each balance sheet date, both internal and external sources of information are considered to assess whether there are any indications that fixed assets are impaired. If any such indications exist, the recoverable amounts of the fixed assets are estimated and, where relevant, impairment losses are recognised to reduce the fixed assets to the recoverable amounts. Such impairment losses are recognised in the consolidated profit and loss account.

     The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the consolidated profit and loss account.

(j)	Assets under leases

	(i)	Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. At the inception of a finance lease, the fair value of the asset is recorded together with the obligation, excluding the interest element, to pay future rentals.

Payments to the lessor are treated as consisting of capital and interest elements. Finance charges are charged to the profit and loss account in proportion to the capital balances outstanding.

Assets held under finance leases are depreciated over the shorter of their estimated useful lives or lease periods.

	(ii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on the straight-line basis over the lease terms.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

(k) Inventories

     Inventories are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average basis. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(l) Trade receivables

     Provision is made against trade receivables to the extent that they are considered to be doubtful. Trade receivables in the balance sheet are stated net of such provision.

(m) Refundable deposits

     Refundable deposits are received from customers who require mobile international calls and roaming services. The refundable deposits are retained by the Group and are included in other payables and accrued charges for as long as the customers require these services.

(n) Cash and cash equivalents

     Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand and deposits held at call with banks.

(o) Translation of foreign currencies

     Transactions in foreign currencies during the year are translated into Hong Kong dollars at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are incorporated into the accounts by translating foreign currencies into Hong Kong dollars at rates of exchange ruling at the balance sheet date. All exchange differences arising are included in the consolidated profit and loss account.

     The balance sheets of subsidiaries and a joint venture expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date while the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

(p) Facility transaction costs and deferred charges

Facility transaction costs are incremental costs that are directly attributable to the borrowing of long-term loans.

     Facility transaction costs include fees and commissions paid to agents, advisers, brokers, and dealers; levies by regulatory agencies and securities exchanges; and transfer taxes and duties, if applicable. Facility transaction costs do not include debt premiums or discounts, financing costs, or allocations of internal administrative or holding costs.

     Long-term loans are recognised initially at their cost which is the fair value of the consideration received in respect thereof. Facility transaction costs are included in the initial measurement of loans, and are presented as deferred charges which are offset against loans and amortised using the straight-line method over the expected loan periods.

(q) Convenience translations

     The consolidated profit and loss account and consolidated cash flow statement for the year ended 31 December, 2004, and the consolidated balance sheet and company balance sheet as at 31 December, 2004 contain certain translations of Hong Kong dollars to U.S. dollars at the rate of HK$7.7723 to the U.S. dollar. Such translations should not be construed as representations that the Hong Kong dollar amounts represent, have been or could have been converted into U.S. dollars at that or any other rate.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

4	SEGMENT INFORMATION

     The Group is principally engaged in two business segments in Hong Kong, namely, mobile services and sales of mobile phones and accessories.

	Mobile services	Sales of mobile phones and accessories	Group
	2004	2004	2004
	HK$’000	HK$’000	HK$’000

Turnover	1,031,689	126,920	1,158,609

Profit/(Loss) from operations	82,081	(50,197)	31,884

Interest income			218
Finance costs			(26,300)
Share of losses from a joint venture			(258)

Profit for the year			5,544

Segment assets	1,482,478	33,870	1,516,348
Unallocated assets			115,694

Total assets			1,632,042

Segment liabilities	312,970	13,395	326,365
Unallocated liabilities			602,229

Total liabilities			928,594

Capital expenditure	353,346	2,217	355,563
Depreciation	(226,595)	(2,050)	(228,645)

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

	Mobile services	Sales of mobile phones and accessories	Group
	2003	2003	2003
	HK$’000	HK$’000	HK$’000

Turnover	1,150,570	109,471	1,260,041

Profit/(Loss) from operations	142,935	(61,076)	81,859

Interest income			2,526
Finance costs			(52,787)
Share of losses from a joint venture			(4,426)

Profit for the year			27,172

Segment assets	1,389,052	29,757	1,418,809
Unallocated assets			313,879

Total assets			1,732,688

Segment liabilities	291,723	20,379	312,102
Unallocated liabilities			722,682

Total liabilities			1,034,784

Capital expenditure	119,934	1,841	121,775
Depreciation	(227,186)	(6,107)	(233,293)

     There are no sales or other transactions between the business segments. Segment assets consist primarily of fixed assets, inventories, trade receivables, deposits and prepayments and mainly exclude unallocated cash. Segment liabilities comprise operating liabilities and mainly exclude unallocated long-term loans. Capital expenditure comprises additions to fixed assets (Note 15).

5 COST OF INVENTORIES SOLD AND SERVICES PROVIDED

     Cost of inventories sold represents the cost of mobile phones and accessories sold. Cost of services provided represents interconnection charges, cost of out-bound roaming services, provision for doubtful debts, billing materials charges, bill collection charges, cost of prepaid cards and revenue sharing expenses.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

6 PROFIT FROM OPERATIONS

      Profit from operations is stated after charging and crediting the following:

	2004	2003
	HK$’000	HK$’000
Charging:

Write-down of inventories to net realisable value	4,389	1,159
Cost of inventories sold	143,915	133,315
Depreciation:
Owned fixed assets	228,645	233,055
Leased fixed assets	—	238
Loss on disposals of fixed assets	338	414
Operating lease charges:
Land and buildings, including transmission sites	182,383	195,945
Leased lines	58,638	73,283
Provision for doubtful debts	25,573	30,228
Auditors’ remuneration
Audit services	1,288	1,100
Audit-related services	248	251
Other permitted services	368	198
	1,904	1,549
Crediting:

Net exchange gains	194	614

     During the year ended 31 December, 2004, the Group incurred operating expenses of HK$70,738,000 in relation to the development of its 3G business, out of which HK$29,965,000 have been capitalized as fixed assets (Note 15). The remainder has been included in the Group’s results before arriving at the profit from operations.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

7 FINANCE COSTS

	2004	2003
	HK$’000	HK$’000

Interest on bank loans	434	24,718
Interest on vendor loans:
Wholly repayable within five years	983	27,579
Not wholly repayable within five years	18,632	—
Interest element of finance lease payments	—	17
Other incidental borrowing costs	11,794	473

Total financing costs incurred	31,843	52,787

Amounts capitalised in fixed assets in the course of construction
Interest expenses (Note 24(c))	(932)	—
Other incidental borrowing costs	(4,611)	—

Total financing costs capitalised	(5,543)	—

	26,300	52,787

Interest expenses capitalised in fixed assets were incurred for the loan drawn down of equipment supply facility.

Other incidental borrowing costs mainly represented commitment fees, finance charges and amortisation of deferred charges incurred for acquiring the long-term loans.

8 TAXATION

No provision for Hong Kong profits tax and overseas taxation has been made as the Group had sufficient tax losses brought forward to set off against the assessable profits for the year (2003: Nil).

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

     The taxation charge on the Group’s profit for the year differs from the theoretical amount that would arise using the applicable taxation rate of 17.5 percent (2003: 17.5 percent) as follows:

	2004	2003
	HK$’000	HK$’000

Profit for the year	5,544	27,172

Taxation charge at the applicable rate of 17.5 percent (2003: 17.5 percent)	970	4,755
Add/(Deduct) tax effects of:
Income not subject to taxation	(36)	(303)
Expenses not deductible for taxation purposes	3,308	3,713
Reversal of temporary differences arising from accelerated depreciation	24,602	22,224
Utilisation of previously unrecognised tax losses	(28,844)	(30,389)

Taxation charge	—	—

9	PROFIT FOR THE YEAR

Profit for the year includes a loss of HK$10,117,000 (2003: HK$9,401,000) which has been dealt with in the accounts of the Company.

10	EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the Group’s profit for the year of HK$5,544,000 (2003: HK$27,172,000) and the 2,990,000,000 shares (2003: 2,990,000,000 shares) in issue during the year.

(b) Diluted earnings per share

There is no dilutive effect upon exercise of the share options on the earnings per share for the years ended 31 December, 2004 and 2003 since the exercise prices for the share options were above the average fair value of the shares.

11	EBITDA

EBITDA represents earnings of the Group before interest income, finance costs, taxation, depreciation, amortisation and share of losses from a joint venture.

12	RETIREMENT BENEFIT COSTS

Pursuant to a trust deed entered into by the Group on 1 April, 1998, the Group has set up a defined contribution scheme to provide retirement benefits for its employees in Hong Kong with retrospective effect from 1 July, 1997 (the “Retirement Scheme”).

     All permanent full time employees in Hong Kong were eligible to join the Retirement Scheme before the Mandatory Provident Fund (“MPF”) Scheme was set up on 1 December, 2000. Under the Retirement Scheme, the employees were required to choose to contribute either nil or 5 percent of their monthly salaries. The Group’s contributions were calculated at 5 percent of the employee’s salaries.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

     With effect from 1 December, 2000, the Group set up another defined contribution scheme, the MPF Scheme, for all the eligible employees of the Group in Hong Kong including the employees under the Retirement Scheme. The contributions from the employees and employer are made to the MPF Scheme only and are no longer made to the Retirement Scheme.

     Under the MPF Scheme, the employees are required to contribute 5 percent of their monthly salaries up to a maximum of HK$1,000 and they can choose to make additional contributions. The Group’s monthly contributions are calculated at 5 percent of the employee’s monthly salaries up to a maximum of HK$1,000 (the “mandatory contributions”). The Group makes certain additional contributions if the employee’s monthly salaries exceed HK$20,000 (the “voluntary contributions”).

     Under the MPF Scheme, the employees are entitled to 100 percent of the employer’s mandatory contributions upon their retirement at the age of 65 years old, death or total incapacity. The employees are entitled to 100 percent of the Group’s voluntary contributions after seven years of completed service or at a reduced scale of the Group’s voluntary contributions after completion of two to six years of service.

     Under the Retirement Scheme, the employees are entitled to 100 percent of the employer’s contributions after seven years of completed service, or at a reduced scale after completion of two to six years of service. Forfeited contributions are to be refunded to the Group under both the MPF Scheme and the Retirement Scheme.

     The pension scheme which covers the employees in the People’s Republic of China (“PRC”) is a defined contribution scheme at various applicable rates of monthly salary that are in accordance with the local practice and regulations.

The Group’s contributions to the above schemes are as follows:

	2004	2003
	HK$’000	HK$’000

Gross employer’s contributions	7,171	7,313
Less: Forfeited contributions utilised	(649)	(1,951)

Net employer’s contributions charged to the consolidated profit
and loss account (Note 13)	6,522	5,362

     Contributions payable as at 31 December, 2004 amounted to HK$573,000 (2003: HK$545,000). Forfeited contributions not utilised and available to reduce future contributions as at 31 December, 2004 were HK$8,000 (2003: HK$7,000). The scheme assets are held separately from those of the Group under respective provident funds managed by independent administrators.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

13 SALARIES AND RELATED COSTS

     Salaries and related costs for the years ended 31 December, 2004 and 2003, including directors’ fees and emoluments (Note 14), are as follows:

	2004	2003
	HK$’000	HK$’000

Salaries, bonuses and allowances	122,367	145,348
Retirement scheme contributions (Note 12)	6,522	5,362
Termination benefits	—	1,310

	128,889	152,020

14	DIRECTORS’ AND MANAGEMENT EMOLUMENTS

	(a)	Directors’ emoluments

The aggregate amounts of emoluments to directors of the Company are as follows:

		2004			2003
Directors	Fees	Salary, other allowances and benefits-in-kind	Retirement scheme contributions	Total	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Richard John Siemens	—	1,500	30	1,530	1,630
Edward Wai Sun Cheng	—	1,500	30	1,530	1,630
William Bruce Hicks	—	3,976	30	4,006	4,060
Kuldeep Saran	—	1,500	30	1,530	1,630
Andrew Chun Keung Leung	—	1,500	30	1,530	1,630
John William Crawford (Note 1)	200	—	—	200	28
Henry Michael Pearson Miles	200	—	—	200	200
Simon Murray (Note 2)	146	—	—	146	200
Robert John Richard Owen	200	—	—	200	200
Kenneth Michael Katz (Note 3)	—	—	—	—	—
Hongqing Zheng	—	—	—	—	—

	746	9,976	150	10,872	11,208

Notes:

(1)	Appointed on 10 November, 2003.

(2)	Resigned on 24 September, 2004.

(3)	Appointed on 16 January, 2004.

APPENDIX	II	FINANCIAL INFORMATION REGARDING THE GROUP

     The emoluments of the directors fell within the following bands:

	Number of directors
Emolument bands	2004	2003

Nil - HK$1,000,000	6	8
HK$1,500,001 - HK$2,000,000	4	4
HK$4,000,001 - HK$4,500,000	1	1

During the year no options were granted to or exercised by the directors (2003: Nil).

(b) Five highest paid individuals

     The five individuals whose emoluments were the highest in the Group for the year include one (2003: two) director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2003: three) individuals during the year are as follows:

	2004	2003
	HK$’000	HK$’000

Salaries, other allowances and benefits-in-kind	6,550	4,653
Retirement scheme contributions	120	78
Compensation for loss of office - contractual payment	168	754

	6,838	5,485

     The emoluments of these four (2003: three) individuals fell within the following bands:

Emolument bands	Number of individuals
(including compensation for loss of office)	2004	2003

HK$1,500,001 - HK$2,000,000	4	2
HK$2,000,001 - HK$2,500,000	—	1

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

15	FIXED ASSETS

Group

	Network	Furniture	Office	Computer	Motor	Leasehold
	equipment	and fixtures	equipment	equipment	vehicles	improvements	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Cost
At 1 January, 2004	1,940,678	6,649	17,972	222,992	2,437	319,966	2,510,694
Additions (Note 17)	298,398	375	605	12,921	287	42,977	355,563
Disposals	(505)	(14)	(1,092)	(189)	—	(6,871)	(8,671)

At 31 December, 2004	2,238,571	7,010	17,485	235,724	2,724	356,072	2,857,586

Accumulated depreciation
At 1 January, 2004	912,906	5,200	11,988	200,212	1,910	276,579	1,408,795
Charge for the year	191,180	810	2,120	11,544	236	22,755	228,645
Disposals	(282)	(13)	(912)	(187)	—	(6,776)	(8,170)

At 31 December, 2004	1,103,804	5,997	13,196	211,569	2,146	292,558	1,629,270

Net book value
At 31 December, 2004	1,134,767	1,013	4,289	24,155	578	63,514	1,228,316

At 31 December, 2003	1,027,772	1,449	5,984	22,780	527	43,387	1,101,899

      At 31 December, 2004, all fixed assets were pledged as security for the vendor loan facilities of the Group (Note 23).

      Expenditures of HK$29,965,000 and borrowing costs of HK$5,543,000 were capitalised as fixed assets in the course of constructing the 3G network (2003: Nil).

16	INVESTMENT IN A JOINT VENTURE

	Group
	2004	2003
	HK$’000	HK$’000

Share of net liabilities	(4,192)	(4,000)
Advance	6,589	6,331
Provision for impairment loss	(2,397)	(2,331)

	—	—

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

      Details of the joint venture as at 31 December, 2004 are as follows:

				Principal activities
Name	Nature	Place of incorporation	Voting power	and place of operation

Atria Limited	Corporate	Hong Kong	50%	Inactive

      The advance to Atria Limited is unsecured, interest-free and has no fixed repayment terms.

     For the year ended 31 December, 2004, the Group recognised the share of losses from a joint venture of HK$258,000 (2003: HK$4,426,000) in the consolidated profit and loss account. The amounts included share of net liabilities of HK$192,000 (2003: HK$2,095,000) and additional provision for impairment of HK$66,000 (2003: HK$2,331,000).

     The Group regularly performs an assessment on its investment in and advances to the joint venture with reference to the expected recoverability. As of 31 December, 2004, a provision of HK$2,397,000 (2003: HK$2,331,000) was considered necessary to write down the carrying value of these assets.

17	PREPAYMENT OF 3G LICENCE FEES

	Group
	2004	2003
	HK$’000	HK$’000

At 1 January	141,667	191,667
Amount capitalised as fixed assets	(50,000)	(50,000)

At 31 December	91,667	141,667

Classified as:
Current assets	50,000	50,000
Non-current assets	41,667	91,667

	91,667	141,667

     In 2001, the Group paid an amount of HK$250,000,000, equivalent to the aggregate of the first five years’ annual fees for its 3G licence, to the Office of Telecommunications Authority (“OFTA”). For the remaining 10 years of the 3G licence, the fees payable shall be the higher of 5 percent of the turnover attributable to the provision of 3G services and the Minimum Annual Fees (as defined in the 3G licence) for each year of the 3G licence. The total Minimum Annual Fees over the remaining term of the 3G licence is HK$1,056,838,000. As at 31 December, 2004, the net present value of which, at an assumed cost of capital to the Group at 9 percent, is HK$532,460,000.

     In accordance with the 3G licence, on 22 October each year, the Group is required to provide additional performance bond(s) during the licence period such that the total amount of such performance bond(s) and the Minimum Annual Fees prepaid is equivalent to the next five years’ Minimum Annual Fees due (or the remaining Minimum Annual Fees due where less than five years remains). On 22 October, 2004, the Group provided a performance bond through drawdown of a 3G performance bond facility in an aggregate amount of the 6th, 7th and 8th years’ Minimum Annual Fees (Note 26).

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

18	RESTRICTED CASH DEPOSITS

     As at 31 December, 2004, a bank deposit of HK$1,130,000 (2003: HK$1,699,000) has been pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services. The guarantee will expire in March 2007.

No restricted cash deposit was required as at 31 December, 2004 under the conditions of the long-term loans (2003:

HK$209,643,000).

19	INVENTORIES

       The carrying values of the inventories are as follows:

	Group
	2004	2003
	HK$’000	HK$’000

Mobile phones and accessories:
Cost	22,414	15,940
Less: Provisions	(8,546)	(4,319)

	13,868	11,621

      As at 31 December, 2004, the carrying amount of inventories that are stated at net realisable value amounted to HK$8,173,000 (2003: HK$8,281,000).

      All inventories were pledged as security for the vendor loan facilities of the Group (Note 23).

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

20	TRADE RECEIVABLES

     The Group allows an average credit period of 30 days to its trade debtors. The ageing analysis of the trade receivables, net of provision is as follows:

	Group
	2004	2003
	HK$’000	HK$’000

0-30 days	52,840	56,107
31-60 days	13,547	15,243
61-90 days	5,993	8,430
Over 90 days	1,285	1,289

	73,665	81,069

All trade receivables were pledged as security for the vendor loan facilities of the Group (Note 23).

21	TRADE PAYABLES

       The ageing analysis of the trade payables is as follows:

	Group
	2004	2003
	HK$’000	HK$’000

0-30 days	35,476	30,974
31-60 days	7,818	19,436
61-90 days	5,708	3,307
Over 90 days	11,225	17,883

	60,227	71,600

22	SHARE CAPITAL

	2004	2003
	HK$’000	HK$’000

Authorised:
10,000,000,000 (2003: 10,000,000,000) ordinary shares
of HK$0.10 each	1,000,000	1,000,000

Issued and fully paid:
2,990,000,000 (2003: 2,990,000,000) ordinary shares
of HK$0.10 each	299,000	299,000

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

Share option scheme

     On 1 March, 2000, the shareholders of the Company approved and adopted a share option scheme (the “Share Option Scheme”). Subject to earlier termination by the Company in a general meeting of shareholders, the Share Option Scheme will remain in force for 10 years from its adoption date.

     On 22 May, 2002, the shareholders of the Company approved the adoption of a new share option scheme (the “New Option Scheme”) and the termination of the operation of the Share Option Scheme. Upon the termination of the Share Option Scheme, no further options will be granted thereunder but the provisions of the Share Option Scheme will remain in full force and effect in respect of the existing options granted.

     Under the New Option Scheme, the board may, in its discretion, grant options to any director, employee, consultant, customer, supplier, agent, partner, shareholder or adviser of or contractor to the Group or a company in which the Group holds an interest or a subsidiary of such company. Each grant of options to a director, chief executive or substantial shareholder or any of their respective associates must be approved in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

     The exercise price for any particular option under the New Option Scheme will be determined by the board but will be not less than the highest of: (i) the closing price of shares on the date of grant of the option; (ii) an amount equivalent to the average closing price of a share for the five business days immediately preceding the date of grant of the option; and (iii) the nominal share value.

     The maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under both the New Option Scheme and Share Option Scheme must not, in aggregate, exceed 30 percent of the shares of the Company in issue.

     The total number of shares available for issue under options which may be granted under the New Option Scheme (excluding those options that have been granted by the Company prior to the date of approval of the New Option Scheme) must not, in aggregate, exceed 10 percent of the issued share capital of the Company as at the date of approval of the New Option Scheme (“Scheme Mandate Limit”). The Scheme Mandate Limit may be refreshed by shareholders of the Company in general meeting provided that the Scheme Mandate Limit so refreshed must not exceed 10 percent of the issued share capital of the Company at the date of approval of the refreshment by the shareholders. The board may also seek separate shareholders’ approval in general meeting to grant options beyond the Scheme Mandate Limit (whether or not refreshed) provided that the options in excess of the Scheme Mandate Limit are granted only to the eligible participants specified by the Company before such approval is sought.

     No option may be granted under the New Option Scheme to any eligible participant which, if exercised in full, would result in the total number of shares issued and to be issued upon exercise of the options already granted or to be granted to such eligible participant (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such new grant exceeding 1 percent of the issued share capital of the Company. As at the date of such new grant, any grant of further options above this limit will be subject to certain requirements provided under the Listing Rules, including the approval of shareholders at a general meeting.

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

     No share options have been granted or exercised under the New Option Scheme during the year ended 31 December, 2004 (2003: Nil). Details of the share options outstanding as at 31 December, 2004 which have been granted under the Share Option Scheme are as follows:

	Options			Options
	held	Options	Options	held
	at 1	lapsed	cancelled	at 31	Exercise
	January,	during	during the	December,	price	Grant	Exercisable
	2004	the year (2)	year	2004	HK$	date(1)	until

Continuous contract
employees	13,682,357	488,281	—	13,194,076	3.05	23/03/2000	22/03/2010
	14,308,252	570,281	—	13,737,971	1.01	31/05/2000	30/05/2010
	296,844	41,000	—	255,844	3.05	31/05/2000	30/05/2010
	1,785,050	342,852	—	1,442,198	1.01	19/01/2001	18/01/2011

	30,072,503	1,442,414	—	28,630,089

Notes:

	(1)	Of the share options granted, 40 percent become exercisable after one year from the grant date and 30 percent per annum during the following two years.

	(2)	These share options lapsed during the year upon the cessation of employment of certain employees.

23	LONG-TERM LOANS

	Group
	2004

		2003

	HK$’000

		HK$’000

Bank loans (secured)	—

		240,000

Vendor loans (secured)	603,148

		481,368

	603,148

		721,368

Less: Deferred charges	(10,408
)
		—

	592,740

		721,368

Current portion of long-term loans	—

		(296,368
)

Long-term portion	592,740

		425,000

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

      At 31 December, 2004 and 2003, the Group’s long-term loans were repayable as follows:

	Bank loans		Vendor loans
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	—	240,000	—	56,368
In the second year	—	—	75,000	175,000
In the third to fifth year	—	—	239,074	250,000
After the fifth year	—	—	289,074	—

	—	240,000	603,148	481,368

     Pursuant to the Heads of Agreement of Facility Agreement executed in December 2003 with Mandarin Communications Limited (“Mandarin”), the principal operating subsidiary of the Group, Huawei Tech. Investment Co., Limited (“Huawei Tech.”) extended a term loan of HK$500,000,000 (the “New Loan”) to Mandarin in January 2004.

      On 12 January, 2004, Mandarin repaid the outstanding loan principal of HK$721,368,000 and accrued interest of the bank and vendor loans using its operating cash flows and the New Loan from Huawei Tech.

     On 13 May, 2004, Mandarin, the Company and Huawei Tech. entered into a conditional supply contract for HK$859,000,000 (the “Supply Contract”) and a conditional facility agreement for the provision of the long-term financing required (the “Facility Agreement”), subject to the satisfaction of certain conditions precedent. The Facility Agreement comprises the following facilities:

  a HK$859,000,000 equipment supply facility with a term of 7.5 years. This facility is to be drawndown against invoices issued under the Supply Contract. The loan carries a floating interest rate tied to HIBOR, and is repayable by eight semi-annual instalments commencing four years from the date of the Facility Agreement;

  a HK$500,000,000 general facility to replace the New Loan, with a term of 2.5 years from the date of the original drawdown of the New Loan. The loan carries a floating interest rate tied to HIBOR, and is repayable by five semi-annual instalments; and

  a 3G performance bond facility for the issuance of the performance bonds required by the OFTA in the years 2004 - 2010 (inclusive) under the terms of the 3G licence.

     As security for the provision of the loan and credit facilities under the Facility Agreement, Huawei Tech. has been granted a security package with terms that are standard for similar project financing arrangements and which includes a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company.

     Both the Supply Contract and the Facility Agreement, as well as the security arrangements, became effective on 2 July, 2004.

     On 15 November, 2004, Mandarin entered into the supplemental agreement to the Supply Contract (“the Supplemental Agreement”) and the amendment and restatement agreement relating to the Facility Agreement (the “Amendment and Restatement Agreement”) with Huawei Tech. in respect of amendments to the above Supply Contract and Facility Agreement.

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

     The Supplemental Agreement aims to give Mandarin flexibility to purchase and install the most technologically advanced equipment available. Payment for all equipment and services provided under the Supplemental Agreement will be satisfied by drawdown of the equipment supply facility under the Facility Agreement as increased by the Amendment and Restatement Agreement.

      The Amendment and Restatement Agreement provides for:

(a)	the equipment supply facility under the Facility Agreement to be increased by HK$349,000,000 from HK$859,000,000 to HK$1,208,000,000;

(b)	the repayment schedule for the general facility within the Facility Agreement to be amended to provide for the next payment to be extended to July 2006 and for the remaining balance to be paid by instalments until July 2011; and

(c)	amendment of certain of the covenants given by Mandarin to the lenders to take account of the changes to the Facility Agreement.

     Both the Supplemental Agreement and the Amendment and Restatement Agreement became effective on 23 December, 2004.

24	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a)	Reconciliation of profit from operations to net cash inflow from operating activities

	2004	2003
	HK$’000	HK$’000

Profit from operations	31,884	81,859
Depreciation	228,645	233,293
Loss on disposals of fixed assets	338	414

Operating profit before working capital changes	260,867	315,566
Increase in inventories	(2,247)	(1,626)
Decrease in trade receivables, deposits, prepayments and other
receivables	206	20,877
(Decrease)/Increase in trade payables, other payables and accrued
charges	(38,699)	1,835
Decrease in subscriptions received in advance	(19,239)	(37,971)

Cash inflow from operations	200,888	298,681
Interest received	228	2,791
Interest paid	(11,204)	(56,892)
Interest element of finance lease payments	—	(17)
Other incidental borrowing costs paid	(4,961)	(473)
Exchange difference (Note 24(b))	(44)	(2,176)

Net cash inflow from operating activities	184,907	241,914

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

(b)	Analysis of changes in financing during the year
		Obligations
	Long-term	under finance
	loans	leases
	HK$’000	HK$’000

At 1 January, 2003	785,316	138
Net cash outflow from financing	(61,772)	(138)
Exchange differences	(2,176)	—

At 31 December, 2003	721,368	—

At 1 January, 2004	721,368	—
Net cash outflow from financing	(223,407)	—
Non-cash transaction (Note 24(c))	105,231	—
Exchange differences	(44)	—
Payment of deferred charges	(11,467)	—
Amortisation of deferred charges	1,059	—

At 31 December, 2004	592,740	—

(c)	Major non-cash transactions

	2004	2003
	HK$’000	HK$’000

Purchases of fixed assets by directly assuming long-term loans
(Note 24(b))	105,231	—
Interest expenses capitalised in fixed assets in the course of
network construction (Note 7)	932	—

25	DEFERRED TAXATION

     Deferred taxation is calculated in full on temporary differences under the liability method using the principal taxation rate of 17.5 percent (2003: 17.5 percent).

      Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to the same fiscal authority.

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

     Deferred tax assets are recognised for tax loss carry forward purposes to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of HK$3,217,454,000 (2003: HK$3,382,281,000) to carry forward against future taxable income. These tax losses can be carried forward indefinitely.

	2004	2003
	HK$’000	HK$’000

Deferred tax assets
At 1 January	491,024	476,859
Utilisation of previously unrecognised tax losses	(28,844)	(30,389)
Increase in tax rate	—	44,554

At 31 December	462,180	491,024

	2004	2003
	HK$’000	HK$’000

Deferred tax liabilities
At 1 January	(90,410)	(102,991)
Reversal of temporary differences	24,602	22,224
Increase in tax rate	—	(9,643)

At 31 December	(65,808)	(90,410)

	2004	2003
	HK$’000	HK$’000

Summary of net status
Deferred tax assets	462,180	491,024
Deferred tax liabilities	(65,808)	(90,410)

Net unrecognised deferred tax assets at 31 December	396,372	400,614

26	CAPITAL COMMITMENTS

	Group
	2004	2003
	HK$’000	HK$’000

In respect of purchases of fixed assets:
Contracted but not provided for	1,129,775	38,509

     The outstanding commitment is mainly to be financed by the unutilised balance of equipment supply facility of the Amendment and Restatement Agreement entered with Huawei Tech. as set out in Note 23.

     As of 31 December, 2004, the Group provided a performance bond of HK$210,746,000 to OFTA, representing the aggregate amount of the 6th, 7th and 8th years’ Minimum Annual Fees.

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

27	COMMITMENTS UNDER OPERATING LEASES

     At 31 December, the Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

		Group
	2004		2003
	HK$’000		HK$’000

In respect of land and buildings, including transmission sites:
Not later than one year	147,408		127,719
Later than one year and not later than five years	84,711		67,773

	232,119		195,492

In respect of leased lines:
Not later than one year	70,398		21,286
Later than one year and not later than five years	49,833		5,019

	120,231		26,305

	352,350		221,797

28	RELATED PARTY TRANSACTIONS

     The following is a summary of significant related party transactions which were carried out in the normal course of the Group’s business:

		Group
	2004		2003
	HK$’ 000		HK$’ 000

Operating lease charges paid to certain related companies	126		1,346

     The Group entered into various operating lease agreements based on normal commercial terms with subsidiaries of certain beneficial shareholders of the Company to lease a number of premises for the Group’s operating activities.

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

29.	INVESTMENTS IN SUBSIDIARIES

		Company
	2004		2003
	HK$’000		HK$’000

Unlisted shares, at cost	1		1
Loan to a subsidiary	2,421,735		2,421,735
Amounts due to subsidiaries	(72,845)		(61,235)

	2,348,891		2,360,501

The loan to and the amounts due to the subsidiaries are unsecured, interest-free and have no fixed terms for repayment.

The Company has the following principal wholly-owned subsidiaries as at 31 December, 2004:

	Place of	Issued and fully paid up
Name	incorporation	capital	Principal Activities

Shares held directly:
SUNDAY HOLDINGS (HONG KONG)	British Virgin Islands	100 ordinary shares of	Investment holding
CORPORATION		US$1 each

SUNDAY HOLDINGS (CHINA)	British Virgin Islands	1 ordinary share of US$1	Investment holding
CORPORATION

SUNDAY IP HOLDINGS	British Virgin Islands	1 ordinary share of US$1	Investment holding
CORPORATION

Shares held indirectly:
MANDARIN COMMUNICATIONS	Hong Kong	100 ordinary shares of	Provision of mobile
LIMITED		HK$1 each and	and other services,
		1,254,000,000 non-	and sales of
		voting deferred shares	mobile phones and
		of HK$1 each	accessories

SUNDAY 3G HOLDINGS (HONG	British Virgin Islands	1 ordinary share of US$1	Investment holding
KONG) CORPORATION

SUNDAY 3G (HONG KONG) LIMITED	Hong Kong	2 ordinary shares each	Licensee of Hong
		of HK$1	Kong 3G Licence

SUNDAY IP LIMITED	British Virgin Islands	1 ordinary share of US$1	Holding the Group’s
intellectual
property rights and
trade marks

SUNDAY COMMUNICATIONS	People’s Republic of	US$1,500,000	Provision of back
SERVICES (SHENZHEN) LIMITED	China		office support
(“SCSSL”)			services to the
Group

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

     The principal activities of the subsidiaries, except for SCSSL which operates in the People’s Republic of China (“PRC”), are undertaken in Hong Kong.

     SCSSL is registered as a wholly foreign-owned enterprise in the PRC. The registered capital of SCSSL has been fully paid up.

30	APPROVAL OF ACCOUNTS

     The accounts were approved by the board of directors on 30 March, 2005.

3.	INDEBTEDNESS STATEMENT

     As at the close of business on 31 May, 2005, being the latest practicable date for the purpose of this indebtedness statement, SUNDAY had total outstanding borrowings of HK$799,244,000, represented by HK$374,244,000 of equipment supply facility and HK$425,000,000 of general facility, both of which were loans from Huawei Tech. drawn down in accordance with the Facility Agreement entered into by Mandarin Communications Limited (a wholly-owned subsidiary of SUNDAY), SUNDAY and Huawei Tech. on 13 May, 2004 and the Amendment and Restatement Agreement entered into by the same parties on 15 November, 2004 and secured by a financial package with terms that are standard for similar project financing arrangements and including a charge over all the assets, revenues and shares of certain wholly-owned subsidiaries of the Company and a corporate guarantee by the Company.

     As at 31 May, 2005, the Group had capital commitments in respect of acquisition of fixed assets amounting to HK$943,398,000.

     As at 31 May, 2005, the Group provided a performance bond of HK$210,746,000 to the Office of Telecommunications Authority through drawdown of the 3G performance bond facility under the Facility Agreement.

     As at 31 May, 2005, a bank deposit of HK$806,000 was pledged to a bank in return for a bank guarantee issued in respect of the use of facilities at the Hong Kong International Airport for the provision of mobile services.

     Save as aforesaid and apart from intra-group liabilities and normal trade payables in the ordinary course of business of the Group, the Group did not have any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, finance lease or hire purchases commitments, guarantees or other material contingent liabilities as at the close of business on 31 May, 2005.

     Save as disclosed above, the Directors have confirmed that there have been no material changes in the commitments and contingent liabilities of the Group since 31 December, 2004 and up to the Latest Practicable Date.

     For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the rates of exchange prevailing at the close of business on 31 May, 2005.

APPENDIX II	FINANCIAL INFORMATION REGARDING THE GROUP

4.	MATERIAL CHANGE

     Mandarin Communications Limited (a wholly-owned subsidiary of SUNDAY), SUNDAY and Huawei Tech. entered into the Facility Agreement on 13 May, 2004 and the Amendment and Restatement Agreement on 15 November, 2004 for the provision of an equipment supply facility, a general facility and a 3G performance bond facility. As at 31 May, 2005, the Group had total outstanding borrowings of HK$799,244,000, represented by HK$374,244,000 of equipment supply facility and HK$425,000,000 of general facility, and a performance bond of HK$210,746,000 provided to the Office of the Telecommunications Authority through drawdown of the 3G performance bond facility.

     Under the terms of the Facility Agreement (as amended by the Amendment and Restatement Agreement) with Huawei Tech., the cessation of any two or more of Richard John Siemens, William Bruce Hicks, Kuldeep Saran and Edward Wai Sun Cheng as Directors involved in the management of SUNDAY other than by reason of death, disability, removal by shareholders or dismissal for cause may constitute an event of default unless a waiver to such term is granted by Huawei Tech.. Each of these individuals will resign as Directors with effect from the first closing date of the Offer, which is 29 July, 2005. Failure to comply with this covenant may entitle Huawei Tech. to accelerate the maturity of the outstanding amounts under the Facility Agreement and, if not repaid, to exercise their security rights over substantially all of the Group’s assets. SUNDAY, PCCW and the Offeror are considering various alternatives available to them to prevent such event of default occurring, including the possibility of requesting a waiver from Huawei Tech

     Save as disclosed above, the Board is not aware of any material changes in the financial or trading position or prospects of the Group subsequent to 31 December, 2004, the date to which the latest audited consolidated financial statements of the Group were made up.

APPENDIX III	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

     This composite offer document includes particulars given in compliance with the Takeovers Code for the purpose of giving information with regard to the Offer and the Company.

     The information contained in this composite offer document (other than that relating to the PCCW Group, but including that relating to the Group) is supplied by the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information in relation to the Group contained in this composite offer document (other than that relating to the PCCW Group, but including that relating to the Group) and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions of SUNDAY and the Directors expressed in this composite offer document have been arrived at after due and careful consideration and there are no other facts (other than relating to the PCCW Group, but including those relating to the Group) not contained in this composite offer document, the omission of which would make any statement in this composite offer document relating to the Group misleading.

     The information contained in this composite offer document relating to the PCCW Group (other than that relating to the Group and the Directors) is supplied by the Offeror. The directors of PCCW and the Offeror jointly and severally accept full responsibility for the accuracy of the information contained in this composite offer document (other than that relating to the Group and the Directors) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions of the Offeror and PCCW expressed in this composite offer document have been arrived at after due and careful consideration and there are no other facts relating to the PCCW Group (other than those relating to the Group and the Directors) not contained in this composite offer document, the omission of which would make any statement in this composite offer document relating to the PCCW Group (excluding the Group) misleading.

2.	SHARE CAPITAL OF SUNDAY

     As at the Latest Practicable Date, the authorised capital of the Company was HK$1,000,000,000 divided into 10,000,000,000 Shares of HK$0.10 each, of which HK$299,000,000 divided into 2,990,000,000 Shares had been issued and were fully paid up of which 24,917,500 Shares were represented by 249,175 ADSs. No Shares had been issued since 31 December, 2004, being the end of the last financial year of the Company, and up to the Latest Practicable Date. All of the Shares currently in issue rank pari passu in all respects with each other, including the rights in respect of capital, dividends and voting.

     As at the Latest Practicable Date, save and except for the 27,515,831 Outstanding Share Options, there were no outstanding options, warrants, derivatives or convertible securities issued by the Company.

APPENDIX III	GENERAL INFORMATION

3.	DISCLOSURE OF INTERESTS OF SUNDAY

	(a)	Interests of the Directors

As at the Latest Practicable Date, none of the Directors had any interest in the Shares of SUNDAY. None of the Directors had any interest in the shares of the Offeror as at the Latest Practicable Date.

	(b)	Persons with interest or short position in the Shares of SUNDAY which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance

As at the Latest Practicable Date, so far as is known to any Director or the chief executive of SUNDAY, the following persons had, or was deemed or taken to have, an interest or short position in the securities of SUNDAY which would fall to be disclosed to SUNDAY and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance:

	Number of	Percentage of
Name of shareholders	Shares	Shareholding

PCCW Limited*	1,790,134,000	59.87%
Huawei Tech. Investment Co., Limited	296,416,000	9.91%

All the interests disclosed represent long positions in the shares of SUNDAY.

* PCCW indirectly holds these interests through its indirect wholly-owned subsidiary, PCCW Mobile Holding No. 2 Limited, which is the Offeror.

(c)	Save and except the 1,790,134,000 Shares acquired under the Agreements, the Offeror did not own or control any Shares or convertible securities, warrants, options or derivatives in respect of the Shares as at the Latest Practicable Date.

(d)	As at the Latest Practicable Date, a wholly-owned subsidiary of Cheung Kong (Holdings) Limited and a private company controlled by Mr. Li Ka Shing, each of which is presumed under the Takeovers Code to be acting in concert with the Offeror, held respectively 19,854,000 Shares (representing approximately 0.66 percent of the existing issued share capital of SUNDAY) and 5,127,000 Shares (representing approximately 0.17 percent of the existing issued share capital of SUNDAY), which were acquired by them between April 2000 and February 2003.

(e)	Except as disclosed in paragraphs (c) and (d) above, as at the Latest Practicable Date, to the best knowledge of the Offeror after making reasonable enquiries, none of its directors or persons acting in concert with the Offeror owned or controlled any Shares or convertible securities, warrants, options or derivatives in respect of any Shares.

APPENDIX III	GENERAL INFORMATION

(f)	As at the Latest Practicable Date, no persons who owned or controlled Shares or convertible securities, warrants, options or derivatives in respect of the Shares have irrevocably committed themselves to accept or, so far as the Offeror is aware, not to accept the Offer.

(g)	As at the Latest Practicable Date, to the best knowledge of the Offeror after making reasonable enquiries, there were no holdings of Shares, or convertible securities, warrants, options or derivatives in respect of Shares, owned or controlled by any person with whom the Offeror or any person acting in concert with it has an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code.

(h)	As at the Latest Practicable Date, none of Citigroup, their respective group companies, directors, or (except as disclosed in paragraphs (c) and (d) above) persons acting in concert with the Offeror or presumed under the Takeovers Code to be acting in concert with the Offeror, had any beneficial interest in any Shares.

(i)	As at the Latest Practicable Date, to the best knowledge of the Offeror after making reasonable enquiries, neither the Offeror nor any persons acting in concert with it had any arrangement with any other person of the kind referred to in Note 8 to Rule 22 of the Takeovers Code.

(j)	As at the Latest Practicable Date, save as disclosed in this composite offer document, there were no material contracts entered into by the Offeror in which the Directors have a material personal interest.

(k)	As at the Latest Practicable Date, none of SUNDAY or the Directors was interested in any shares of the Offeror.

(l)	As at the Latest Practicable Date, no subsidiary of SUNDAY, or any pension fund of SUNDAY or of any member of the Group or any adviser to SUNDAY as specified in class (2) of the definition of “associate” under the Takeover Code but excluding exempt principal traders owned or controlled any Shares or convertible securities, warrants, options or derivatives in respect of Shares.

(m)	As at the Latest Practicable Date, no shareholding in SUNDAY was managed on a discretionary basis by fund managers (other than exempt fund managers) connected with SUNDAY.

(n)	As at the Latest Practicable Date, to the best knowledge of the Directors after making reasonable enquiries, there were no holdings of Shares or convertible securities, warrants, options or derivatives in respect of Shares, owned or controlled by any person with whom SUNDAY or any of its associates by virtue of classes (1), (2), (3) or (4) of the definition of “associate” under the Takeovers Code has an arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code.

(o)	As at the Latest Practicable Date, to the best knowledge of the Directors after making all reasonable enquiries, there was no arrangement of the kind referred to in the third paragraph of Note 8 to Rule 22 of the Takeovers Code between SUNDAY or any of its associates (as defined in the Takeovers Code) and any other person.

APPENDIX III	GENERAL INFORMATION

4.	DEALING IN SHARES

During the Relevant Period,

	(a)	save for the acquisition of the 1,790,134,000 Shares pursuant to the Agreements, none of the Offeror, the directors of the Offeror or parties acting in concert with the Offeror had dealt for value in any securities of SUNDAY;

	(b)	none of the Directors had dealt for value in any securities of SUNDAY;

	(c)	neither SUNDAY nor any of its Directors had dealt for value in the securities of the Offeror;

	(d)	none of the subsidiaries of SUNDAY, any pension funds of SUNDAY or of any of its subsidiaries or ING, had dealt for value in any securities of SUNDAY; and

	(e)	no fund managers (other than exempted fund managers) connected with SUNDAY and who managed funds on a discretionary basis connected with SUNDAY had dealt for value in any securities of SUNDAY.

5.	PERSONS ACTING IN CONCERT WITH THE OFFEROR

     PCCW has received a ruling from the Executive to modify the application of the presumption in class (2) of the definition of “acting in concert” under the Takeovers Code, to the effect that, the class (2) presumption shall not apply to the directors (and their close relatives, related trusts and companies controlled by any of the directors, their close relatives or related trusts) of PCCW’s subsidiaries, for the reasons that:

(i)	PCCW has more than 420 subsidiaries and there are more than 140 directors of those subsidiaries;

(ii)	directors of PCCW’s subsidiaries are not involved in the Offer (except for those who are also main board Directors of PCCW) and are not acting in concert with the Offeror; and

(iii)	accordingly, it is not practical or possible for PCCW to control or monitor share dealings of the directors of PCCW’s subsidiaries regarding their personal investment.

     On the basis of the ruling of the Executive, all references to persons acting in concert with the Offeror in this composite offer document shall exclude the directors (and their close relatives, related trusts and companies controlled by any of the directors, their close relatives or related trusts) of PCCW’s subsidiaries.

APPENDIX III	GENERAL INFORMATION

6.	MARKET PRICES

	(a)	The highest and lowest closing prices of the Shares as quoted on the Stock Exchange during the Relevant Period were HK$0.40 per Share on 12 January, 2005 and HK$0.65 per Share from 22 June, 2005 to 24 June, 2005 and 28 June, 2005, respectively.

	(b)	The table below sets out the closing prices of the Shares on the Stock Exchange on the last business day of each of the six calendar months immediately preceding the Announcement on which trading of the Shares took place:

Closing price
(HK$)

31 December, 2004	0.435
31 January, 2005	0.510
28 February, 2005	0.560
31 March, 2005	0.455
30 April, 2005	0.460
31 May, 2005	0.510

	(c)	The closing price of the Shares on the Stock Exchange on 10 June, 2005, being the last day on which the Shares were traded before the suspension of trading on 13 June, 2005 at the request of SUNDAY, was HK$0.53.

	(d)	The closing price of the Shares on the Stock Exchange on the Latest Practicable Date was HK$0.64.

7.	LITIGATION

     None of SUNDAY or any of its subsidiaries are engaged in any litigation or arbitration or claim of material importance and no litigation or claim of material importance is known to the Directors to be pending or threatened by or against SUNDAY or any of its subsidiaries.

8.	MATERIAL CONTRACTS

     None of the members of the Group has entered into any material contract, not being contracts entered into in the ordinary course of business carried on or intended to be carried on by any member of the Group, after the date two years preceding the date of the Announcement.

APPENDIX III	GENERAL INFORMATION

9.	EXPERTS

     The following are the qualifications of each of the experts who have been named in this composite offer document or given their opinion or advice which are contained in this composite offer document:

Name	Qualification

Citigroup Global Markets Asia Limited	A deemed licensed corporation under the Securities and Futures Ordinance, licensed to carry on Type 1 (dealings in securities), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 7 (providing automated trading services) of the regulated activities.

ING Bank N.V.	A registered institution under the Securities and Futures Ordinance, registered for Type 1 (dealing in securities), Type 4 (advising on securities) and Type 6 (advising on corporate finance) of the regulated activities.

10.	CONSENT

     Citigroup and ING have given and have not withdrawn their respective written consents to the issue of this composite offer document with the inclusion in this composite offer document of the text of their respective letters and references to their names in the form and context in which they are included.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents are available for inspection from 9:30 a.m. to 5:30 p.m., Monday to Friday at the office of Richards Butler, legal advisor to the Offeror, at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong while the Offer remains open for acceptance.

(a)	the memorandum and articles of association of the Offeror;

(b)	the memorandum and articles of association of SUNDAY;

(c)	the annual reports of SUNDAY for the two years ended 31 December, 2004;

(d)	the letter from Citigroup, the text of which is set out on pages 7 to 17 of this composite offer document;

(e)	the letter of recommendation of the Independent Board Committee, the text of which is set out on pages 23 to 24 of this composite offer document;

APPENDIX III	GENERAL INFORMATION

(f)	the letter of advice from ING, the text of which is set out on pages 25 to 50 of this composite offer document;

(g)	the material contracts set out under the paragraph headed “Material contracts” in Appendix III to this composite offer document; and

(h)	the written consents referred to in the paragraph headed “Consent” in Appendix III to this composite offer document.

12.	MISCELLANEOUS

	(a)	None of the existing Directors will be given any benefit as compensation for loss of office or otherwise in connection with the Offer.

	(b)	There is no agreement or arrangement between any of the Directors and any other person which is conditional on or dependent upon the outcome of the Offer or otherwise connected with the Offer.

	(c)	Save and except for the Agreements and the transactions contemplated therein, there is no agreement or arrangement or understanding (including any compensation arrangement) between the Offeror or any person acting in concert with it (on the one part) and any of the Directors, recent directors, shareholders or recent shareholders of SUNDAY (on the other part) having any connection with or dependence upon the Offer.

	(d)	The Offeror does not have any intention to transfer any Shares acquired pursuant to the Offer to any other person.

	(e)	PCCW is the ultimate holding company of the Offeror. PCCW is a company which was incorporated in Hong Kong on 24 April, 1979 with limited liability and is listed on the Main Board of the Stock Exchange (SEHK: 0008) with an ADS (American Depositary Share) listing on the New York Stock Exchange, Inc. (NYSE: PCW). The registered office of PCCW is at 39th Floor, PCCW Tower, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong. The directors of PCCW are:

Executive Directors:
Li Tzar Kai, Richard (Chairman)
So Chak Kwong, Jack (Deputy Chairman and Group Managing Director)
Yuen Tin Fan, Francis (Deputy Chairman)
Peter Anthony Allen
Alexander Anthony Arena
Chung Cho Yee, Mico
Lee Chi Hong, Robert
Dr Fan Xingcha

APPENDIX III	GENERAL INFORMATION

Non-Executive Directors:
Sir David Ford, KBE, LVO
Zhang Chunjiang
Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang
Dr Fung Kwok King, Victor
Dr The Hon Li Kwok Po, David, GBS, JP
Sir Roger Lobo, CBE, LLD, JP
Aman Mehta
The Hon Raymond George Hardenbergh Seitz

(f)	The Secretary of SUNDAY is Mr. Raymond Wai Man Mak who is an associate member of the Hong Kong Institute of Certified Public Accountants and a fellow member of the Association of Chartered Certified Accountants.

(g)	The registered office of SUNDAY is situated at Century Yard, Cricket Square, Hutchins Drive, P.O. Box 2681 GT George Town, Grand Cayman, Cayman Islands, British West Indies.

(h)	The head office and principal place of business of SUNDAY is situated at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong.

(i)	The principal share registrar and transfer office of SUNDAY is Butterfield Bank (Cayman) Limited, which is situated at Butterfield House, 68 Fort Street, P.O. Box 705, George Town, Grand Cayman, Cayman Islands, British West Indies.

(j)	The Hong Kong branch share registrar and transfer office of SUNDAY is Computershare Hong Kong Investor Services Limited, which is situated at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.

(k)	The ADS custodian is The Hongkong and Shanghai Banking Corporation Limited which is located at One Queen’s Road Central, Hong Kong.

(l)	The principal place of business of Citigroup is at 50/F, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong.

(m)	The principal place of business of ING is at 39/F., One International Finance Centre, 1 Harbour View Street, Central, Hong Kong.

APPENDIX III	GENERAL INFORMATION

(n)	As at the Latest Practicable Date, there was no material contract entered into by the Offeror in which any of the Directors had a material personal interest.

(o)	As at the Latest Practicable Date, none of the Directors has entered into any service contract with SUNDAY or any of its subsidiaries or associated companies which has more than 12 months to run, or which has been entered into or amended within six months before the commencement of the Offer Period.

(p)	The English language text of this composite offer document shall prevail over the Chinese language text.

Unless the context otherwise requires, terms used in this form have the same meanings as defined in the composite offer and response document dated 8 July, 2005 issued by Citigroup Global Markets Asia Limited for and on behalf of PCCW Mobile Holding No. 2 Limited and by SUNDAY Communications Limited (the “Offer Document”)

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code : 0866)

FORM OF ACCEPTANCE AND TRANSFER OF SHARES OF HK$0.10 EACH IN THE ISSUED SHARE CAPITAL
OF SUNDAY COMMUNICATIONS LIMITED (THE “COMPANY”)

To be completed in all respects

Branch Registrar in Hong Kong : Computershare Hong Kong Investor Services Limited	Rooms 1712 - 1716, 17th Floor, Hopewell Centre 183 Queen's Road East Hong Kong

Insert the total
number of Shares
for which the Offer is accepted. If no number is inserted or a number in excess of your registered holding of Shares is inserted, you will be deemed to have accepted the Offer in respect of your entire registered holding of Shares.	FOR THE CONSIDERATION stated below the “Transferor(s)” named below hereby transfer(s) to the “Transferee” named below the shares of HK$0.10 each in the issued share capital of the Company (“Shares”) specified below subject to the terms and conditions contained herein and in the accompanying Offer Document.

	Number of shares	FIGURES	WORDS
Share certificate number(s)
	TRANSFER FROM Transferor(s) names(s) and address(es) in full (EITHER TYPEWRITTEN OR WRITTEN IN BLOCK CAPITAL)	Surname(s)/Company Name(s) Other Name(s)

Registered address(es)

Telephone number
	CONSIDERATION	HK$0.65 in cash for each Share
	TRANSFER TO TRANSFEREE	Name	PCCW Mobile Holding No. 2 Limited
		Correspondence Address	P.O. Box 957 Offshore Incorporates Centre Road Town, Tortola British Virgin Islands
		Occupation	Corporation
PLEASE DO NOT DATE	Þ	SIGNED by the parties to this transfer, this ___day of _________ 2005

Signed by or on behalf of the Transferee in the presence of:		Ü	ALL JOINT HOLDERS MUST SIGN HERE

SIGNATURE OF WITNESS

Name and Address

Occupation	Signature(s) of Transferor(s)

Do not complete Signed by or on behalf of the Transferee in the presence of: SIGNATURE OF WITNESS	For and on behalf of PCCW Mobile Holding No. 2 Limited

Address

Occupation	Signature of Transferee or its duly authorised agent(s)

THIS FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this form or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of HK$0.10 each (“Shares”) in SUNDAY Communications Limited (the “Company”), you should at once hand this form of acceptance and transfer and the accompanying Offer Document to the purchaser(s) or other transferee(s) or to the licensed securities dealer, bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser(s) or transferee(s).

The making of the Offer to certain persons resident in jurisdictions outside Hong Kong may be affected by the laws of the relevant jurisdictions. If you are a citizen or resident or national of a jurisdiction outside Hong Kong you should inform yourself about and observe any applicable legal requirements. It is your responsibility if you wish to accept the Offer to satisfy yourself as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental or other consent which may be required or the compliance with other necessary formalities and the payment of any transfer or other taxes due in respect of such jurisdiction.

This form should be read in conjunction with the Offer Document.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this form, which forms part of the Offer Document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form.

HOW TO COMPLETE THIS FORM

Shareholders are advised to read the Offer Document before completing this form. To accept the mandatory unconditional cash offer made Citigroup Global Markets Asia Limited (“Citigroup”) for and on behalf of PCCW Mobile Holding No. 2 Limited (the “Offeror”) to acquire your Shares at a cash consideration of HK$0.65 per Share (the “Offer”), you should complete and sign the form of acceptance and transfer overleaf and forward this entire form, together with the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/ or satisfactory indemnity or indemnities required in respect thereof), for the whole of your holding of Shares or, if applicable, for not less than the number of Shares in respect of which you propose to accept the Offer, by post or by hand, marked “SUNDAY Offer” to the Hong Kong branch share registrar of the Company, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong as soon as possible, but in any event to reach the Registrar by not later than 4:00p.m. on 29 July 2005 or such later time and/or date as the Offeror shall determine and announce. The provisions of Appendix I to the Offer Document which are applicable to the Offer for the Offer Shares are incorporated into and form part of this form.

FORM OF ACCEPTANCE AND TRANSFER IN RESPECT OF THE OFFER

To: The Offeror and Citigroup

1.	My/Our execution of the form of acceptance and transfer overleaf (whether or not such form is dated) which shall be binding on my/our successors and assignees shall constitute:-

	(a)	my/our acceptance of the Offer made by Citigroup for and on behalf of the Offeror, as contained in the Offer Document for the consideration and on and subject to the terms and conditions therein and herein mentioned, in respect of the number of Shares specified in the form of acceptance and transfer or, if no such number is specified or a greater number is specified than I/we am/ are registered as the holder(s), in respect of all such Shares as to which I/we am/are registered as the holder(s);

	(b)	my/our irrevocable instructions and authority to the Offeror and/or Citigroup and/or their respective agent(s) to collect from the Registrar on my/our behalf the Share certificate(s) in respect of the Shares due to be issued to me/us in accordance with, and against surrender of, the enclosed transfer receipt(s) and/or other document(s) of title (if any) (and/or satisfactory indemnity or indemnities required in respect thereof), which has/have been duly signed by me/us and to deliver the same to the Registrar and to authorise and instruct the Registrar to hold such Share certificate(s) on and subject to the terms and conditions of the Offer, as if it/they was/were Share certificate(s) delivered to the Registrar together with this form of acceptance and transfer;

	(c)	my/our irrevocable instructions and authority to the Offeror and/or Citigroup and for the Registrar and/or their respective agent(s) to send a cheque crossed “Not negotiable - account payee only” drawn in my/our favour for the cash consideration to which I/we shall have become entitled under the terms of the Offer (less seller’s ad valorem stamp duty payable by me/us in connection with my/our acceptance of the Offer) by post at my/our risk to the person named at the address stated below or, if no name and address is stated below, to me or the first-named of us (in the case of joint registered shareholders) at the registered address shown in the register of the members of the Company:

(Note: Insert name and address of the person to whom the cheque is to be sent if different from the registered shareholder or the first-named of joint registered shareholders)

Name: (in block capital)

Address:

(d)	my/our irrevocable instructions and authority to the Offeror and/or Citigroup and/or such person or persons as the Offeror and/or Citigroup may direct for the purpose, on my/our behalf, to make and execute the contract note as required by Section 19(1) of the Stamp Duty Ordinance (Chapter 117 of the laws of Hong Kong) to be made and executed by me/us as seller(s) of the Shares to be sold by me/us under the Offer and to cause the same to be stamped and to cause an endorsement to be made on the form of acceptance and transfer in accordance with the provisions of that Ordinance;

(e)	my/our irrevocable instructions and authority to the Offeror and/or Citigroup and/or such person or persons as the Offeror and/or Citigroup may direct to complete, amend and execute any document on my/our behalf in connection with my/our acceptance of the Offer including, but without limitation to insert a date in the form of acceptance and transfer or, if I/we or any other person shall have inserted a date, to delete such date and insert another date and to insert, delete, amend or substitute the transferee in the form of acceptance and transfer and to do any other act that may be necessary or expedient for the purpose of vesting in the Offeror and/or such person or persons as it may direct my/our Shares;

(f)	my/our undertaking to execute such further said documents and to do such acts and things by way of further assurance as may be necessary or desirable to transfer my/our said Shares to the Offeror, or such person or persons as it may direct free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights attaching thereto, including the right to receive all dividends, and/or other distributions, made or paid on the Shares on or after 13 June 2005; and

(g)	my/our agreement to ratify each and every act or thing which may be done or effected by the Offeror or Citigroup or its agent(s) or such person or persons as it may direct on the exercise of any rights contained herein.

2.	In the event that my/our acceptance is not valid, or is treated as invalid, in accordance with the terms of the Offer, all instructions, authorisations and undertakings contained in paragraph 1 above shall cease in which event, I/we authorise and request you to return to me/us my/our Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities required in respect thereof), together with this form duly cancelled, by post at my/our risk to the person named in paragraph 1(c) above or, if no name and address is stated, to me or the first-named of us (in the case of joint registered shareholders) at the registered address shown in the register of members of the Company.

	Note:	Where you have sent one or more transfer receipt(s) and in the meantime the relevant Share certificate(s) has/have been collected by the Offeror and/or Citigroup or its agent(s) from the Registrar or the Company on your behalf, you will be sent such Share certificate(s) in lieu of the transfer receipt(s).

3.	I/We enclose the relevant Share certificate(s) and/or transfer receipt(s) and/or any other document(s) of title (and/or any satisfactory indemnity or indemnities in respect thereof) for the whole/part of my/our holding of Shares which are to be held by you on the terms and conditions of the Offer. I/We understand that no acknowledgment of receipt of any form of acceptance and transfer, Share certificate(s) and/or any other document(s) of title will be given.

4.	I/We hereby warrant and represent to you that, I/we am/are the registered Shareholder(s) of the number of Shares specified in this form and I/we have the full right, power and authority to sell and pass the title and ownership of such Shares to the Offeror by way of acceptance of the Offer free from all third party rights, liens, claims, charges, equities and encumbrances and together with all rights attaching to them, including the right to receive all dividends and distributions, if any, declared, paid or made on or after 13 June, 2005.

5.	I/We acknowledge that, save as expressly provided in the Offer Document, all the acceptances, instructions, authorities and undertakings hereby given shall be irrevocable.

PERSONAL DATA

Personal information collection statement

The main provisions of the Personal Data (Privacy) Ordinance (the “Ordinance”) came into effect in Hong Kong on 20th December, 1996. This Personal Information Collection Statement informs Shareholders, as the data subject, of the policies and practices of the Offeror and Citigroup in relation to personal data and the Ordinance.

1.	Reasons for the collection of your personal data

From time to time it is necessary for Shareholders to supply their latest correct personal data to the Offeror and/or Citigroup in relation to the Offer for the Offer Shares.

Failure to supply the requested data may result in delay or inability of the Offeror and/or Citigroup to comply with the Offer terms. It is important that Shareholders must inform the Offeror and Citigroup immediately of any inaccuracies in the data supplied.

2.	Purpose

Your personal data may be used, held and/or stored (by whatever means) for the following purposes:

	•	processing of your application and verification of compliance with the terms and application procedures set out in this form and the Offer Document;

	•	conducting or assisting to conduct signature verifications, any verification or exchange of information;

	•	establishing benefit entitlements of the independent Shareholders;

	•	distributing communications from the Offeror and/or Citigroup;

	•	making disclosure as required by laws, rules or regulations (whether statutory or otherwise);

	•	disclosing relevant information to facilitate claims on entitlements; and

	•	any other incidental or associated purposes relating to the above and/or to enable the Offeror and/or Citigroup to discharge their obligations to Shareholders and/or regulators and any other purposes to which Shareholders may from time to time agree.

3.	Transfer of personal data

Personal data held by the Offeror and/or Citigroup relating to you will be kept confidential but the Offeror and/or Citigroup may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) your personal data to, from or with any and all of the following persons and entities:

• the Offeror or any of its appointed agents such as financial advisers, receiving bankers and registrars;

• any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Offeror and/or Citigroup in connection with the operation of their business;

• the Stock Exchange, the SFC and any other regulatory or government bodies; and

• any other persons or institutions with which you have or propose to have dealings, such as your bankers, solicitors, accountants or stockbrokers, etc.

By signing this form, you agree to all of the above.

4.	Access to and correction of personal data

The Ordinance provides Shareholders with rights to ascertain whether the Offeror and/or Citigroup hold their personal data, to obtain a copy of such data, and to correct any personal data that is inaccurate.

In accordance with the Ordinance, the Offeror and/or Citigroup have the right to charge a reasonable fee for the processing of any data access requests. All requests for access to or correction of personal data or for information regarding policies and practices and kinds of data held should be addressed to the Offeror and/or Citigroup.

By signing this form, you agree to all of the above.

Unless the context otherwise requires, terms used in this form have the same meanings as defined in the composite offer and response document dated 8 July, 2005 issued by Citigroup Global Markets Asia Limited for and on behalf of PCCW Mobile Holding No. 2 Limited and by SUNDAY Communications Limited (the “Offer Document”)

SUNDAY COMMUNICATIONS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(Stock Code : 0866)

FORM OF ACCEPTANCE AND CANCELLATION OF OUTSTANDING SHARE OPTIONS RELATING
TO SHARES IN THE SHARE CAPITAL OF SUNDAY COMMUNICATIONS LIMITED (THE “COMPANY”)

To be completed in all respects

SUNDAY Communications Limited	13th Floor Warwick House TaiKoo Place 979 King’s Road Quarry Bay Hong Kong

Insert the total
number of Shares
for which the Offer is accepted. If no number is inserted or a number in excess of your registered holding of Shares is inserted, you will be deemed to have accepted the Offer in respect of your entire registered holding of Shares.	FOR THE CONSIDERATION stated below the “Option Holder” named below hereby agrees to cancel the number of Outstanding Share Options, each entitling the holder to subscribe for one new share of HK$0.10 each in the share capital of the Company, specified below, subject to the terms and conditions contained herein and in the accompanying Offer Document.

	Number of outstanding share options	FIGURES	WORDS
	Details of options holder	Surname(s) Other Name(s)

Registered address

Telephone number
	CONSIDERATION	HK$0.001 in cash for each Outstanding Share Option
PLEASE DO NOT DATE	Þ	SIGNED by the Option Holder, this ___day of _________ 2005

Signed by or the Option Holder in the presence of:

SIGNATURE OF WITNESS

Name		Ü	ALL JOINT HOLDERS MUST SIGN HERE

Address

Occupation

Signature(s) of Option Holder

THIS FORM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to any aspect of this form or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

This form should be read in conjunction with the Offer Document.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this form, which forms part of the Offer Document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this form.

HOW TO COMPLETE THIS FORM

Option Holders are advised to read the Offer Document before completing this form. To accept the mandatory unconditional cash offer made by Citigroup Global Markets Asia Limited (“Citigroup”) for and on behalf of PCCW Mobile Holding No. 2 Limited (the “Offeror”) for your agreement to cancel your Outstanding Share Options at a cash consideration of HK$0.001 per Outstanding Share Option (the “Offer”), you should complete and sign the form of acceptance overleaf and forward this entire form, together with the relevant letter or other document evidencing the grant of your Outstanding Share Options to you and/or any other document(s) of title or entitlement (and/or satisfactory indemnity or indemnities required in respect thereof), for the whole of your Outstanding Share Options or, if applicable, for not less than the number of Outstanding Share Options in respect of which you propose to accept the Offer, by post or by hand, marked “SUNDAY Offer” to the Company, at 13th Floor, Warwick House, TaiKoo Place, 979 King’s Road, Quarry Bay, Hong Kong, as soon as possible, but in any event to reach the Company by no later than 4:00 p.m. on 29 July 2005 or such later time and/or date as the Offeror shall determine and announce. The provisions of Appendix I to the Offer Document which are applicable to the Offer for the Outstanding Share Options are incorporated into and form part of this form.

PERSONAL DATA

Personal information collection statement

The main provisions of the Personal Data (Privacy) Ordinance (the “Ordinance”) came into effect in Hong Kong on 20th December, 1996. This Personal Information Collection Statement informs Option Holders, as the data subject, of the policies and practices of the Offeror and Citigroup in relation to personal data and the Ordinance.

1.	Reasons for the collection of your personal data

From time to time it is necessary for Option Holders to supply their latest correct personal data to the Offeror and/or Citigroup in relation to the Offer for the Outstanding Share Options.

Failure to supply the requested data may result in delay or inability of the Offeror and/or Citigroup to comply with the Offer terms. It is important that Option Holders must inform the Offeror and Citigroup immediately of any inaccuracies in the data supplied.

2.	Purpose

Your personal data may be used, held and/or stored (by whatever means) for the following purposes:

• processing of your application and verification of compliance with the terms and application procedures set out in this form and the Offer Document;

• conducting or assisting to conduct signature verifications, any verification or exchange of information;

• establishing benefit entitlements of the Option Holders;

• distributing communications from the Offeror and/or Citigroup;

• making disclosure as required by laws, rules or regulations (whether statutory or otherwise);

• disclosing relevant information to facilitate claims on entitlements; and

• any other incidental or associated purposes relating to the above and/or to enable the Offeror and/or Citigroup to discharge their obligations to Option Holders and/or regulators and any other purposes to which Option Holders may from time to time agree.

3.	Transfer of personal data

Personal data held by the Offeror and/or Citigroup relating to you will be kept confidential but the Offeror and/or Citigroup may, to the extent necessary for achieving the above purposes or any of them, make such enquiries as they consider necessary to confirm the accuracy of the personal data and in particular, they may disclose, obtain, transfer (whether within or outside Hong Kong) your personal data to, from or with any and all of the following persons and entities:

• the Offeror or any of its appointed agents such as financial advisers, receiving bankers and registrars;

• any agents, contractors or third-party service providers who offer administrative, telecommunications, computer, payment or other services to the Offeror and/or Citigroup in connection with the operation of their business;

• the Stock Exchange, the SFC and any other regulatory or government bodies; and

• any other persons or institutions with which you have or propose to have dealings, such as your bankers, solicitors, accountants or stockbrokers, etc.

By signing this form, you agree to all of the above.

4.	Access to and correction of personal data

The Ordinance provides Option Holders with rights to ascertain whether the Offeror and/or Citigroup hold their personal data, to obtain a copy of such data, and to correct any personal data that is inaccurate.

In accordance with the Ordinance, the Offeror and/or Citigroup have the right to charge a reasonable fee for the processing of any data access requests. All requests for access to or correction of personal data or for information regarding policies and practices and kinds of data held should be addressed to the Offeror and/or Citigroup.

By signing this form, you agree to all of the above.

Item 3

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DESPATCH OF COMPOSITE OFFER AND RESPONSE DOCUMENT
RELATING TO THE
MANDATORY UNCONDITIONAL CASH OFFER
by
CITIGROUP GLOBAL MARKETS ASIA LIMITED
for and on behalf of
PCCW MOBILE HOLDING NO. 2 LIMITED
a wholly-owned subsidiary of
PCCW LIMITED

The composite offer document, together with the accompanying form of acceptance and transfer for the SUNDAY Shares which are subject to the Offer and the accompanying form of acceptance and cancellation for the outstanding share options of SUNDAY granted under its share option scheme approved and adopted on 1st March, 2000, will be despatched to the shareholders and option holders of SUNDAY on 8th July, 2005.

Shareholders and option holders of SUNDAY are encouraged to read the composite offer document carefully, including the recommendations of the independent board committee of SUNDAY established in respect of the Offer and the advice from the independent financial advisor, ING Bank N.V., to the independent board committee of SUNDAY, before deciding whether or not to accept the Offer.

The closing time and date of the Offer will be at 4:00 p.m. on 29th July, 2005, unless the Offeror revises or extends the Offer in accordance with the Takeovers Code.

INTRODUCTION

Reference is made to the joint announcement of PCCW and SUNDAY dated 22nd June, 2005. Unless the context otherwise requires, capitalised terms and expressions used in this announcement which are not defined herein shall have the same respective meanings assigned to those terms and expressions in the joint announcement dated 22nd June, 2005.

DESPATCH OF THE COMPOSITE OFFER DOCUMENT

The composite offer document, together with the accompanying form of acceptance and transfer for the SUNDAY Shares which are subject to the Offer and the accompanying form of acceptance and cancellation for the outstanding share options of SUNDAY granted under its share option scheme approved and adopted on 1st March, 2000, will be despatched to the shareholders and the option holders of SUNDAY on 8th July, 2005.

Shareholders and option holders of SUNDAY are encouraged to read the composite offer document carefully, including the recommendations of the independent board committee of SUNDAY established in respect of the Offer and the advice from the independent financial advisor, ING Bank N.V., to the independent board committee of SUNDAY, before deciding whether or not to accept the Offer.

Set out below is the expected timetable for the Offer:

Opening date of the Offer	Friday, 8th July, 2005

Latest time and date for acceptance of the Offer (Note 1)	4:00 p.m. on Friday, 29th July, 2005

Closing date of the Offer	Friday, 29th July, 2005

Announcement in respect of the closing of the Offer and acceptances under the Offer to appear in at least one Chinese newspaper and one English newspaper on	Monday, 1st August, 2005

Latest date for posting of remittances for the amounts due under the Offer in respect of valid acceptances (Note 2)	Monday, 8th August, 2005

Notes:

1.	The Offer, which is unconditional, will be closed on Friday, 29th July, 2005 unless the Offeror revises or extends the Offer in accordance with the Takeovers Code. Acceptances tendered after 4:00 p.m. on Friday, 29th July, 2005 will only be valid if the Offer is revised or extended. If the Offeror decides to extend the Offer, at least 14 days’ notice in writing will be given, before the Offer is closed, to those shareholders and option holders of SUNDAY who have not accepted the Offer.

2.	Remittances in respect of the consideration payable for the SUNDAY Shares and the outstanding share options tendered under the Offer will be posted to shareholders and option holders of SUNDAY as soon as practicable, but in any event within ten days after the receipt of the valid requisite documents from the accepting shareholders or option holders (as the case may be) of SUNDAY by (in the case of SUNDAY Shares) SUNDAY’s branch share registrar in Hong Kong at the address specified in the composite offer document, or (in the case of outstanding share options) SUNDAY at the address specified in the composite offer document.

By Order of the Board	By Order of the Board
PCCW Limited	SUNDAY Communications Limited
Hubert Chak	Raymond Wai Man Mak
Company Secretary	Company Secretary

Hong Kong, 7th July, 2005
As at the date of this announcement, the directors of PCCW are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director); Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico; Lee Chi Hong, Robert; Dr Fan Xingcha

Non-Executive Directors:
Sir David Ford, KBE, LVO; Zhang Chunjiang; Dr Tian Suning (Deputy Chairman)

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor; Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, LLD, JP; Aman Mehta; The Hon Raymond George Hardenbergh Seitz

As at the date of this announcement, the directors of SUNDAY are as follows:

Executive Directors:
Richard John Siemens (Co-Chairman); Edward Wai Sun Cheng (Co-Chairman); William Bruce Hicks (Group Managing Director); Kuldeep Saran; Andrew Chun Keung Leung

Non-Executive Directors:
Kenneth Michael Katz; Hongqing Zheng

Independent Non-Executive Directors:
John William Crawford; Henry Michael Pearson Miles; Robert John Richard Owen

The directors of PCCW jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to PCCW and/or the Offeror and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to PCCW and/or the Offeror have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to PCCW and/or the Offeror the omission of which would make any statements in this announcement relating to PCCW and/or the Offeror misleading.

The directors of SUNDAY jointly and severally accept full responsibility for the accuracy of the information contained in this announcement relating to SUNDAY and/or its subsidiaries and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement relating to SUNDAY and/or its subsidiaries have been arrived at after due and careful consideration and there are no other facts not contained in this announcement relating to SUNDAY and/or its subsidiaries the omission of which would make any statements in this announcement relating to SUNDAY and/or its subsidiaries misleading.